As filed with the Securities and Exchange Commission on October 24, 2003

Registration No. 333-108518

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 4

TO

FORM S-1

REGISTRATION STATEMENT

Under

The Securities Act of 1933

Tessera Technologies, Inc.

(Exact name of Registrant as specified in its charter)

Delaware	3674	16-1620029
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Tessera Technologies, Inc.

3099 Orchard Drive

San Jose, California 95134

(408) 894-0700

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Bruce M. McWilliams

Tessera Technologies, Inc.

3099 Orchard Drive

San Jose, California 95134

(408) 894-0700

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Robert A. Koenig, Esq.	William H. Hinman, Jr., Esq.
Patrick A. Pohlen, Esq.	Simpson Thacher & Bartlett LLP
Nicholas S. O’Keefe, Esq.	3330 Hillview Avenue
Latham & Watkins LLP	Palo Alto, California 94304
135 Commonwealth Drive	(650) 251-5000
Menlo Park, California 94025
(650) 328-4600

Approximate date of commencement of proposed sale to the public:    As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), check the following box.    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.    ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. Neither we nor the selling stockholders may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated October 24, 2003

PROSPECTUS

7,500,000 Shares

Common Stock

We are offering 3,000,000 shares of our common stock in this initial public offering. The selling stockholders included in this prospectus are offering an additional 4,500,000 shares of common stock. No public market currently exists for our common stock.

We have applied to have the shares we are offering approved for quotation on the Nasdaq National Market under the symbol “TSRA.” We anticipate that the initial public offering price will be between $9.00 and $11.00 per share.

Investing in our common stock involves risks. See “ Risk Factors” beginning on page 6.

	Per Share	Total

Public Offering Price	$	$

Underwriting Discount	$	$

Proceeds to Tessera (before expenses)	$	$

Proceeds to the selling stockholders (before expenses)	$	$

The selling stockholders have granted the underwriters a 30-day option to purchase up to 1,125,000 additional shares of common stock at the public offering price, less the underwriting discount, to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Lehman Brothers, on behalf of the underwriters, expects to deliver the shares on or about     , 2003.

LEHMAN BROTHERS	MERRILL LYNCH & CO.

NEEDHAM & COMPANY, INC.	SOUNDVIEW TECHNOLOGY GROUP

                     , 2003

INSIDE FRONT COVER

[Tessera Logo with text: “Tessera, we make it possible”]

We develop semiconductor packaging technology that meets the demand for miniaturization and increased performance of electronic products

[Left column:]

[Picture depicting semiconductor chip packaged into our chip-scale package technology, with text showing the semiconductor chip, the printed circuit board and the elements of the package, including the mold cap, bond wire, substrate and solder ball]

Semiconductor chips are typically assembled in packages that act as the physical and electrical interface between the chip and the printed circuit board. Our technology enables our customers to produce chip-scale and multi-chip packages that offer improvements in size, performance, reliability and cost. As a result, our technology has been incorporated into more than 2.5 billion semiconductors worldwide including ASICs, DRAM, DSPs, Flash memory and SRAM.

[Right column:]

The semiconductors that incorporate our technology are used in a wide range of electronics produced by third party manufacturers

[Below text: Pictures of electronic products that incorporate semiconductors packaged with our technology, including a wireless phone, video game console, MP3 player, digital camera, and personal computer]

Until                 , 2003, 25 days after the date of this offering, all dealers that effect transactions in our shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PROSPECTUS SUMMARY

This summary highlights key aspects of the information contained elsewhere in this prospectus. This summary does not contain all the information you should consider before investing in our common stock. You should read this entire prospectus carefully, especially the risks of investing in our common stock discussed under “Risk Factors.”

Tessera Technologies, Inc.

We develop semiconductor packaging technology that meets the demand for miniaturization and increased performance of electronic products. We license our technology to our customers, enabling them to produce semiconductors that are smaller and faster, and incorporate more features. These semiconductors are utilized in a broad range of communications, computing and consumer electronic products. By using our technology, we believe that our customers are also able to reduce the time-to-market and development costs of their semiconductors. Our technology is currently licensed to 44 companies, and has been incorporated into more than 2.5 billion semiconductors worldwide, including more than 800 million semiconductors shipped in 2002. In 2002, we had revenues of $28.3 million and net income of $6.5 million. For the nine months ended September 30, 2003, we had revenues of $26.6 million and net income of $6.3 million.

Since our formation, we have focused on developing chip-scale packaging, or CSP, and multi-chip packaging technology. Our CSP technology enables our customers to assemble semiconductors into packages that are almost the size of the chip itself, and our multi-chip packaging technology enables multiple chips to be vertically stacked in almost the same area as a CSP. According to Gartner Dataquest, the market for chip-scale packaging is expected to grow from 4.4 billion units in 2002 to 18.9 billion units in 2006, representing a compound annual growth rate of 44%.

The demand for miniaturization and increased performance and functionality of electronic products, such as digital cameras, MP3 players, personal computers, personal digital assistants, video game consoles and wireless phones, has created a significant challenge for the manufacturers of electronic products. Semiconductor companies have traditionally responded to this challenge by decreasing the size of the transistors and integrating more functions on a chip, resulting in higher-performance, lower-cost chips that use less silicon area.

Semiconductor packages, which act as the physical and electrical interface between the chip and the printed circuit board, traditionally have been much larger than the chip itself and occupied significant area on the printed circuit board. These packages have also been limited in their ability to accommodate the processing speeds of higher performing chips due to their relatively long electrical connections. While the integration of more functions on a chip is critical to the miniaturization of electronic products, its impact has been limited by packaging technology, which has not kept pace with the advancements achieved by chip integration.

Our technology offers the following key benefits:

•	Miniaturization. Our technology enables fully-packaged chips to be almost as small as the chip itself, and multi-chip packages that occupy almost the same circuit board area as a single CSP, resulting in improved product miniaturization.

•	High performance. Packaged chips that use our technology have short electrical connections that allow the rapid transfer of data and enable high system-level performance.

•	High reliability. By allowing movement within the package, our technology alleviates thermally-induced stress, resulting in high reliability without compromising package size, performance or cost.

•	Cost effectiveness. We believe that more than 100 companies across the semiconductor supply chain have invested in the materials, equipment and assembly infrastructure required for the high-volume, cost-effective production of semiconductors that incorporate our technology. While this infrastructure could be used, with varying degrees of additional investment, or in some cases no additional investment, to produce semiconductors not using our technology, we believe that the wide availability of resources that support our technology makes its use highly cost-effective.

Our goal is to be the leading developer and licensor of chip-scale and multi-chip packaging technology that meets the demand for miniaturization and increased performance in a broad range of electronic products. We license our technology to many of the world’s leading semiconductor manufacturers, who incorporate our technology into application specific integrated circuits, digital signal processors, dynamic random access memory, Flash memory, and static random access memory.

Corporate Information

Tessera, Inc. was incorporated in Delaware in May 1990. In January 2003, pursuant to a corporate restructuring, Tessera Technologies, Inc., a newly formed Delaware corporation, became the parent holding company of Tessera, Inc. The primary purpose of the restructuring was to terminate certain rights of first refusal previously held by some of Tessera, Inc.’s stockholders with respect to sales of Tessera, Inc. stock. Tessera Technologies, Inc. has no material assets other than its shares of Tessera, Inc., and conducts all of its business and operations through Tessera, Inc. We do not intend to cause or permit shares of the capital stock of Tessera, Inc. to be issued or sold to any other person. However, this holding company structure could result in our stockholders having subordinate rights, as compared to any future stockholders of Tessera, Inc., in a liquidation, dissolution or reorganization of Tessera, Inc.

Our principal executive offices are located at 3099 Orchard Drive, San Jose, California 95134. Our telephone number is (408) 894-0700. We maintain a website at www.tessera.com. The reference to our website address does not constitute incorporation by reference of the information contained on this website.

We own or have rights to trademarks and trade names that we use in conjunction with the operation of our business, including Tessera and Tessera Technologies. This prospectus also includes trademarks and trade names of other parties.

You should rely only on the information contained in this prospectus. Neither we nor the selling stockholders have authorized anyone to provide you with different information. This prospectus is not an offer to sell or a solicitation of an offer to buy shares in any jurisdiction where such offer or any sales of shares would be unlawful. The information in this prospectus is complete and accurate only as of the date on the front cover regardless of the time of delivery of this prospectus or of any sale of shares. In this prospectus, the “Company,” “Tessera,” “we,” “us” and “our” refer to Tessera Technologies, Inc. and, for periods prior to our corporate restructuring in January 2003 or if the context otherwise requires, Tessera, Inc., which is our wholly-owned subsidiary.

The Offering

Common stock offered:

by us	3,000,000 shares

by the selling stockholders	4,500,000 shares

Common stock to be outstanding after this offering	37,833,423 shares

Use of proceeds

We may use the net proceeds of the offering for general corporate purposes, including working capital, litigation expenses, other general and administrative expenses, potential acquisitions of complementary technologies or businesses, capital expenditures, sales and marketing expenses, and research and development expenses. Pending such use, we plan to invest the net proceeds in short-term, investment grade, interest-bearing securities.

We will not receive any of the proceeds from the sale of shares by the selling stockholders.

Proposed Nasdaq National Market symbol	“TSRA”

Risk Factors	See “Risk Factors” beginning on page 6 for a discussion of factors that you should consider carefully before deciding to purchase our common stock.

The number of shares of common stock that will be outstanding after this offering is based on the number of shares outstanding on September 30, 2003 and excludes the following shares:

•	8,752,155 shares subject to stock options outstanding as of September 30, 2003, with a weighted average exercise price of $2.61 per share;

•	355,997 shares subject to warrants outstanding as of September 30, 2003, with a weighted average exercise price of $6.18 per share; and

•	515,772 shares available for future grant or issuance under our 2003 Equity Incentive Plan as of September 30, 2003 and 2,100,000 additional shares that will be available for future grant or issuance under this plan following completion of this offering.

Except as otherwise indicated, all information in this prospectus assumes:

•	conversion of all of our preferred stock into common stock, which will occur automatically immediately prior to completion of this offering;

•	the filing of a restated certificate of incorporation concurrently with the completion of this offering;

•	no exercise of the underwriters’ over-allotment option; and

•	an initial public offering price of $10.00 per share, the mid-point of the filing range set forth on the cover page of this prospectus.

Summary Consolidated Financial Data

The following tables provide summary consolidated financial data. You should read this information in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes appearing elsewhere in this prospectus.

	Fiscal Year Ended December 31,			Nine Months Ended September 30, (unaudited)
	2000	2001	2002	2002	2003
	(in thousands, except per share data)

Consolidated statement of operations data:

Intellectual property revenues	$7,850	$12,258	$17,925	$12,104	$18,037

Other intellectual property revenues(1)	—	13,291	5,715	5,455	2,169

Service revenues	3,630	1,466	4,630	2,617	6,438

Total revenues	11,480	27,015	28,270	20,176	26,644

Total operating expenses	47,039	35,625	20,458	15,175	19,325

Operating income (loss)	(35,559)	(8,610)	7,812	5,001	7,319

Net income (loss)	$(34,080)	$(8,201)	$6,539	$4,245	$6,260

Earnings per common share:

Net income (loss)	$(34,080)	$(8,201)	$6,539	$4,245	$6,260

Cumulative preferred stock dividends in arrears	(10,347)	(11,764)	(12,941)	(9,706)	(6,187)

Deemed preferred stock dividends	(1,284)	—	—	—	—

Net income (loss) attributable to common stockholders	$(45,711)	$(19,965)	$(6,402)	$(5,461)	$73

Basic and diluted net income (loss) per common share(2):	$(8.45)	$(3.18)	$(0.94)	$(0.81)	$0.01

Pro forma net income per common share (unaudited)(3):

Basic			$0.20		$0.19

Diluted			$0.19		$0.17

(1)	Other intellectual property revenues consist of a portion of the payments received through license negotiations or the resolution of patent disputes, insofar as such payments include amounts for royalties related to previous periods.
(2)	See note 2 of Notes to Consolidated Financial Statements in this prospectus for an explanation of the methods used to determine the number of shares used to compute per share amounts.
(3)	Pro forma basic and diluted net income per share is presented for 2002 and the nine months ended September 30, 2003 to reflect per share data assuming the following:

•	payment of an aggregate of 2,759,983 shares of Series F preferred stock as a stock dividend on our outstanding shares of preferred stock pursuant to an amendment to our restated certificate of incorporation on August 27, 2003, as if the payment had taken place at the beginning of 2002;

•	conversion of each outstanding share of Series E-1 preferred stock into 1.2 shares of Series E preferred stock, which took place pursuant to the same amendment to our restated certificate of incorporation, as if the conversion had taken place at the beginning of 2002; and

•	the conversion of all of our preferred stock into common stock, which will occur automatically immediately prior to the completion of this offering, as if the conversion had taken place at the beginning of 2002.

See note 14 of Notes to Consolidated Financial Statements in this prospectus for a table showing the computation of pro forma basic and diluted net income per common share.

	As of September 30, 2003 (unaudited)
	Actual	Pro Forma	Pro Forma As Adjusted
	(in thousands)

Consolidated balance sheet data:

Cash, cash equivalents and short-term investments	$25,191	$25,191	$50,791

Total assets	31,612	31,612	57,212

Mandatorily redeemable cumulative convertible preferred stock	121,257	—	—

Total stockholders’ (deficit) equity	(94,024)	27,233	52,833

The consolidated balance sheet data on a pro forma basis reflects the conversion of all of our preferred stock into common stock, which will occur automatically immediately prior to the completion of this offering.

The consolidated balance sheet data on a pro forma as adjusted basis also reflects the sale by us of 3,000,000 shares of common stock offered by this prospectus at an assumed initial public offering price of $10.00 per share, and the receipt of the net proceeds from this offering, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

Recent Developments

On August 27, 2003, we filed an amendment and restatement of our restated certificate of incorporation. The amendment made the following changes to our restated certificate of incorporation:

•	The amendment reduced to $7.50 per share the minimum offering price that will trigger a mandatory conversion of our preferred stock in a qualifying initial public offering.

•	The amendment reclassified each outstanding share of our Series E-1 preferred stock into 1.2 shares of Series E preferred stock.

•	Under our restated certificate of incorporation prior to the amendment, cumulative dividends of 10% per year, compounded annually, had been accruing on our outstanding preferred stock. These accrued dividends totaled approximately $41.2 million as of June 30, 2003. The amendment eliminated these accrued dividends in consideration of a one-time dividend that was paid on August 27, 2003 in the form of an aggregate of 2,759,983 shares of a new Series F preferred stock.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the following information about these risks, together with the financial and other information contained in this prospectus, before you decide to buy our common stock. If any of the following risks actually occur, our business, financial condition and results of operations could suffer. In these circumstances, the market price of our common stock could decline, and you might lose all or part of your investment in our common stock.

Risks Related to Our Business and Industry

We expect our quarterly and annual operating results to fluctuate and these fluctuations may cause our stock price to be volatile and decline.

Our quarterly and annual operating results have fluctuated in the past and are likely to do so in the future. Because our operating results are difficult to predict, you should not rely on quarterly or annual comparisons of our results of operations as an indication of our future performance. As of September 30, 2003, we had a total stockholders’ deficit of approximately $94.0 million. We have had positive net income only since the fourth quarter of 2001. Factors that could cause our operating results to fluctuate during any period include those listed in this “Risk Factors” section of this prospectus and the following:

•	the timing of new license or service agreements, and the terms and conditions for payment to us of license or service fees under these agreements;

•	changes in our royalties caused by changes in demand for products incorporating semiconductors that use our licensed technology;

•	the amount of our service revenues;

•	changes in the level of our operating expenses;

•	delays in our introduction of new technologies or market acceptance of these new technologies through new license agreements;

•	our failure to protect or enforce our intellectual property rights;

•	legal proceedings affecting our patents or patent applications;

•	the timing of the introduction by others of competing technologies;

•	changes in demand for semiconductor chips in the specific markets in which we concentrate — digital signal processors, or DSP, semiconductors, application specific integrated circuits, or ASIC semiconductors, and memory;

•	changes in accounting principles or policies, including an election by us, or a requirement, to treat stock option grants as an operating expense; and

•	cyclical fluctuations in semiconductor markets generally.

It is difficult to predict when we will enter into license agreements. The time it takes to establish a new licensing arrangement can be lengthy. Delays or deferrals in the execution of license agreements may also increase as we develop new technologies. Because we generally recognize a significant portion of license fee revenues in the quarter that the license is signed, the timing of signing license agreements may significantly impact our quarterly or annual operating results. Under our typical license agreements, we also receive ongoing royalty payments, and these may fluctuate significantly from period to period based on sales of products incorporating our licensed technology. We expect to expand our business rapidly which will require us to increase our operating expenses. We may not be able to increase revenues in an amount sufficient to offset these increased expenditures, which may lead to a loss for a quarterly or annual period.

Due to fluctuations in our quarterly and annual operating results and other factors, the price at which our common stock will trade after this offering is likely to be highly volatile. In future periods, if our revenues or operating results are below our estimates or the estimates or expectations of public market analysts and investors our stock price could decline. In the past, securities class action litigation has often been brought against companies following a decline in the market price of their securities. Technology companies have experienced greater than average stock price volatility than companies in many other industries in recent years and, as a result, have, on average, been subject to a greater number of securities class action claims. If our stock price is volatile, we may become involved in this type of litigation in the future. Any litigation could result in substantial costs and a diversion of management’s attention and resources that are needed to successfully run our business.

If we fail to protect and enforce our intellectual property rights, our business will suffer.

We rely primarily on a combination of license, development and nondisclosure agreements and other contractual provisions and patent, trademark, trade secret and copyright law to protect our intellectual property rights. If we fail to protect our intellectual property rights, our licensees and others may seek to use our technology without the payment of license fees and royalties, which could weaken our competitive position, reduce our operating results and increase the likelihood of costly litigation. The growth of our business depends in large part on our ability to convince third parties of the applicability of our intellectual property to their products, and our ability to enforce our intellectual property rights against them.

In certain instances, we attempt to obtain patent protection for portions of our intellectual property portfolio, and our license agreements typically include our patents and pending patent applications. If we fail to obtain patents or if the patents issued to us do not cover all of the claims we asserted in our patent applications, others could use portions of our intellectual property without the payment of license fees and royalties. We also rely on trade secret law rather than patent law to protect other portions of our proprietary technology. However, trade secrets are difficult to protect. We protect our proprietary technology and processes, in part, through confidentiality agreements with our employees, consultants and customers. We cannot be certain that these contracts have not been and will not be breached, that we will have adequate remedies for any breach or that our trade secrets will not otherwise become known or be independently discovered by competitors. If we fail to use these mechanisms to protect our intellectual property, or if a court fails to enforce our contractual provisions with respect to these rights, our business will suffer. We cannot be certain that these protection mechanisms can be successfully asserted in the future or will not be invalidated or challenged.

A court invalidation or limitation of our key patents could significantly harm our business.

Our patent portfolio contains some patents that are particularly significant to our ongoing revenues and business. If any of these key patents are invalidated, or if a court limits the scope of the claims in any of these key patents, the likelihood that companies will take new licenses and that current licensees will continue to agree to pay under their existing licenses could be significantly reduced. The resulting loss in license fees and royalties could significantly harm our business. Moreover, our stock price may fluctuate based on developments in the course of ongoing litigation, including our litigation with Samsung Electronics Co. Ltd. described below and elsewhere in this prospectus.

We are currently involved in a legal proceeding with Samsung. This litigation involves some of our key patents. On December 16, 2002, Samsung initiated a declaratory judgment action against us in U.S. District Court. This action included the assertion of the defense of equitable estoppel, alleging that we are precluded from enforcing our patents on the grounds that: (1) we had a duty to disclose certain of our patents to JEDEC (a standards body); (2) we breached our duty of disclosure to JEDEC; and (3) as a result of our failure to disclose these patents, we may not allege that our patents cover Samsung’s products. On February 18, 2003, we filed our answer and counterclaim alleging patent infringement, termination of the license, and breach of the license by Samsung. In our answer and counterclaim we also denied Samsung’s allegations regarding JEDEC on several grounds, including that (1) we satisfied the duty of disclosure to JEDEC as that duty has previously been defined by the courts in other cases; and (2) Samsung expressly agreed in its 1997 license agreement with us to pay royalties for any of its products that are covered by our patents, which expressly precludes Samsung from arguing that it believes our patents are unenforceable against Samsung’s products. Samsung has continued to make payments under our license agreement and has responded by moving to dismiss our patent infringement counterclaims. On August 11, 2003, the court granted Samsung’s motion to dismiss our patent infringement counterclaims on the grounds that, pending the outcome of the current litigation, Samsung does not infringe because its activities are covered by the 1997 license agreement. We are seeking to appeal this ruling. In the meantime, we are proceeding against Samsung with a breach of contract action with our infringement contentions being a central element of the action. This proceeding is in its preliminary stages, and we cannot predict its outcome. An adverse decision in this proceeding could significantly harm our business.

We may be required to undertake costly legal proceedings to enforce or protect our intellectual property rights and this may harm our business.

In the past we have found it necessary to litigate to enforce our patents and other intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement or invalidity. We are currently involved in litigation with Samsung regarding our intellectual property rights, as described above, and expect to be involved in similar litigation in the future. Litigation is inherently uncertain and any adverse decision could result in a loss of our proprietary rights, subject us to significant liabilities, require us to seek licenses from others, limit the value of our licensed technology and otherwise negatively impact our business. Whether or not determined in our favor or settled by us, litigation is costly and diverts our managerial, technical, legal and financial resources from our business operations.

We may become involved in litigation with our licensees, potential licensees or strategic partners, which could harm our business.

We may become involved in a dispute relating to our intellectual property or our contracts, which could include or be with a licensee, potential licensee or strategic partner. Our pending litigation with Samsung, as described above, is an example. Any such dispute could cause the licensee or strategic partner to cease making royalty or other payments to us and could substantially damage our relationship with the company on both business and technical levels. Any litigation stemming from such a dispute could be very expensive and may cause us to cease being profitable. Litigation could also severely disrupt or shut down the business operations of our licensees or strategic partners, which in turn would significantly harm our ongoing relations with them and cause us to lose royalty revenues. Any such litigation could also harm our relationships with other licensees or our ability to gain new customers, who may postpone licensing decisions pending the outcome of the litigation. We are unaware of any material harm or delay that the pending Samsung litigation has caused in our relationships with other licensees or potential customers. However, we believe that our previously-settled litigations with Sharp Corporation and Texas Instruments, which are described under “Business—Legal Proceedings,” encouraged some potential licensees to postpone their licensing decisions until those litigations were settled.

In addition, many semiconductor and package assembly companies maintain their own internal design groups and have their own package design and manufacturing capabilities. If we believe these groups have designed technologies that infringe upon our intellectual property, and if they fail to enter into a license agreement with us, then we may be forced to commence legal proceedings against them.

We have a royalty-based business model, which is inherently risky.

Our long-term success depends on future royalties paid to us by licensees. Royalty payments are primarily based upon the number of electrical connections to the semiconductor chip in a package covered by our licensed technology, although we do have royalty arrangements in which royalties are paid based upon a percent of the net sales price. We are dependent upon our ability to structure, negotiate and enforce agreements for the determination and payment of royalties. We face risks inherent in a royalty-based business model, many of which are outside of our control, such as the following:

•	the rate of adoption and incorporation of our technology by semiconductor manufacturers and assemblers;

•	the extent to which large equipment vendors and materials providers develop and supply tools and materials to enable manufacturing using our packaging technology;

•	the demand for products incorporating semiconductors that use our licensed technology; and

•	the cyclicality of supply and demand for products using our licensed technology.

It is difficult for us to verify royalty amounts owed to us under our licensing agreements, and this may cause us to lose revenues.

The standard terms of our license agreements require our licensees to document the manufacture and sale of products that incorporate our technology and report this data to us on a quarterly basis. Although our standard license terms give us the right to audit books and records of our licensees to verify this information, audits can be expensive, time consuming, and potentially detrimental to our ongoing business relationship with our licensees. As a result, to date, we have relied exclusively on the accuracy of the reports themselves without independently verifying the information in them. Our failure to audit our licensees’ books and records may result in us receiving less royalty revenues than we are entitled to under the terms of our license agreements.

Failure by our licensees to introduce products using our technology could limit our royalty revenue growth.

Because we expect a significant portion of our future revenues to be derived from royalties on semiconductors that use our licensed technology, our future success depends upon our licensees developing and introducing commercially successful products. Any of the following factors could limit our licensees’ ability to introduce products that incorporate our technology:

•	the willingness and ability of materials and equipment suppliers to produce materials and equipment that support our licensed technology, in a quantity sufficient to enable volume manufacturing;

•	the ability of our licensees to purchase such materials and equipment on a cost-effective and timely basis;

•	the willingness of our licensees and others to make investments in the manufacturing process that supports our licensed technology, and the amount and timing of those investments; and

•	our licensees’ ability to design and assemble packages incorporating our technology that are acceptable to their customers.

Failure by the semiconductor industry to adopt new high performance DRAM chips that utilize our packaging technology would significantly harm our business.

To date, our packaging technology has been used by several companies for high performance dynamic random access memory, or DRAM, chips. For example, packaging using our technology was designated by Rambus as the reference design package for its high performance Rambus DRAM chips. However, the DRAM designed by Rambus has not been widely adopted due to the use of competing technologies such as the first generation of DDR DRAM, which does not currently utilize advanced packaging technologies. DRAM manufacturers are also currently developing new high performance DRAM chips such as the next generation of DDR, referred to as DDR2, to meet increasing speed and performance requirements of electronic products. We believe that these new high performance DRAM chips will require advanced packaging technologies such as CSP.

We anticipate that royalties from shipments of these new, high performance DRAM chips packaged using our technology may account for a significant percentage of our future revenues. If semiconductor manufacturers do not adopt new, high performance DRAM as quickly as is currently being projected by industry sources or find an alternate viable packaging technology for use with their high performance DRAM chips, or if we do not receive royalties from new, high performance DRAM chips that use our technology, our future revenues could be adversely affected.

Our technology may be too expensive for certain new, high performance DRAM manufacturers, which could significantly reduce the adoption rate of our packaging technology in new, high performance DRAM chips. Even if our package technology is selected for at least some of these new, high performance DRAM chips, there could be delays in the introduction of products utilizing these chips that could materially affect the amount and timing of any royalty payments that we receive. Other factors that could affect adoption of our technology for new, high performance DRAM products include delays or shortages of materials and equipment and the availability of testing services.

Further, one of the issues in dispute in our current litigation with Samsung is whether our patents cover specific embodiments of packages used by Samsung for packaging DRAM. If Samsung prevails on the question of infringement of our patents upon certain of its packages or succeeds in proving that our patents relevant to the DRAM package are invalid, unenforceable or should be limited, revenues from DRAM chip manufacturers for our licensed technology will be adversely affected.

A significant amount of our royalty revenues comes from a few market segments and products, and our business could be harmed if these market segments or products decline.

A significant portion of our royalty revenues comes from the manufacture and sale of packaged semiconductor chips for DSP, ASIC and memory. In addition, we derive substantial revenues from the incorporation of our technology into wireless phones. If demand for semiconductors in any one or a combination of these market segments or products declines, our royalty revenues may be reduced and our business could be harmed. Moreover, were such a decline to occur, our business could become more cyclical in nature.

Our revenue is concentrated in a few customers and if we lose any of these customers our revenues may decrease substantially.

We receive a significant amount of our revenues from a limited number of customers. In fiscal 2002, revenues from our top two customers, Texas Instruments and Sharp Corporation, accounted for 44% of our total revenues, and in the nine months ended September 30, 2003, revenues from our top customer, Texas Instruments, accounted for 29% of our total revenues. We expect that a significant portion of our revenues will continue to come from a few customers for the foreseeable future. If we lose any of these customers, or if our revenues from them decline, our revenues may decrease substantially.

Competing technologies may harm our business.

We expect that our technologies will continue to compete with technologies of internal design groups of semiconductor manufacturers and assemblers. These internal design groups create their own packaging solutions, and have direct access to their company’s technical information and technology roadmaps, and have capacity, cost and technical advantages over us. If these internal design groups design around our patents, they may not need to license our technology. These groups may design package technology that is less expensive to implement than ours or provides products with higher performance or additional features. Many of these groups have substantially greater resources, financial or otherwise, than us and lower cost structures. As a result, they may be able to get their package technology adopted more easily and quickly. For instance, certain flip chip technologies are being used by large semiconductor manufacturers and assemblers for a variety of semiconductors, including processors and memory. Another example of a competitive technology is the small format lead frame packages that are also gaining popularity. The companies using these technologies are utilizing their current lead frame infrastructure to achieve cost-effective results.

In the future our licensed technologies may also compete with other package technologies. These technologies may be less expensive than ours and provide higher or additional performance. Companies with these competing technologies may also have greater resources than us. Technological change could render our technologies obsolete, and new, competitive technologies could emerge that achieve broad adoption and adversely affect the use of our intellectual property.

If we do not create and implement new designs to expand our licensable technology portfolio our competitive position could be harmed and our operating results adversely affected.

We derive a significant portion of our revenues from licenses and royalties from a relatively small number of key technologies. We plan to devote significant engineering resources in order to develop new packaging technologies to address the evolving needs of the semiconductor and the consumer electronic industries. To remain competitive, we must introduce new technologies or designs in a timely manner and the market must adopt them. Developments in packaging technologies are inherently complex, and require long development cycles and a substantial investment before we can determine their commercial viability. We may not be able to develop and market new technologies in a timely or commercially acceptable fashion. Moreover, our currently issued U.S. patents expire at various times from January 25, 2009 through September 19, 2021. We need to develop and patent successful innovations before our current patents expire.

We also may attempt to expand our licensable technology portfolio and technical expertise by acquiring technology or developing strategic relationships with others. These strategic relationships may include the right for us to sublicense technology to others. However, we may not be able to acquire or obtain rights to licensable technology in a timely manner or upon commercially reasonable terms. Moreover, our research and development efforts, and acquisitions and strategic relationships, may be futile if we do not accurately predict the future packaging needs of the semiconductor and consumer electronics industries. Our failure to develop or acquire new technologies could significantly harm our business.

Our licensing cycle is lengthy and costly and our marketing and sales efforts may be unsuccessful.

We generally incur significant marketing and sales expenses prior to entering into our license agreements, generating a license fee and establishing a royalty stream from each licensee. The length of time it takes to establish a new licensing relationship can range from 6 to 18 months. As such, we may incur significant losses in any particular period before any associated revenues stream begins.

We employ intensive marketing and sales efforts to educate materials suppliers, equipment vendors, licensees, potential licensees and original equipment manufacturers about the benefits of our technologies. In addition, even if these companies adopt our technologies, they must devote significant resources to integrate fully our technologies into their operations. If our marketing and sales efforts are unsuccessful, then we will not be able to achieve widespread acceptance of our packaging technology.

Cyclicality in the semiconductor industry may affect our revenues, and as a result our operating results could be adversely affected.

The semiconductor industry has historically been cyclical and is characterized by wide fluctuations in product supply and demand. From time to time, this industry has experienced significant downturns, often in connection with, or in anticipation of, maturing product and technology cycles, excess inventories and declines in general economic conditions. This cyclicality could cause our operating results to decline dramatically from one period to the next. Our business depends heavily upon the volume of production by our licensees, which, in turn, depends upon the current and anticipated market demand for semiconductors and products that use semiconductors. Similarly, our services business relies at least in part upon the outsourcing of design and engineering projects by the semiconductor industry. Semiconductor manufacturers and package assembly companies generally sharply curtail their spending during industry downturns and historically have lowered their spending more than the decline in their revenues. As a result, if we are unable to control our expenses adequately in response to lower revenues from our licensees and service customers, our operating results will suffer and we might experience operating losses.

The international nature of our business exposes us to financial and regulatory risks and we may have difficulty protecting our intellectual property in some foreign countries.

We derive a significant portion of our revenues from licensees headquartered outside the United States, principally Asia, and these revenues accounted for 38.9% of our total revenues in the first nine months of 2003. International operations are subject to a number of risks, including the following:

•	international terrorism and anti-American sentiment, particularly in emerging markets;

•	laws and business practices favoring local companies;

•	withholding tax obligations on license revenues that we may not be able to offset fully against our U.S. tax obligations, including the further risk that foreign tax authorities may re-characterize license fees or increase tax rates, which could result in increased tax withholdings and penalties; and

•	less effective protection of intellectual property than is afforded to us in the United States, or other developed countries.

Our intellectual property is also used in a large number of foreign countries. There are many countries, such as China, in which we currently have no issued patents. In addition, effective intellectual property enforcement may be unavailable or limited in some foreign countries. It may be difficult for us to protect our intellectual property from misuse or infringement by other companies in these countries. We expect this to become a greater problem for us as our licensees increase their manufacturing in countries which provide less protection for intellectual property. Our inability to enforce our intellectual property rights in some countries may harm our business.

Our services business may subject us to specific costs and risks that we may fail to manage adequately which could harm our business.

We derive a substantial portion of our revenues from engineering services. Among the engineering services that we offer are customized package design and prototyping, modeling, simulation, failure analysis and reliability testing and related training services. A number of factors, including, among others, the perceived value of our intellectual property portfolio, our ability to convince customers of the value of our engineering services and our reputation for performance under our service contracts, could cause our revenues from engineering services to decline, which would in turn harm our operating results.

Moreover, most of our service revenues are derived from engineering services we provide to government agencies and their contractors to enable the development of new packaging technologies. If demand for our services from government agencies declines, due to changes in government policies or otherwise, our service revenues will be adversely affected.

Under our services contracts we are required to perform certain services, including sometimes delivering designs and prototypes. If we fail to deliver as required under our service contracts, we could lose revenues and become subject to liability for breach of contract.

We provide certain other services at below cost in an effort to increase the speed and breadth with which the semiconductor industry adopts our technologies. For example, we provide modeling, manufacturing process training, equipment and materials characterization and other services to assist licensees in designing, implementing, upgrading and maintaining their packaging assembly line. We frequently provide these services as a form of training to introduce new licensees to our technology and existing clients to new technologies, with the aim that these services will help us to generate revenues in the future. We need to monitor these services adequately in order to ensure that we do not incur significant expenses without generating corresponding revenues. Our failure to monitor these services or our design and prototype services adequately may harm our operating results.

Because our services sometimes involve the delivery of package designs and prototypes, we may be subject to claims that we infringed or induced the infringement of patents and other intellectual property rights belonging to others. If such a claim were made, we may have to take a license or stop manufacturing the offending packages, which could cause our services revenues to decrease. If we choose not to take a license, we may be sued for infringement, and may incur significant litigation costs in defending against the lawsuit. If we are found to infringe the intellectual property rights of others, we may have to pay damages and could be subject to an injunction preventing us from continuing to provide the services. Any of these outcomes could harm our business.

If our prototypes, manufactured packages or products based on our designs are used in defective products, we may be subject to product liability or other claims.

Under our service contracts, we may, at times, manufacture packages on a limited basis, deliver prototypes or design or help design prototypes or products. If these prototypes, manufactured packages or designs are used in defective or malfunctioning products, we could be sued for damages, especially if the defect or malfunction causes physical harm to people. The occurrence of a problem could result in product liability claims and/or a recall of, or safety alert or advisory notice relating to, the product. While we believe the amount of product liability insurance maintained by us combined with the indemnities that we have been granted under these service contracts are adequate, there can be no assurance that these will be adequate to satisfy claims made against us in the future or that we will be able to obtain insurance in the future at satisfactory rates or in adequate amounts. Product liability claims or product recalls in the future, regardless of their ultimate outcome, could have a material adverse effect on our business, financial condition and reputation, and on our ability to attract and retain licensees and customers.

We intend to expand our operations which may strain our resources and increase our operating expenses.

We plan to expand our operations, domestically and internationally, and may do so through both internal growth and acquisitions. We expect that this expansion will strain our systems and operational and financial controls. In addition, we are likely to incur significantly higher operating costs. To manage our growth effectively, we must continue to improve and expand our systems and controls. If we do fail to do so, our growth would be limited. Our officers have limited experience in managing large or rapidly growing businesses. Further, our officers have limited experience managing companies through acquisitions and technological changes. In addition, our management has limited experience in managing a public company.

We may make acquisitions, which could divert management’s attention, cause ownership dilution to our stockholders, be difficult to integrate and adversely affect our financial results.

While we have not acquired any significant businesses, products or technologies in the past, acquisitions are commonplace in the semiconductor industry and we may acquire complementary businesses or technologies in the future. Integrating newly acquired businesses or technologies could put a strain on our resources, could be costly and time consuming, and might not be successful. Future acquisitions could divert our management’s attention from other business concerns. In addition, we might lose key employees while integrating new organizations. Future acquisitions could also result in customer dissatisfaction, performance problems with an acquired company or technology, potentially dilutive issuances of equity securities or the incurrence of debt, the assumption or incurrence of contingent liabilities, possible impairment charges related to goodwill or other intangible assets or other unanticipated events or circumstances, any of which could harm our business. Consequently, we might not be successful in integrating any acquired businesses, products or technologies, and might not achieve anticipated revenues and cost benefits.

If we lose any of our key personnel or are unable to attract, train and retain qualified personnel, we may not be able to execute our business strategy effectively.

Our success depends, in large part, on the continued contributions of our key management, engineering, sales and marketing, legal and finance personnel, many of whom are highly skilled and would be difficult to replace. In particular, the services of Dr. McWilliams, our President, Chief Executive Officer and the Chairman of our Board of Directors, who has led our company since May 1999 and been Chairman since February 2002, are very important to our business. None of our senior management, key technical personnel or key sales personnel are bound by written employment contracts to remain with us for a specified period. In addition, we do not currently maintain key person life insurance covering our key personnel. The loss of any of our senior management or other key personnel could harm our ability to implement our business strategy and respond to the rapidly changing market conditions in which we operate.

Our success also depends on our ability to attract, train and retain highly skilled managerial, engineering, sales, marketing, legal and finance personnel and on the abilities of new personnel to function effectively, both individually and as a group. Competition for qualified senior employees can be intense. For example, we have experienced, and we expect to continue to experience, difficulty in hiring and retaining highly skilled engineers with appropriate qualifications to support our growth and expansion. Further, we must train our new personnel, especially our technical support personnel, to respond to and support our licensees and customers. If we fail to do this, it could lead to dissatisfaction among our licensees or customers, which could slow our growth or result in a loss of business.

Moreover, some of the individuals on our management team have been in their current positions for a relatively short period of time. For example, our chief financial officer and chief technical officer have been with us for less than 12 months. Our future success will depend to a significant extent on the ability of our management team to effectively work together.

Failure to comply with environmental regulations could harm our business.

We use hazardous substances in the manufacturing and testing of prototype products and in the development of our technologies in our research and development laboratories. We are subject to a variety of local, state, federal and foreign governmental regulations relating to the storage, discharge, handling, emission, generation, manufacture and disposal of toxic or other hazardous substances. Our past, present or future failure to comply with environmental regulations could result in the imposition of substantial fines on us, suspension of production, alteration of our manufacturing processes or cessation of operations. Compliance with such regulations could require us to acquire expensive remediation equipment or to incur other substantial expenses. Any failure by us to control the use, disposal, removal or storage of, or to adequately restrict the discharge of, or assist in the cleanup of, hazardous or toxic substances, could subject us to significant liabilities, including joint and several liability under certain statues. The imposition of such liabilities could significantly harm our business.

Our operations are primarily located in California and, as a result, are subject to catastrophes.

Our business operations depend on our ability to maintain and protect our facilities, computer systems and personnel, which are primarily located in or near our principal headquarters in San Jose, California. San Jose exists on or near a known earthquake fault zone. Should an earthquake or other catastrophes, such as fires, floods, power loss, communication failure or similar events disable our facilities, we do not have readily available alternative facilities from which we could conduct our business.

Risk Related to This Offering

Our principal stockholders have significant voting power and may take actions that may not be in the best interest of our other stockholders.

Upon completion of this offering, our executive officers, directors and principal stockholders will beneficially own, in total, approximately 53% of our outstanding common stock. As a result, these stockholders, acting together, will have the ability to exert substantial influence over all matters requiring approval by our stockholders, including the election and removal of directors and any proposed merger, consolidation or sale of all or substantially all of our assets and other corporate transactions. This concentration of control could be disadvantageous to other stockholders with interests different from those of our officers, directors and principal stockholders. For example, our officers, directors and principal stockholders could delay or prevent an acquisition or merger even if the transaction would benefit other stockholders. In addition, this significant concentration of share ownership may adversely affect the trading price for our common stock because investors often perceive disadvantages in owning stock in companies with controlling stockholders.

Substantial future sales of our common stock in the public market may cause the price of our stock to decline.

If our stockholders sell substantial amounts of our common stock, including shares issued upon the exercise of outstanding options, in the public market following this offering, the market price of our common stock could fall. Such sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. Upon the completion of this offering, we will have outstanding 37,833,423 shares of common stock, based upon the assumptions described in “Prospectus Summary — The Offering.” In addition, as of September 30, 2003 we had 8,752,155 shares subject to outstanding stock options and 355,997 shares subject to outstanding warrants. Of the shares of common stock outstanding upon completion of this offering, the shares sold in this offering will be freely tradable. Of the remaining shares of common stock outstanding immediately after this offering, approximately 28,842,879 shares will be available for sale in the public market 180 days after the date of this prospectus when the lock-up agreements between the underwriters and the stockholders expire. However, some of those sales will be subject to the volume restrictions imposed by Rule 144 under the federal securities laws on our affiliates. On occasion, underwriters have removed lock-up restrictions early and it is possible that our underwriters may remove some or all of these restrictions earlier than 180 days after the completion of this offering. While the underwriters have no current intentions to remove any of these lock-up restrictions, they may remove them in rare cases for a variety of reasons, including by reason of a unique need by any of our stockholders to sell shares of our common stock during the 180-day lock-up period. The remaining outstanding shares will become tradable upon expiration of various holding periods under Rule 144, subject in some cases to the volume restrictions of that rule, or earlier and without restrictions if they are registered under the federal securities laws.

After this offering, the holders of an aggregate of approximately 28,542,076 shares of our common stock will have registration rights, including the right to require us to register the sale of their shares and the right to include their shares in public offerings we undertake in the future. After this offering, we intend to register all shares of common stock that we may issue under our stock option plans and employee stock purchase plan. Once we register these shares, upon issuance they may be freely sold in the public market, subject to the lock-up agreements described in “Underwriting.”

Our restated certificate of incorporation and bylaws as well as Delaware law contain provisions that could discourage transactions resulting in a change in control, which may negatively affect the market price of our common stock.

Our restated certificate of incorporation, our bylaws and Delaware law contain provisions that might enable our management to resist a change in control. The provisions might discourage, delay or prevent a change in the ownership of our company or a change in our management. In addition, these provisions could limit the price that investors would be willing to pay in the future for shares of our common stock. The following are examples of such provisions in our restated certificate of incorporation or bylaws:

•	our board of directors is authorized, without prior stockholder approval, to create and issue preferred stock, commonly referred to as “blank check” preferred stock, with rights senior to those of common stock;

•	stockholder action by written consent is prohibited;

•	nominations for election to our board of directors and the submission of matters to be acted upon by stockholders at a meeting are subject to advance notice requirements;

•	directors may only be removed “for cause” and only with the approval of stockholders holding 66 2/3% of our outstanding voting stock;

•	super-majority voting is required to amend some provisions in our restated certificate of incorporation or bylaws;

•	the ability of our stockholders to call special meetings of stockholders is prohibited; and

•	our board of directors is expressly authorized to make, alter or repeal our bylaws.

We are also subject to Section 203 of the Delaware General Corporation Law, which provides, subject to enumerated exceptions, that if a person acquires 15% or more of our voting stock, the person is an “interested stockholder” and may not engage in “business combinations” with us for a period of three years from the time the person acquired 15% or more of our voting stock.

You will incur immediate and substantial dilution in the book value of the stock you purchase.

The initial public offering price is substantially higher than the prices paid for our common stock in the past. This is referred to as dilution. Accordingly, if you purchase common stock in the offering, you will incur immediate dilution of approximately $8.60 per share in the book value per share of our common stock from the price you pay for our common stock. The exercise of outstanding options or warrants may result in further dilution.

Completion of this offering may limit our ability to use our net operating loss carryforwards.

At December 31, 2002, we had federal and state net operating loss carryforwards of approximately $64.9 million and $19.1 million, respectively. Under the provisions of the Internal Revenue Code of 1986, as amended, substantial changes in our ownership may limit the amount of net operating loss carryforwards that can be utilized annually in the future to offset taxable income. We believe that, as a result of this offering, it is likely that a change in our ownership will occur that will limit our ability to utilize our federal operating loss carryforwards in the future. If such a change in our ownership occurs, our ability to use our net operating loss carryforwards in any fiscal year may be significantly limited.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes forward-looking statements. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future financial position, business strategy and plans and objectives of management for future operations, are forward-looking statements. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar expressions, as they relate to us, are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions described in “Risk Factors” and elsewhere in this prospectus, including, among other things:

•	industry adoption of our packaging technology;

•	legal proceedings affecting our patents or patent technologies;

•	difficulties we have in verifying royalty amounts under our licensing agreements;

•	concentration of our revenues in a few customers and a few market segments;

•	risks inherent in our services business;

•	failure by the semiconductor industry to adapt new high performance DRAM chips;

•	risks associated with potential acquisitions by us of businesses or technologies;

•	our failure to protect or enforce our intellectual property rights;

•	delays in our introduction of new technologies or market acceptance of these new technologies through new license agreements;

•	our dependence on royalty revenues, which is inherently risky;

•	the success of our licensees and their products that incorporate our technology;

•	cyclical fluctuations in semiconductor markets generally; and

•	the timing of the introduction by others of competing technologies.

These risks are not exhaustive. Other sections of this prospectus include additional factors which could adversely impact our business and financial performance. Moreover, we operate in a very competitive and rapidly changing environment. New risk factors emerge from time to time and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. We cannot assure you that the events and circumstances reflected in the forward-looking statements will be achieved or occur and actual results could differ materially from those projected in the forward-looking statements.

USE OF PROCEEDS

We estimate that the net proceeds to us from this offering will be approximately $25.6 million based on the assumed initial public offering price of $10.00 per share, after deducting the underwriting discount and estimated offering expenses payable by us. We will not receive any of the proceeds from the sale of shares by the selling stockholders.

The principal purposes of this offering are (i) to create a public market for our common stock for the benefit of all shareholders, (ii) to attract and retain qualified employees by providing them with equity incentives, and (iii) to ensure that we are capable of defending our intellectual property rights. We believe that, based on current levels of operations and anticipated growth, our cash from operations, together with cash currently available, without giving effect to the net proceeds of this offering, will be sufficient to fund our operations for the foreseeable future.

We may use the net proceeds from this offering for general corporate purposes, including the following:

•	working capital;

•	litigation expenses incurred to defend our intellectual property rights;

•	other general and administrative expenses;

•	acquisitions of complementary technologies or businesses, although we are not currently negotiating any such transactions;

•	capital expenditures;

•	sales and marketing expenses;

•	research and development expenses; and

•	other general corporate purposes.

We have not identified the amounts we plan to spend on each of these areas or the timing of expenditures. Pending specific application of the net proceeds, we plan to invest the net proceeds in short-term, investment grade, interest-bearing securities.

DIVIDEND POLICY

We declared a cash dividend in February 1997 on our Series A, B and C preferred stock, representing the cumulative accrued dividend as of December 1996 and amounting to $6,620,000. Stockholders exercised their option to convert $6,340,000 of the declared dividend into Series D preferred stock at a per share price of $7.50. The remaining $280,000 of dividends, which was a return of invested capital, was paid in cash during 1997. In August 2003, we declared a stock dividend payable in shares of our Series F preferred stock to holders of our preferred stock. We issued an aggregate of 2,759,983 shares of Series F preferred stock in consideration of an amendment to our restated certificate of incorporation which eliminated accrued dividends of approximately $41.2 million as of June 30, 2003. As a result, there are no accrued dividends currently outstanding on any of our preferred stock, and there will be no such dividends outstanding upon completion of the offering. We currently intend to retain future earnings to finance the operation and expansion of our business and do not anticipate paying cash dividends on our capital stock in the foreseeable future.

CAPITALIZATION

The following table summarizes our cash, cash equivalents, short-term investments and capitalization as of September 30, 2003, as follows:

•	on an actual basis;

•	on a pro forma basis to reflect the conversion of all of our preferred stock into common stock, which will occur automatically immediately prior to the completion of the offering; and

•	on a pro forma as adjusted basis to give effect to receipt of the net proceeds from the sale by us in this offering of 3,000,000 shares of common stock at an assumed initial public offering price of $10.00 per share, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us, and the application of the net proceeds as described under “Use of Proceeds.”

You should read this table in conjunction with “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus.

	As of September 30, 2003 (unaudited)
	Actual	Pro Forma	Pro Forma As Adjusted
	(in thousands, except share and per share data)

Cash, cash equivalents and short-term investments	$25,191	$25,191	$50,791

Long-term liabilities	—	—	—

Mandatorily redeemable cumulative convertible preferred stock, $0.001 par value; authorized: 39,293,571 shares actual, 10,000,000 shares pro forma and pro forma as adjusted; issued and outstanding: 27,445,934 shares actual, no shares pro forma and pro forma as adjusted	121,257	—	—

Stockholders’ (deficit) equity:

Common stock, $0.001 par value; authorized: 54,666,666 shares actual, 150,000,000 shares pro forma and pro forma as adjusted; issued and outstanding: 6,926,049 shares actual, 34,833,423 shares pro forma and 37,833,423 shares pro forma as adjusted	7	35	37

Additional paid-in capital	359	121,588	147,186

Deferred stock-based compensation	(174)	(174)	(174)

Accumulated deficit	(94,169)	(94,169)	(94,169)

Accumulated other comprehensive income (loss)	(47)	(47)	(47)

Total stockholders’ (deficit) equity	(94,024)	27,233	52,833

Total capitalization	$31,612	$31,612	$57,212

The table above excludes the following shares:

•	8,752,155 shares subject to stock options outstanding as of September 30, 2003, with a weighted average exercise price of $2.61 per share;

•	355,997 shares subject to warrants outstanding as of September 30, 2003, with a weighted average exercise price of $6.18 per share; and

•	515,772 shares available for future grant or issuance under our 2003 Equity Incentive Plan as of September 30, 2003 and 2,100,000 additional shares that will be available for future grant or issuance under this plan following completion of this offering.

DILUTION

If you invest in our common stock, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering. Pro forma net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the number of shares of common stock outstanding as of September 30, 2003 after giving effect to the conversion of all of our preferred stock into common stock, which will occur automatically immediately prior to the completion of the offering.

Investors participating in this offering will incur immediate, substantial dilution. Our pro forma net tangible book value was $27.2 million, or $0.78 per share of common stock. Assuming the sale by us of shares of common stock offered in this offering at an initial public offering price of $10.00 per share, and after deducting the estimated underwriting discount and estimated offering expenses, our pro forma as adjusted net tangible book value as of September 30, 2003, would have been $52.8 million, or $1.40 per share of common stock. This represents an immediate increase in pro forma net tangible book value of $0.62 per share of common stock to our existing stockholders and an immediate dilution of $8.60 per share to the new investors purchasing shares in this offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$10.00

Pro forma net tangible book value per share as of September 30, 2003	$0.78

Increase in pro forma net tangible book value per share attributable to this offering	0.62

Pro forma as adjusted net tangible book value per share after the offering		1.40

Dilution per share to new investors		$8.60

The following table sets forth on a pro forma as adjusted basis, as of September 30, 2003, the number of shares of common stock purchased or to be purchased from us, the total consideration paid or to be paid and the average price per share paid or to be paid by existing holders of common stock, by holders of options and warrants outstanding as of September 30, 2003, and by the new investors, before deducting the underwriting discount and estimated offering expenses payable by us.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent

Existing stockholders	34,833,423	74.2%	$97,512,376	63.9%	$2.80

Options and warrants outstanding as of September 30, 2003	9,108,152	19.4%	25,194,017	16.5%	2.77

New investors (1)	3,000,000	6.4%	30,000,000	19.6%	10.00

Total	46,941,575	100.0%	$152,706,393	100.0%	$3.25

(1)	The 7,500,000 shares sold in this offering include 4,5000,000 shares to be sold by existing stockholders.

The discussion and tables above are based on the number of shares of common stock and preferred stock outstanding as of September 30, 2003.

The discussion and tables above (except for the last table above) exclude the following shares:

•	8,752,155 shares subject to stock options outstanding as of September 30, 2003, with a weighted average exercise price of $2.61 per share; and

•	355,997 shares subject to warrants outstanding as of September 30, 2003, with a weighted average exercise price of $6.18 per share.

The discussion and tables above also exclude 515,772 shares available for future grant or issuance under our 2003 Equity Incentive Plan as of September 30, 2003 and 2,100,000 additional shares that will be available for future grant or issuance under such plan following completion of this offering.

To the extent outstanding options and warrants are exercised, new investors will experience further dilution.

SELECTED CONSOLIDATED FINANCIAL DATA

You should read the following selected consolidated financial data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes appearing elsewhere in this prospectus.

The consolidated statement of operations data for the fiscal years ended December 31, 2000, December 31, 2001 and December 31, 2002, and the consolidated balance sheet data as of December 31, 2001 and December 31, 2002, are derived from our audited consolidated financial statements appearing elsewhere in this prospectus. The consolidated statement of operations data for the fiscal years ended December 31, 1998 and December 31, 1999 and the consolidated balance sheet data as of December 31, 1998, December 31, 1999 and December 31, 2000 are derived from our audited consolidated financial statements that are not included in this prospectus. The consolidated statement of operations data for the nine months ended September 30, 2002 and September 30, 2003, and the consolidated balance sheet data as of September 30, 2003, are derived from our unaudited consolidated financial statements appearing elsewhere in this prospectus. We have prepared the unaudited information on the same basis as the audited consolidated financial statements and have included, in our opinion, all adjustments, consisting only of normal and recurring adjustments, that we consider necessary for a fair presentation of the financial information set forth in those statements. The historical results are not necessarily indicative of the results to be expected in any future period.

	Fiscal Year Ended December 31,					Nine Months Ended September 30, (unaudited)
	1998	1999	2000	2001	2002	2002	2003
	(in thousands, except per share data)
Consolidated statement of operations data:
Revenues:
Intellectual property revenues	$5,224	$4,400	$7,850	$12,258	$17,925	$12,104	$18,037
Other intellectual property revenues (1)	—	—	—	13,291	5,715	5,455	2,169
Service revenues	1,435	2,019	3,630	1,466	4,630	2,617	6,438

Total revenues	6,659	6,419	11,480	27,015	28,270	20,176	26,644

Operating expenses:
Cost of revenues	6,728	6,608	7,003	5,298	4,264	3,095	4,890
Research and development	9,057	6,841	9,418	8,202	6,700	4,934	5,702
Selling, general and administrative	3,616	5,063	17,342	20,761	7,552	5,504	7,725
Stock-based compensation	578	1,497	13,276	1,364	1,942	1,642	1,008

Total operating expenses	19,979	20,009	47,039	35,625	20,458	15,175	19,325

Operating income (loss)	(13,320)	(13,590)	(35,559)	(8,610)	7,812	5,001	7,319
Interest and other income (expense), net	770	(370)	1,300	409	45	221	202
Income (loss) before taxes	(12,550)	(13,960)	(34,259)	(8,201)	7,857	5,222	7,521
Benefit (provision) for income taxes	—	—	—	—	(1,318)	(977)	(1,261)
Discontinued operations	(1,340)	(3,817)	179	—	—	—	—

Net income (loss)	$(13,890)	$(17,777)	$(34,080)	$(8,201)	$6,539	$4,245	$6,260

Cumulative preferred stock dividends in arrears	$—	$—	$(10,347)	$(11,764)	$(12,941)	$(9,706)	$(6,187)
Deemed preferred stock dividend	—	—	(1,284)	—	—	—	—

Net income (loss) attributable to common shareholders	$(13,890)	$(17,777)	$(45,711)	$(19,965)	$(6,402)	$(5,461)	$73

Basic net income (loss) per common share	$(2.94)	$(3.77)	$(8.45)	$(3.18)	$(0.94)	$(0.81)	$0.01

Diluted net income (loss) per common share	$(2.94)	$(3.77)	$(8.45)	$(3.18)	$(0.94)	$(0.81)	$0.01

Shares used in basic per share calculations (2)	4,724	4,713	5,411	6,282	6,784	6,778	6,851

Shares used in diluted per share calculations (2)	4,724	4,713	5,411	6,282	6,784	6,778	11,590

Pro forma net income per common share (unaudited) (3):
Basic					$0.20		$0.19

Diluted					$0.19		$0.17

(1)	Other intellectual property revenues consist of a portion of the payments received through license negotiations or the resolution of patent disputes, insofar as such payments include amounts for royalties related to previous periods.

(2)	See note 2 of Notes to Consolidated Financial Statements in this prospectus for an explanation of the methods used to determine the number of shares used to compute per share amounts.

(3)	Pro forma basic and diluted net income per share is presented for 2002 and the nine months ended September 30, 2003 to reflect per share data assuming the following:

•	payment of an aggregate of 2,759,983 shares of Series F preferred stock as a stock dividend on our outstanding shares of preferred stock pursuant to an amendment to our restated certificate of incorporation on August 27, 2003, as if the payment had taken place at the beginning of 2002;

•	conversion of each outstanding share of Series E-1 preferred stock into 1.2 shares of Series E preferred stock, which took place pursuant to the same amendment to our restated certificate of incorporation, as if the conversion had taken place at the beginning of 2002; and

•	the conversion of all of our preferred stock into common stock, which will occur immediately prior to the completion of this offering, as if the conversion had taken place at the beginning of 2002.

See note 14 of Notes to Consolidated Financial Statements in this prospectus for a table showing the computation of pro forma basic and diluted net income per common share.

	As of December 31,					As of September 30, 2003 (unaudited)
	1998	1999	2000	2001	2002
	(in thousands)
Consolidated balance sheet data:
Cash, cash equivalents and short-term investments	$14,456	$3,890	$23,510	$1,577	$20,170	$25,191
Total assets	26,221	16,986	29,643	24,583	24,170	31,612
Redeemable convertible preferred stock	64,565	64,565	96,000	96,000	96,000	121,257
Deferred stock-based compensation	(550)	(7,126)	(13,393)	(2,477)	(620)	(174)
Total stockholders’ deficit	(43,460)	(58,899)	(77,146)	(83,764)	(74,492)	(94,024)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of the financial condition and results of our operations should be read in conjunction with the consolidated financial statements and the notes to those statements included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in “Risk Factors” and elsewhere in this prospectus.

Overview

We develop semiconductor packaging technology that meets the demand for miniaturization and increased performance of electronic products. We license our technology to our customers, enabling them to produce semiconductors that are smaller and faster, and incorporate more features. These semiconductors are utilized in a broad range of communications, computing and consumer electronics products. In addition, by utilizing our technology, we believe that our customers are also able to reduce the time-to-market and development costs of their semiconductors.

From our inception in 1990 through 1995, we engaged principally in research and development activities related to chip-scale and multi-chip packaging technology. We began generating revenues from licenses of our intellectual property in 1994. We began manufacturing activities in 1997 to support market acceptance of our technology. We discontinued most of these manufacturing activities in 1999, after many suppliers had developed the manufacturing infrastructure to implement our technology. We continue to develop prototypes and manufacture limited volumes of select products.

We generate revenues from two primary sources:

•	intellectual property, which represents the majority of our revenues and consists of license fees for our patented technologies and royalties on semiconductors shipped by our licensees that employ these patented technologies; and

•	services, which utilize or further our intellectual property.

Licensees pay a non-refundable license fee. Revenues from license fees are generally recognized once the license agreement has been executed by both parties. In some instances, we provide training to our licensees under the terms of the license agreement. The amount of training provided is limited and is incidental to the licensed technology. Accordingly, in instances where training is provided under the terms of a license agreement, a portion of the license fee is deferred until the training has been provided. The amount of revenue deferred is based on the price we charge for similar services when they are sold separately.

Semiconductor manufacturers and assemblers pay on-going royalties on their shipment of semiconductors incorporating our intellectual property. Royalty payments are primarily based upon the number of electrical connections to the semiconductor chip in a package covered by our technology, although we do have arrangements in which royalties are paid based upon a percent of the net sales price. Our licensees report royalties quarterly, and most also pay on a quarterly basis. As there is no reliable basis on which to estimate our royalty revenues prior to obtaining these reports from our licensees, we recognize royalty revenue when we receive a royalty report from our customer. We receive these reports the quarter after the semiconductors that incorporate our technology have been shipped.

From time to time, we receive payments through license negotiations or the resolution of patent disputes. These settlements generally include amounts for royalties related to previous periods based on historical production volumes. These amounts are reported as “other intellectual property revenues” in the statement of operations. Other intellectual property revenue will vary significantly on a quarterly basis.

Service revenues are primarily derived from engineering services, including related training services. Revenues from services related to training are recognized as the services are performed. Revenues from other services are recognized on a percentage-of-completion or completed contract method of accounting depending on the nature of the project. Under the percentage-of-completion method, revenues recognized are that portion of the total contract price equal to the ratio of costs expended to date to the anticipated final total costs based on current estimates of the costs to complete the projects. If the total estimated costs to complete a project were to exceed the total contract amount, indicating a loss, the entire anticipated loss would be recognized immediately. Revenues under the completed contract method are recognized upon acceptance by the customer or in accordance with the contract specifications.

We derive a significant portion of our revenues from licensees headquartered outside of the United States, principally Asia, and these revenues accounted for 38.9% of our total revenues in the first nine months of 2003. We expect that these revenues will continue to account for a significant portion of revenues in future periods. All of our revenues are denominated in U.S. dollars. For the year ended December 31, 2002, Sharp Corporation and Texas Instruments each accounted for over 10% of total revenues. For the first nine months of 2003, Texas Instruments accounted for over 10% of total revenues.

We license most of our CSP and multi-chip packaging technology under a license that we refer to as a Tessera Compliant Chip, or TCC, license. The TCC license grants a world-wide right under the licensed patent claims to assemble, use and sell certain CSPs and multi-chip packages. We generally license semiconductor materials suppliers under our Tessera Compliant Mounting Tape, or TCMT, license. The TCMT license calls for a one-time license fee and, unlike most of our other licenses, does not require ongoing royalty payments. We also have begun to license components of our intellectual property portfolio that are outside of the TCC license, such as module and passive component technology suitable for radio frequency, or RF products, which we call the Pyxis™ platform.

Cost of revenues consists primarily of direct compensation, materials, supplies and equipment depreciation costs. Cost of revenues associated with services represent a significant portion of the associated revenues. Cost of revenues associated with our intellectual property revenues and other intellectual property revenues are de minimis. Consequently, cost of revenues as a percentage of total revenues will vary based on the percentage of our revenues that is attributable to service revenues.

Research and development expenses consist primarily of compensation and related costs for personnel as well as costs related to patent applications and examinations, materials, supplies and equipment depreciation. Our research and development is conducted primarily in-house and targets both CSP and multi-chip technology. All research and development costs are expensed as incurred. We believe that a significant level of research and development expenses will be required for us to remain competitive in the future. We have increased research and development personnel from 46 at September 30, 2002 to 51 at September 30, 2003, and expect to continue to increase research and development personnel in the future. We expect research and development costs to increase in absolute dollars but to decline as a percentage of revenues.

Selling expenses consist primarily of compensation and related costs for sales and marketing personnel, marketing programs, public relations, promotional materials, travel and related trade show expenses. General and administrative expenses consist primarily of compensation and related costs for: general management, information technology, finance and accounting personnel; litigation expenses and related fees; facilities costs; and professional services. Our general and administrative expenses are not allocated to other expense line items. We anticipate that our selling, general and administrative expenses will increase as we hire additional personnel and incur the additional costs of being a public company. Excluding litigation expenses, we expect that as a percentage of revenues, these expenses will decrease over time. However, we expect that litigation expenses will continue to be a material portion of our general and administrative expenses in future periods, and may increase significantly in some periods, because of our ongoing litigation with Samsung and because we expect that we will become involved in other litigation from time to time in the future in order to enforce and protect our intellectual property rights.

In connection with the grant of stock options in 1996 through 2000, we recorded an aggregate of $29.8 million in deferred stock-based compensation within stockholders’ equity, due to the difference between the exercise price and the estimated fair value of common stock on the date of grant. The compensation expense is amortized over the vesting period of generally four years. As of September 30, 2003, we had an aggregate of $0.1 million of deferred stock-based compensation remaining to be amortized.

Results of Operations

The following table presents our historical operating results for the periods indicated as a percentage of revenues:

	Fiscal Year Ended December 31,			September 30, (unaudited)
	2000	2001	2002	2002	2003

Revenues:

Intellectual property revenues	68.4%	45.4%	63.4%	60.0%	67.7%

Other intellectual property revenues	—	49.2	20.2	27.0	8.1

Service revenues	31.6	5.4	16.4	13.0	24.2

Total revenues	100.0	100.0	100.0	100.0	100.0

Operating expenses:

Cost of revenues	61.0	19.6	15.1	15.3	18.4

Research and development	82.0	30.4	23.7	24.5	21.4

Selling, general and administrative	151.1	76.8	26.7	27.3	29.0

Stock-based compensation	115.6	5.1	6.9	8.1	3.8

Total operating expenses	409.7	131.9	72.4	75.2	72.6

Operating income (loss)	(309.7)	(31.9)	27.6	24.8	27.4

Interest and other income, net	11.3	1.5	0.2	1.1	0.8

Income (loss) before taxes	(298.4)	(30.4)	27.8	25.9	28.2

Benefit (provision) for income taxes		—	(4.7)	(4.8)	(4.7)

Discontinued operations	1.5	—	—	—	—

Net income (loss)	(296.9)%	(30.4)%	23.1%	21.1%	23.5%

Nine Months Ended September 30, 2003 and September 30, 2002

Revenues.    Revenues for the nine months ended September 30, 2003 were $26.6 million compared with $20.2 million for the nine months ended September 30, 2002, an increase of $6.5 million, or 32.1%. The $6.4 million increase was primarily due to a $5.9 million increase in intellectual property revenues and a $3.8 million increase in service revenues, partially offset by a $3.3 million decrease in other intellectual property revenues. The increase in intellectual property revenues was principally due to a $2.4 million increase in revenues from existing licensees and a $3.5 million increase in revenues from signing of new licensees. The increase in revenue from existing licensees was primarily due to increased sales by our licensees of semiconductors that incorporate our technology, resulting in increased royalty payments. The increase in revenue from new licensees primarily is due to royalty payments. We expect royalty payments to continue to increase for at least the next 12 months. The increase in service revenues is due to service contracts entered into with new customers in late 2002 and early 2003. Other intellectual property revenues declined by $3.3 million primarily because the amounts we received upon our litigation settlement with Sharp Corporation in 2002, totalling $4.0 million, and upon resolution of negotiations with Hitachi and Toshiba, totalling $1.3 million, were greater than the aggregate amounts we received upon resolution of negotiations with Seiko Epson, Shinko, Mitsubishi and Intel in 2003, which totalled $2.1 million.

Cost of Revenues.    Cost of revenues for the nine months ended September 30, 2003 increased to $4.9 million, or 18.4% of revenues, from $3.1 million, or 15.3%, for the nine months ended September 30, 2002 primarily due to increased costs associated with an increase in service revenues. Cost of revenues relates to service revenue and is not related to intellectual property revenue. Cost of revenue as a percentage of total revenue will vary based on the service revenue component of total revenue. The majority of this increase in the first nine months of 2003 was attributable to the allocation of more personnel to service-related projects and an increase in the number of these projects. Increased materials and subcontractor costs related to service-related projects also accounted for part of the increase in cost of revenues.

Research and Development.    Research and development expenses for the nine months ended September 30, 2003 increased to $5.7 million, or 21.4% of revenues from $4.9 million, or 24.5% of revenues, for the nine months ended September 30, 2002. This increase in absolute terms was primarily due to the addition of personnel, which increased to 51 people in the nine months ended September 30, 2003 as compared to 46 in the nine months ended September 30, 2002 and personnel-related costs to accommodate our expanding research and development activities.

Selling, General and Administrative.    Selling, general and administrative expenses for the nine months ended September 30, 2003 increased to $7.7 million, or 29.0% of revenues, from $5.5 million, or 27.3% of revenues for the nine months ended September 30, 2002. An increase in litigation expenses, totalling $1.7 million related to the Samsung legal proceeding, accounted for this increase. Total litigation expenses were $1.7 million for the nine months ended September 30, 2003 as compared to no litigation expenses for the nine months ended September 30, 2002. We expect to continue to incur litigation expenses related to the Samsung legal proceeding in upcoming quarters. The addition of personnel and personnel-related expenses for the expansion of sales and marketing efforts also contributed to the increase in selling, general and administrative expenses.

Stock-based compensation.    Stock-based compensation decreased to $1.0 million for the nine months ended September 30, 2003 as compared to $1.6 million for the nine months ended September 30, 2002. The decrease is due to lower amortization of deferred compensation related to issuance of stock options in 1998 through 2000.

Interest and Other Income, Net.    Interest and other income, net decreased to $202,000 for the nine months ended September 30, 2003, from $221,000 for the nine months ended September 30, 2002, reflecting lower interest rates in 2003.

Provision for Income Taxes.    Provision for income taxes increased to $1.3 million for the nine months ended September 30, 2003 from $1.0 million for the nine months ended September 30, 2002. For the nine months ended September 30, 2003, the provision consisted of $148,000 of federal alternative minimum tax, or AMT, and $1.1 million of foreign withholding taxes. For the nine months ended September 30, 2002, the total provision related to foreign withholding taxes. Foreign withholding taxes paid relate to statutory withholding taxes on license and royalty revenues earned in Japan and Korea. We paid no state income taxes for the nine months ended September 30, 2003 and no U.S. federal or state income taxes for the nine months ended September 30, 2002.

Fiscal Year 2002 and 2001

Revenues.    Revenues were $28.3 million for fiscal 2002, as compared to $27.0 million for fiscal 2001, an increase of 4.7%. Intellectual property revenues increased $5.7 million, due to a $2.7 million increase in revenues from existing licensees and a $3.0 million increase in revenues from signing of new licensees. The increase in revenues from existing licensees is primarily due to increased production by our licensees of semiconductors that incorporate our technology, resulting in increased royalty payments. The increase in revenue from new licensees primarily is due to royalty payments. We expect royalty payments to continue to increase for at least the next 12 months. Service revenues increased $3.2 million due to an increase in service contracts. Other intellectual property revenues declined by $7.6 million because the amount we received upon our litigation settlement with Texas Instruments in 2001 was greater than the amount we received upon our litigation settlement with Sharp Corporation in 2002.

Cost of Revenues.    Cost of revenues was $4.3 million, or 15.1% of revenues for fiscal 2002, as compared to $5.3 million or 19.6% of revenues for fiscal 2001. The decrease in cost of revenues was primarily due to personnel related cost reductions undertaken throughout 2001. These cost reductions included the closing of a manufacturing facility that was not strategic to our operations with related headcount reductions which resulted in savings of $2.1 million. This decrease was partially offset by incremental costs associated with the increase in our service revenues, including increased allocation of personnel, materials and subcontracting costs of $1.1 million.

Research and Development.    Research and development expenses were $6.7 million, or 23.7% of revenues, for fiscal 2002, as compared to $8.2 million or 30.4% for fiscal 2001. The decrease in research and development expenses was primarily due to a reduction in personnel, totalling 15 persons which occurred during 2001.

Selling, General and Administrative.    Selling, general and administrative expenses were $7.6 million, or 26.7% of revenues for fiscal 2002, as compared to $20.8 million, or 76.8% of revenues for fiscal 2001. The decrease in selling, general and administrative expenses in 2002 was primarily due to a $12.8 million decrease in expenses in connection with our litigations with Texas Instruments and Sharp Corporation which were settled in December 2001 and January 2002, respectively. We had no litigation expenses in 2002, as compared to $12.8 million in total litigation expenses in 2001.

Stock-based compensation.    Stock-based compensation increased to $1.9 million for fiscal 2002 as compared to $1.4 million for fiscal 2001. The increase was due primarily to the reversal of a portion of previously recorded expense related to options forfeited upon termination of employees in 2001.

Interest and Other Income, Net.    Interest and other income, net was $45,000 for fiscal 2002, as compared to $409,000 for fiscal 2001, due to lower investment income earned in 2002.

Provision for Income Taxes.    Provision for income taxes was $1.3 million for fiscal 2002, as compared to $0 for fiscal 2001. This increase was due to statutory withholding taxes on increased license and royalty revenues earned in Japan and Korea. We paid no federal or state income taxes for either of these periods due to federal net loss carryforwards and state tax credits.

Fiscal Year 2001 and 2000

Revenues.    Revenues were $27.0 million for fiscal 2001, as compared to $11.5 million for fiscal 2000, an increase of 135.3%. Intellectual property revenues increased $4.4 million, due to a $5.2 million increase in revenues from signing of new licensees, partially offset by a $0.8 million decrease in revenues from existing licensees due to lower royalty payments. Other intellectual property revenues increased by $13.3 million due to a litigation settlement with Texas Instruments in December 2001. Service revenues declined by $2.2 million due to termination of service contracts due to discontinuation of our manufacturing business.

Cost of Revenues.    Cost of revenues was $5.3 million, or 19.6% of revenues for fiscal 2001, as compared to $7.0 million, or 61.0% of revenues for fiscal 2000. The decrease in cost of revenues was due to lower costs associated with service revenues, including cost savings of $1.1 million resulting from discontinuation of our manufacturing business.

Research and Development.    Research and development expenses were $8.2 million, or 30.4% of revenues for fiscal 2001, as compared to $9.4 million, or 82.0% of revenues for fiscal 2000. The decrease in research and development expenses was primarily due to a reduction in personnel totalling 15 persons throughout 2001.

Selling, General and Administrative.    Selling, general and administrative expenses were $20.8 million, or 76.8% of revenues for fiscal 2001, as compared to $17.3 million, or 151.1% of revenues for fiscal 2000. The increase in selling, general and administrative expenses was primarily due to a $5.4 million increase in expenses in connection with our litigation with Texas Instruments (which was filed in 2000) and Sharp (which was filed in 2001) partially offset by $1.8 million of costs incurred in 2000 in connection with our withdrawn initial public offering. Total litigation expenses were $12.8 million in 2001, as compared to $7.4 million in 2000.

Stock-based compensation.    Stock-based compensation decreased to $1.4 million for fiscal 2001 as compared to $13.3 million for fiscal 2000. The decrease was due to lower amortization of deferred compensation related to issuance of stock options in 1996 through 2000.

Interest and Other Income, Net.    Interest and other income, net was $409,000 for fiscal 2001, as compared to $1.3 million for fiscal 2000, due to lower investment income earned on lower cash balances.

Quarterly Results of Operations

The following table presents our unaudited quarterly results of operations for the eleven quarters in the period ended September 30, 2003. You should read the following table in conjunction with the consolidated financial statements and related notes contained elsewhere in this prospectus. We have prepared the unaudited information on the same basis as our audited consolidated financial statements. This table includes all adjustments, consisting only of normal recurring adjustments, that we consider necessary for fair presentation of our financial position and operating results for the quarters presented. Operating results for any quarter are not necessarily indicative of results for any future quarters or for a full year.

	Three Months Ended
	Mar 31, 2001	Jun 30, 2001	Sep 30, 2001	Dec 31, 2001	Mar 31, 2002	Jun 30, 2002	Sep 30, 2002	Dec 31, 2002	Mar 31, 2003	Jun 30, 2003	Sept 30, 2003
	(in thousands)
Intellectual property revenues	$1,629	$1,877	$1,604	$7,148	$3,446	$4,292	$4,366	$5,821	$6,547	$5,503	$5,987
Other intellectual property revenues	—	—	—	13,291	4,000	562	893	260	462	414	1,293
Service revenues	310	340	376	440	654	721	1,242	2,013	2,248	2,266	1,924

Total revenues	1,939	2,217	1,980	20,879	8,100	5,575	6,501	8,094	9,257	8,183	9,204
Operating expenses:
Cost of revenues	2,582	1,011	994	711	907	967	1,221	1,169	1,385	1,657	1,849
Research and development	1,784	2,058	2,189	2,171	1,647	1,689	1,598	1,766	1,793	1,911	1,997
Selling, general and administrative	5,568	2,103	4,240	8,850	1,603	1,994	1,907	2,048	2,198	2,688	2,839
Stock-based compensation	1,277	(1,255)	965	377	690	530	422	300	233	163	612

Total operating expenses	11,211	3,917	8,388	12,109	4,847	5,180	5,148	5,283	5,609	6,419	7,297

Operating income (loss)	(9,272)	(1,700)	(6,408)	8,770	3,253	395	1,353	2,811	3,648	1,764	1,907
Interest and other income (expense), net	(253)	632	(82)	112	107	60	54	(176)	81	52	69

Income (loss) before taxes	(9,525)	(1,068)	(6,490)	8,882	3,360	455	1,407	2,635	3,729	1,816	1,976
Benefit (provision) for income taxes	—	—	—	—	(588)	(147)	(242)	(341)	(520)	(371)	(370)

Net income (loss)	$(9,525)	$(1,068)	$(6,490)	$8,882	$2,772	$308	$1,165	$2,294	$3,209	$1,445	$1,606

The following table presents our historical results for the periods indicated as a percentage of revenues.

	Mar 31, 2001	Jun 30, 2001	Sep 30, 2001	Dec 31, 2001	Mar 31, 2002	Jun 30, 2002	Sep 30, 2002	Dec 31, 2002	Mar 31, 2003	Jun 30, 2003	Sep 30, 2003
Intellectual property revenues	84.0%	84.7%	81.0%	34.2%	42.5%	77.0%	67.2%	71.9%	70.7%	67.2%	65.0%
Other intellectual property revenues	—	—	—	63.7	49.4	10.1	13.7	3.2	5.0	5.1	14.0
Service revenues	16.0	15.3	19.0	2.1	8.1	12.9	19.1	24.9	24.3	27.7	21.0

Total revenues	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0
Operating expenses:
Cost of revenues	133.2	45.6	50.2	3.4	11.2	17.3	18.8	14.5	15.0	20.2	20.1
Research and development	92.0	92.8	110.6	10.4	20.3	30.3	24.6	21.8	19.4	23.4	21.7
Selling, general and administrative	287.1	94.9	214.1	42.4	19.8	35.8	29.3	25.3	23.7	32.8	30.8
Stock-based compensation	65.9	(56.6)	48.7	1.8	8.5	9.5	6.5	3.7	2.5	2.0	6.6

Total operating expenses	578.2	176.7	423.6	58.0	59.8	92.9	79.2	65.3	60.6	78.4	79.2

Operating income (loss)	(478.2)	(76.7)	(323.6)	42.0	40.2	7.1	20.8	34.7	39.4	21.6	20.8
Interest and other income (expense), net	(13.0)	28.5	(4.2)	0.5	1.3	1.1	0.8	(2.2)	0.9	0.6	0.7

Income (loss) before taxes	(491.2)	(48.2)	(327.8)	42.5	41.5	8.2	21.6	32.5	40.3	22.2	21.5
Benefit (provision) for income taxes	—	—	—	—	(7.3)	(2.7)	(3.7)	(4.2)	(5.6)	(4.5)	(4.0)

Net income (loss)	(491.2)%	(48.2)%	(327.8)%	42.5%	34.2%	5.5%	17.9%	28.3%	34.7%	17.7%	17.5%

Our intellectual property revenues grew sequentially in each quarter of 2002 and 2003, with the exception of the quarter ending June 2003, due to an increase in revenues from both existing licensees and the signing of new licensees. Our intellectual property revenues declined in the quarter ended June 2003 due to the timing of our signing of new licensees in the prior quarter. Other intellectual property revenues have been significantly impacted by revenues related to the resolution of license negotiations and patent disputes, particularly in the quarter ended December 31, 2001, due to our settlement with Texas Instruments, and the quarter ended March 31, 2002, due to our settlement with Sharp Corporation.

Cost of revenues declined throughout 2001 due to cost reduction measures due largely to the closure of our manufacturing business, and has increased throughout 2002 and 2003 consistent with growth in service revenues.

Quarterly operating expenses have been impacted by the timing of litigation spending, particularly in the quarter ended December 31, 2001. There were no litigation expenses in 2002 and minimal litigation expenses in the first two quarters of 2003. If litigation expenses are excluded, operating expenses declined throughout 2001 due to cost reduction measures, and have increased in 2002 and 2003 to support the growth in revenues.

Net Operating Losses and Tax Credit Carryforwards

At December 31, 2002, we had federal and state net operating loss carryforwards of approximately $64.9 million and $19.1 million, respectively. The net operating loss carryforwards began to expire on various dates beginning 2002, and will continue to expire through 2021, if not utilized. Under the provisions of the Internal Revenue Code of 1986, as amended, substantial changes in our ownership may limit the amount of net operating loss carryforwards that can be utilized annually in the future to offset taxable income. A valuation allowance has been established to fully reserve the potential benefits of these carryforwards in our financial statements to reflect the uncertainty of future taxable income required to utilize available tax loss carryforwards and other deferred tax assets. We believe that, as a result of this offering, it is likely that a change in our ownership will occur that will limit our ability to utilize our federal operating loss carryforwards in the future. If such a change in our ownership occurs, our ability to use our net operating loss carryforwards in any fiscal year may be significantly limited.

Liquidity and Capital Resources

Since our inception, we have financed our operations primarily through sales of equity securities and, more recently, through cash generated from operations. We have received a total of $93.7 million from private offerings of our equity securities. As of September 30, 2003, we had $25.2 million in cash, cash equivalents and short-term investments.

Operating cash flows for the nine month periods ended September 30, 2003 and 2002 were $7.7 million and $14.6 million respectively. Cash from operating activities during the nine month period ended September 30, 2003 was generated primarily from net income adjusted for non-cash expenses of $1.6 million. Cash from operating activities for the comparable period in 2002 was generated primarily from net income adjusted for non-cash expenses of $2.3 million and a decrease in accounts receivable of $17.5 million partially offset by a decrease in accrued liabilities of $7.3 million. The decrease in accounts receivable was primarily due to the collection of a receivable related to a legal settlement with Texas Instruments late in 2001. The decrease in accrued liabilities was primarily due to payment of litigation costs.

Net cash provided by operating activities for the year ended December 31, 2002 was $18.8 million compared to net cash used in operating activities of $21.7 million for the comparable period in 2001. Operating cash flows in 2002 were generated from net income from operations adjusted for non-cash expenses of $3.1 million and a decrease in accounts receivable of $18.8 million. This was partially offset by decreases in accrued liabilities of $7.1 million and deferred revenue of $1.8 million. Net cash used in operating activities for the year ended December 31, 2001 was a result of a net loss from operations adjusted for non-cash expenses of $4.0 million and an increase in accounts receivable of $19.3 million. The changes in accounts receivable for both years were due to the legal settlement with Texas Instruments late in 2001. The decrease in accrued liabilities in 2002 was primarily due to payment of litigation costs.

Net cash used in investing activities for the nine month periods ended September 30, 2003 and 2002 was $7.4 million and $14.7 million respectively. Cash used for investing activities was primarily a result of net purchases of short-term marketable securities, and was primarily funded by cash from operations.

Net cash used in investing activities was $18.4 million for the year ended December 31, 2002. This was due primarily to the purchase of short-term marketable securities, and was primarily generated through cash from operations. Net cash provided by investing activities for the comparable period in 2001 was primarily attributable to the sale of short-term marketable securities.

Net cash used in financing activities for the nine months ended September 30, 2003 was $1.5 million comprised primarily of the repurchase of common and preferred stock. Cash provided by financing activities for the comparable period in 2002 was $185,000 representing $460,000 in proceeds from the exercise of stock options offset partially by repayment of capital lease obligations.

Net cash provided by financing activities for the year ended December 31, 2002 was $295,000 comprised primarily of $567,000 in proceeds from the exercise of stock options partially offset by repayment of capital lease obligations. Cash used in financing activities for the comparable period in 2001 was $143,000 representing $338,000 in proceeds from the exercise of stock options and warrants offset partially by repayment of $481,000 in capital lease obligations.

We believe that based on current levels of operations and anticipated growth, our cash from operations, together with cash currently available, without giving effect to the net proceeds from this offering, will be sufficient to fund our operation for the foreseeable future. Poor financial results, unanticipated expenses, unanticipated acquisitions of technologies or businesses or unanticipated strategic investments could give rise to additional financing requirements sooner than we expect. There can be no assurance that equity or debt financing will be available when needed or, if available, that the financing will be on terms satisfactory to us and not dilutive to our then-current stockholders.

Contractual Cash Obligations

As of September 30, 2003, the following sets forth our minimum commitments under operating leases:

Year Ended December 31,	Amount
(in thousands)

2003 (last 3 months only)	$135

2004	533

2005	133

Total minimum lease commitments	$801

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. By their nature, these estimates and judgments are subject to an inherent degree of uncertainty. On an ongoing basis we re-evaluate our judgments and estimates including those related to long-lived assets, income taxes, litigation and contingencies. We base our estimates and judgments on our historical experience, knowledge of current conditions and our beliefs of what could occur in the future considering available information. Actual results could differ from those estimates, and material effects on our operating results and financial position may result. Our estimates are guided by observing the following critical accounting policies:

Revenue Recognition.    We recognize revenues in accordance with Securities and Exchange Commission Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements, as amended by SAB 101A and 101B. SAB 101 requires that four basic criteria must be met before revenues can be recognized: (1) persuasive evidence of an arrangement exists: (2) delivery has occurred or services have been rendered: (3) the fee is fixed and determinable; and (4) collectibility is reasonably assured.

In order to determine whether collection is probable, we assess a number of factors, including past transaction history with the customer and the credit-worthiness of the customer. If we determine that collection is not reasonably assured, we defer the recognition of revenue at the time until collection becomes reasonably assured, which is generally upon receipt of payment.

Estimating accrued liabilities.    We review our accounts payable and accrued liabilities at each reporting period, and accrue liabilities as appropriate. During this analysis we consider items such as research and development activity, commitments made to or the level of activity with vendors, payroll and employee-related costs, historic spending, budgeted spending, and anticipated changes in the costs of services.

Valuation of Long Lived Assets.    We evaluate the recoverability of our long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset might not be recoverable. Impairment evaluations involve management estimates of assets’ useful lives and future cash flows. When such an event occurs, we estimate the future cash flows expected to result from the use of the asset and its eventual disposition. If the undiscounted expected future cash flows are less than the carrying amount of the asset, an impairment loss is recognized. Actual useful lives and cash flows could be different from those estimated by our management. This could have a material effect on our operating results and financial position. To date, no impairment loss has been recognized. We assess the impairment in value to our long-lived assets whenever events or circumstances indicate that their carrying value may not be recoverable. Factors we consider important that could trigger an impairment review include the following:

•	operating losses;

•	significant negative industry trends;

•	significant underutilization of the assets; and

•	significant changes in how we use the assets or our plans for their use.

Stock-based compensation.    Our Amended and Restated 2003 Equity Incentive Plan is accounted for in accordance with Accounting Principles Board No. 25, “Accounting for Stock Issued to Employees,” (“APB 25”) and complies with the disclosure provisions of Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation,” (“SFAS 123”) and Statement of Financial Accounting Standards No. 148, “Accounting for Stock-Based Compensation, Transition and Disclosure” (“SFAS 148”). Expense associated with stock-based compensation is amortized on an accelerated basis over the vesting period of the individual award consistent with the method described in Financial Accounting Standards Board Interpretation No. 28, “Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans an interpretation of APB Opinions No. 15 and 25” (“FIN 28”).

We account for stock issued to non-employees in accordance with the provisions of SFAS 123 and Emerging Issues Task Force Consensus No. 96-18, “Accounting for Equity Instruments That are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services” (“EITF 96-18”). Under SFAS 123 and EITF 96-18, stock option awards issued to non-employees are accounted for at fair value using the Black-Scholes option-pricing model. We believe that the fair value of the stock options are more reliably measured than the fair value of the services received. The fair value of each non-employee stock award is remeasured at each period end until a commitment date is reached, which is generally the vesting date.

Accounting for Income Taxes.    We account for income taxes under the provisions of Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes.” Under this method, we determine deferred tax assets and liabilities based upon the difference between the financial statement and tax bases of assets and income. The tax consequences of most events recognized in the current year’s financial statements are included in determining income taxes currently payable. However, because tax laws and financial accounting standards differ in their recognition and measurement of assets, liabilities, equity, revenues, expenses, gains and losses, differences arise between the amount of taxable income and pretax financial income for a year and between the tax bases of assets or liabilities and their reported amounts in the financial statements. Because it is assumed that the reported amounts of assets and liabilities will be recovered and settled, respectively, a difference between the tax basis of an asset or a liability and its reported amount in the balance sheet will result in a taxable or a deductible amount in some future years when the related liabilities are settled or the reported amounts of assets are recovered, hence giving rise to a deferred tax asset. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income and to the extent we believe that recovery is not likely, we must establish a valuation allowance.

At December 31, 2002, we had recorded a full valuation allowance of $30.1 million against our deferred tax assets, due to uncertainties related to our ability to utilize our deferred tax assets, primarily consisting of certain net operating losses carried forward, before they expire.

Litigation and Contingencies.    From time to time, we have been subject to legal proceedings and claims with respect to such matters as patents and other actions arising out of the normal course of business, as well as other matters identified in “Business — Legal Proceedings”.

The results of any litigation are inherently uncertain, and any adverse decision could result in a loss of our proprietary rights, subject us to significant liabilities, require us to seek licenses from others, limit the value of our technologies and otherwise negatively impact over business. If we believe that it is probable for a certain proceeding to result in an adverse decision and that the loss is estimable, we would establish an appropriate accrual for the loss.

Quantitative and Qualitative Disclosures About Market Risk

The primary objective of our investment activities is to preserve principal while maximizing the income we receive from our investments without significantly increasing risk of loss. Some of the securities that we may invest in the future may be subject to market risk for changes in interest rates. To mitigate this risk, we plan to maintain a portfolio of cash equivalents and short-term investments in a variety of securities, which may include commercial paper, money market funds, government and non-government debt securities. Currently, we are exposed to minimal market risks. We manage the sensitivity of our results of operations to these risks by maintaining a conservative portfolio, which is comprised solely of highly-rated, short-term investments. We do not hold or issue derivative, derivative commodity instruments or other financial instruments for trading purposes.

The risk associated with fluctuating interest rates is limited to our investment portfolio. We do not believe that a 10% change in interest rates would have a significant impact on our results of operations or cash flows.

Recent Accounting Pronouncements

In July, 2002, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” which addresses the recognition, measurement, and reporting of costs associated with exit or disposal activities. SFAS No. 146 requires the recognition of a liability for a disposal activity, including those related to employee termination benefits and obligations under operating leases and order contracts, and that the liability be recognized when incurred and not necessarily on the date of an entity’s commitment to an exit plan. SFAS No. 146 also establishes that the initial measurement of a liability be based on fair value. The provisions of SFAS No. 146 are effective for exit or disposal activities that are initiated after December 31, 2002. We have not had any exit or disposal activities since we adopted the standard.

In November 2002, the FASB issued FASB Interpretation (“FIN”) No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” FIN No. 45 requires that a liability be recorded in the guarantor’s balance sheet upon issuance of a guarantee. In addition, FIN No. 45 requires disclosures about the guarantees that an entity has issued, including a reconciliation of changes in the entity’s product warranty liabilities. The initial recognition and initial measurement provisions of FIN No. 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor’s fiscal year-end. The disclosure requirements of FIN No. 45 are effective for financial statements of interim or annual periods ending after December 15, 2002. We believe that the adoption of this standard will have no material impact on our financial position or results of operations.

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation, Transition and Disclosure.” SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS No. 148 also requires that disclosures of the pro forma effect of using the fair value method of accounting for stock-based employee compensation be displayed more prominently and in a tabular format. Additionally, SFAS No. 148 requires disclosure of the pro forma effect in interim financial statements. The transition and annual disclosure requirements of SFAS No. 148 are effective for fiscal years ended after December 15, 2002. The interim disclosure requirements are effective for interim periods ending after December 15, 2002. We have applied the disclosure provisions of SFAS No. 148.

In January 2003, the FASB issued FIN No. 46, “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51.” FIN No. 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN No. 46 is effective immediately for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN No. 46 must be applied for the first interim or annual period beginning after June 15, 2003. We believe that the adoption of this standard will have no material impact on our financial position or results of operations.

In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” SFAS No. 149 amends and clarifies financial accounting and reporting of derivative instruments and hedging activities under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” SFAS No. 149 amends SFAS No. 133 for decisions made: (i) as part of the Derivatives Implementation Group process that require amendment to SFAS No. 133; (ii) in connection with other FASB projects dealing with financial instruments; and (iii) in connection with the implementation issues raised related to the application of the definition of a derivative. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003 and for designated hedging relationships after June 30, 2003. We believe that the adoption of SFAS No. 149 will not have a material impact on our financial position or results of operations.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” The Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity and further requires that an issuer classify as a liability (or an asset in some circumstances) financial instruments that fall within its scope because that financial instrument embodies an obligation of the issuer. Many of such instruments were previously classified as equity. The statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. We believe that the adoption of this standard will not have a material impact on our financial position or results of operations.

In November 2002, the Emerging Issues Task Force (“EITF”) reached a consensus on Issue No. 00-21 (“EITF No. 00-21”), “Multiple-Deliverable Revenue Arrangements.” EITF No. 00-21 addresses how to account for arrangements that may involve the delivery or performance of multiple products, services, and/or rights to use assets. The consensus mandates how to identify whether goods or services or both that are to be delivered separately in a bundled sales arrangement should be accounted for separately because they are separate units of accounting. The guidance can affect the timing of revenue recognition for such arrangements, even though it does not change rules governing the timing or pattern of revenue recognition of individual items accounted for separately. The final consensus, concluded in May 2003, will be applicable to agreements entered into in fiscal years beginning after June 15, 2003 with early adoption permitted. Additionally, companies will be permitted to apply the consensus guidance to all existing arrangements as the cumulative effect of a change in accounting principle in accordance with APB No. 20, “Accounting Changes.” We are still assessing the impact of adopting EITF No. 00-21, but at this point believe that it will not have a material impact on our financial position or results of operations.

BUSINESS

Overview

We develop semiconductor packaging technology that meets the demand for miniaturization and increased performance of electronic products. We license our technology to our customers, enabling them to produce semiconductors that are smaller and faster, and incorporate more features. These semiconductors are utilized in a broad range of electronics products including digital cameras, MP3 players, personal computers, personal digital assistants, video game consoles and wireless phones. In addition, by using our technology, we believe that our customers are also able to reduce the time-to-market and development costs of their semiconductors.

Our patented technology enables our customers to assemble semiconductor chips into chip-scale packages, or CSPs, that are almost as small as the chip itself. Our technology also enables multiple chips to be stacked vertically in a single three-dimensional multi-chip package that occupies almost the same circuit board area as a CSP. By reducing the size of the semiconductor package and shortening electrical connections between the chip and the circuit board, our technology allows further miniaturization and increased performance and functionality of electronic products. We achieve these benefits without sacrificing reliability by allowing movement within the package, thus addressing critical problems associated with thermally-induced stress which can occur when packages decrease in size.

We derive license fees and royalties based upon our intellectual property and generate fees for related services. Our technology has been widely adopted and is currently licensed to 44 companies, including Intel, Renesas, Sharp Corporation, Texas Instruments and Toshiba. We believe that more than 100 companies across the semiconductor supply chain have invested in the materials, equipment and assembly infrastructure needed to manufacture products that incorporate our technology. As a result, our technology has been incorporated into more than 2.5 billion semiconductors worldwide, including more than 800 million semiconductors shipped in 2002. According to Gartner Dataquest, the market for chip-scale packaging is expected to grow from 4.4 billion units in 2002 to 18.9 billion in 2006, representing a compound annual growth rate of 44%. We believe that we are well-positioned to take advantage of this significant expected growth in CSPs.

Industry Background

Packaged semiconductor chips, which we refer to as semiconductors, are essential components in a broad range of communications, computing, and consumer electronic products. According to the Semiconductor Industry Association, worldwide semiconductor sales totaled $140.7 billion in 2002 and are expected to grow to $204.9 billion in 2006. Many electronic products require increasingly complex semiconductors that are smaller and higher-performing, integrate more features and functions, and are less expensive to produce than previous generations of semiconductors. Satisfying the demand for these complex semiconductors requires advances in semiconductor design, manufacturing and packaging technologies.

The disaggregation of the semiconductor industry and the emergence of intellectual property companies

Historically, most semiconductor companies were vertically integrated. They designed, fabricated, packaged and tested their semiconductors using internally developed software design tools and manufacturing processes and equipment. As the cost and skills required for designing and manufacturing complex semiconductors have increased, the semiconductor industry has become disaggregated, with companies concentrating on one or more individual stages of the semiconductor development and production process. This disaggregation has fueled the growth of fabless semiconductor companies, design tool vendors, semiconductor equipment manufacturers, third-party semiconductor manufacturers, or foundries, semiconductor assembly, package and test companies and intellectual property companies that develop and license technology to others.

While specialization has enabled greater development and manufacturing efficiency, it has also created an opportunity for intellectual property companies that develop and license technology to meet fundamental, industry-wide challenges. These intellectual property companies gain broad adoption of their technology throughout the industry by working with companies within the semiconductor supply chain to invest in the infrastructure needed to support their technology. This collaboration and investment benefits semiconductor companies by enabling them to bring new technology to market faster and more cost-effectively, without having to make the investment themselves.

Demand for system-level miniaturization and increased performance

Miniaturization of electronic products, or system-level miniaturization, is a significant challenge for manufacturers of electronic products and their suppliers, including semiconductor companies. Digital cameras, MP3 players, personal computers, personal digital assistants, video game consoles, wireless phones and other electronic products are being made smaller with improved performance and an increasing number of advanced features. Semiconductor companies have traditionally responded to these challenges by shrinking the size of the basic semiconductor building block, or transistor, allowing for more transistors to be integrated on a single chip. For decades, the consistent reduction in transistor size has resulted in higher-performance, lower-cost chips that require less silicon area. In addition, transistors have become small enough to make it economical to combine multiple functions, such as logic, memory and analog functions, on a single chip, in what is commonly referred to as a system-on-a-chip.

Importance of semiconductor packaging

While the integration of increased functionality on a chip is critical to the miniaturization of electronic products, its impact has been limited by packaging technology, which has not kept pace with the advancements achieved by chip integration. Semiconductor chips are typically assembled in packages that act as the physical and electrical interface between the chip and the printed circuit board. The package protects the chip from breakage, contamination and stress. In addition, the package enables a chip to be easily tested prior to its incorporation into a system, lowering the total system cost. Traditional semiconductor packages are much larger than the chip itself and occupy significant circuit board and system area. Also, traditional packaging technologies are less capable of accommodating faster semiconductor speeds due to the package’s longer electrical connections. Due to these limitations, traditional semiconductor packages are not well suited to meet the increasing demand for product miniaturization, functionality and performance. As a result, in addition to continuing advancements in chip integration, advanced packaging technology is required to achieve further miniaturization and higher performance cost-effectively.

Our Solution

We are a leading provider of intellectual property for chip-scale and multi-chip packaging that meets the increasing demand for miniaturization and performance of electronic products. We license a substantial portion of our intellectual property under our Tessera Compliant Chip, or TCC, license. This license primarily covers our core chip-scale and multi-chip packaging patents. In addition, we support the adoption of our technology by providing our customers with engineering services focused on addressing key issues related to the miniaturization and performance of electronics products. Our packaging technology provides the following benefits which are not provided by traditional packaging technologies:

Miniaturization.    Our CSP technology enables fully-packaged chips to be almost as small as the chip itself, which permits increased product miniaturization and functionality. Our multi-chip packaging technology extends this benefit by enabling multiple semiconductors to be stacked vertically, while occupying about the same circuit board area as a CSP. For example, our technology is broadly used to produce Flash memory and static random access memory, or SRAM, devices stacked in a multi-chip package utilized in wireless phones. As a result, we believe our multi-chip technology will enable electronic products to achieve new levels of miniaturization.

High performance.    Our technology offers shorter electrical connections between the chip and circuit board and between adjacent chips. Shorter connections allow information to be more rapidly transferred between the semiconductors and the system, yielding better system performance. Our technology has been widely adopted for use in high-speed memory applications, such as high-performance personal computers, network switches and routers, set-top boxes, workstations and video game consoles, such as the Sony PlayStation®2.

High reliability.    The miniaturization of semiconductors often presents reliability problems because the shorter connections are more vulnerable to breakage due to thermally-induced stress and mechanical shock. Overcoming these problems has been one of the most significant technical challenges in shrinking semiconductor packages to the size of the chip itself. Our technology alleviates these problems by allowing movement within the package. As a result, our technology provides high reliability without the increased package size or cost of competing technologies for a broad range of applications that require miniaturization.

Cost effectiveness.    The significant investment made by semiconductor chip makers, assemblers, and material and equipment providers in the manufacturing infrastructure that supports our technology enables high-volume production and broad availability of semiconductors that incorporate our technology. This in turn has reduced the cost of manufacturing products that incorporate our technology, allowing it to be used in cost-sensitive semiconductor applications such as dynamic random access memory, or DRAM, Flash memory or SRAM. We believe that this broad adoption and high volume production of our technology will further increase its cost-effectiveness.

Our Strategy

Our objective is to be the leading developer and licensor of chip-scale and multi-chip packaging technologies that meet the increasing demand for miniaturization and performance in a broad range of communication, computing and consumer electronic products. The following are key elements of our strategy:

Expand the market penetration of our CSP technology.    Our patented CSP technology has been incorporated in over 2.5 billion semiconductors worldwide. As a result of the broad adoption of our technology and existing infrastructure that supports our technology, we believe that we are well positioned to benefit from the substantial growth projected for the CSP market. We intend to further increase our share of the CSP market by:

•	continuing to target and optimize our technology for large, growing product markets such as digital cameras, MP3 players, personal computers, personal digital assistants, video game consoles and wireless phones;

•	making continued design, process and cost improvements that drive the incorporation of our technology in new semiconductor applications, such as application specific integrated circuits, or ASIC semiconductors, high-performance DRAM, and other logic applications; and

•	identifying and approaching companies whose current products potentially incorporate our technology, offering them licenses to our technology, and when necessary, enforcing our intellectual property rights to obtain compensation for the use of our technology.

Accelerate the market acceptance of our three-dimensional multi-chip packaging technology.    Our three-dimensional multi-chip packaging technology extends our CSP technology by enabling multiple chips to be stacked vertically, while occupying about the same circuit board area as a CSP. This technology is designed for products in which miniaturization and feature integration are critical, including digital cameras, MP3 players, personal digital assistants and wireless phones. We intend to accelerate the adoption of our three-dimensional multi-chip packaging technology by:

•	collaborating with our customers to develop multi-chip packages to meet their specific product requirements;

•	capitalizing on the existing materials, equipment and assembly infrastructure that supports our CSP technology; and

•	continuing to reduce the cost of manufacturing semiconductors that incorporate our multi-chip technology through internal development and collaboration with leading semiconductor materials and equipment companies.

Provide engineering services to develop and promote the adoption of our technology.    We intend to continue to use our engineering services to accelerate the adoption of our technology, better understand our customers’ advanced packaging requirements, and develop and broaden our intellectual property portfolio. For example, we provide our customers with a broad range of services, such as package design, prototype manufacturing and reliability analysis, to help them develop products that incorporate our technology. This collaboration allows us to better understand our customers’ future product and packaging technology requirements. We have generated a substantial portion of our service revenues by providing our engineering services to various government agencies. These relationships contribute to the development of our advanced packaging technologies such as three-dimensional multi-chip packaging.

Utilize and enhance the infrastructure supporting our technology.    For more than a decade, we have collaborated with our infrastructure partners to help them develop and make widely available low-cost materials, equipment and assembly capacity to manufacture products that incorporate our technology. We design new technologies that are compatible with this existing infrastructure, which facilitates more rapid adoption of these new technologies. We plan to continue to work with our infrastructure partners to expand the adoption of our technology.

Broaden our intellectual property portfolio.    We intend to continue to broaden our patent portfolio through internal development, strategic relationships and acquisitions, to enhance the competitiveness and size of our current businesses and diversify into markets and technologies that complement our current businesses. For example, we intend to extend our intellectual property portfolio in the area of radio frequency, or RF, module packaging technology for a broad range of wireless applications. We also intend to continue to utilize our core competency in aggregating and licensing intellectual property to grow and expand our business.

Create demand by collaborating with system manufacturers and electronic manufacturing service providers.    We work with leading system manufacturers and electronic manufacturing service providers to increase demand for our chip-scale and multi-chip packaging technology. Through these relationships, we align our research and development efforts to better meet their needs. This helps us to develop technologies such as packaging for RF modules, which can be used in new, growing markets, such as Bluetooth, global positioning systems and Wi-Fi.

Our Technology and Services

We derive the majority of our revenues from license fees and royalties associated with our TCC license. Our TCC license grants a world-wide right to develop, assemble, use and sell certain CSPs and multi-chip packages. The licensed technology primarily includes issued patents and pending patent applications during the term of the license. We also license components of our intellectual property portfolio outside of the TCC license, such as module and passive component technology suitable for RF products. In addition, we provide a broad range of engineering, assembly and infrastructure services to our customers.

Our Technology

Our packaging technology is incorporated into semiconductors for use in a broad range of communication, computing and consumer electronics applications. These semiconductors include:

•	Digital signal processors, or DSP, semiconductors, Flash memory, SRAM, and certain ASIC semiconductors, for use in wireless communication and digital consumer products, such as digital cameras, MP3 players, personal digital assistants and wireless phones. These markets are expected to enjoy strong growth. For example, Gartner Dataquest projects the market for CSP-based DSP semiconductors will grow from 240 million units in 2002 to 754 million units in 2006, representing a compound annual growth rate of 33%. Gartner Dataquest also projects the combined Flash memory and SRAM markets to grow from 1.5 billion units in 2002 to 2.7 billion units in 2006, a compound annual growth rate of 16%.

•	DRAM, for use in computing, networking and home entertainment applications, such as personal computers, network switches and routers, set-top boxes and video game consoles. According to Gartner Dataquest, the market for CSP-based DRAM is expected to grow from 259 million units in 2002 to 4.0 billion units in 2006, a compound annual growth rate of 98%.

Chip-Scale Package Technology Platforms

Although most of our licensees have developed their own proprietary packages incorporating our intellectual property, we have developed the following CSP platforms which are included in our TCC license:

Micro Ball Grid Array, or µBGA®, Platform.    Our µBGA® platform includes the lead-bonded µBGA® package and the µBGA®-W package, an alternative that uses wire-bonding as opposed to lead bonding as the package’s internal electrical interconnect. In the µBGA® platform the chip is oriented face-down in the package with its contacts facing the circuit board. We believe this CSP platform offers the best combination of features to meet the requirements of high-performance DRAM semiconductors.

µBGA®-F Platform.    The µBGA®-F platform has the chip oriented face-up in the package, with its contacts facing away from the circuit board, and utilizes standard wire-bonding for the package’s internal electrical interconnect. The technology underlying this platform has been broadly adopted and incorporated into a large number of customer-developed proprietary packages for DSP semiconductors, Flash memory, SRAM and ASIC semiconductors used in wireless communication and consumer electronics products.

Multi-Chip Package Technology Platforms

Our technology is incorporated into a number of three-dimensional multi-chip packages used in wireless communication and digital consumer applications, such as digital cameras, MP3 players, personal digital assistants and wireless phones. These packages include various combinations of ASIC, DSP, Flash memory and SRAM semiconductors. In addition, we have developed a family of three-dimensional multi-chip platforms, which are collectively referred to as the µZTM Stacked Package family, to extend this innovative technology into new applications.

We also offer our PyxisTM RF Module platform, which incorporates RF technology in a three-dimensional platform for wireless applications. In addition to wireless phones, which typically incorporate multiple RF sections or modules, several initiatives such as Bluetooth and Wi-Fi are aimed at incorporating additional RF capability into a broad range of handheld, computing and consumer electronic products.

We expect these platforms to build upon the existing CSP infrastructure and to enable further miniaturization and increased performance and functionality for a broad range of cost-sensitive, high volume applications. Each platform was developed to resolve complex, technical and business challenges inherent in the miniaturization of electronic products.

We offer the following multi-chip platforms:

µZTM Chip Stack Platform.    The µZTM chip stack platform consists of two or more semiconductors, stacked vertically on top of each other and wire-bonded to the package substrate. This is a cost-effective, versatile platform that can be used in a broad range of semiconductors and product applications. The technology underlying this platform has been broadly adopted and incorporated into a large number of customer-developed proprietary stacked multi-chip packages for Flash memory, SRAM, and ASIC semiconductors, that are used in wireless communication and consumer electronics products.

µZTM Fold-Over Stacked Platform.    We have recently introduced our µZTM Fold-Over Stacked platform to solve an industry-wide problem associated with the integration of different types of functional blocks, such as processor, memory and various analog blocks, onto a single system-on-a-chip. For example, this package enables DSP, ASIC and different memory semiconductors to be fully packaged, tested and then integrated, resulting in a high-yielding system-in-a-package. The µZTM Fold-Over Stacked platform provides a cost-effective solution that meets wireless phone package height requirements and saves valuable circuit board space, enabling wireless products that are smaller and lighter with more functionality.

µZTM Ball Stacked Platform.    We have also recently introduced our µZTM Ball Stacked platform as a multi-chip solution that enables the integration of high-performance DRAM while occupying 25% less circuit board area with 60% of the height of a traditional DRAM package. Because each semiconductor can be individually tested prior to being assembled in the multi-chip package, common yield problems associated with competing technologies can be overcome. Our µZTM Ball Stacked platform can be used for cost-sensitive, high-volume applications, including DRAM modules for high-performance personal computers, workstations and network switches and routers.

PyxisTM RF Module Platform.    With the proliferation of wireless technology, new industry standards are emerging, including Bluetooth and Wi-Fi, that require additional RF modules in a full range of wireless communication and digital consumer products. Our newly developed PyxisTM RF Module platform uses CSP technology to enable highly-integrated RF modules. This versatile package platform provides an integration and miniaturization path for radio-in-a-package, Bluetooth, Wi-Fi and other complex RF modules. The PyxisTM module platform enables integration of chips and other components in a single, low-cost package solution. This platform is targeted at cost-sensitive, high-volume wireless, handheld and digital consumer products.

The following table provides a summary of the key features and semiconductor and system applications for each of our package technologies and the related platforms, all of which, except the PyxisTM RF platform, are included in our standard TCC license:

Chip-Scale Package Technology	Technology Platform	Key Features	Semiconductor Applications	System Applications

	µBGA®	• Small • High performance • High reliability	DRAM, Flash, SRAM	Digital TV, game console, personal computer, set-top box, server, wireless phone

	µBGA®W	• Small • High performance • High reliability • Wire-bond	DRAM	Digital TV, game console, personal computer, set-top box

	µBGA®F	• Small • Design flexibility • Low cost • Wire-bond	ASIC, DSP, Flash, SRAM	Digital camera, MP3 player, personal digital assistant, wireless phone

Multi-Chip Package Technology	µZTM Chip Stack	• Vertical stack • Small • Wire-bond • Design flexibility	Flash / SRAM stack	Digital camera, MP3 player, personal digital assistant, wireless phone

	µZTM Fold-Over Stack	• Pre-test • Stacked logic and memory • Enables system-in- a-package • Small • Low profile • 2-4 semiconductor stack • High reliability	Numerous logic / memory configurations	Digital camera, MP3 player, personal digital assistant, wireless phone

	µZTM Ball Stack	• Pre-test • Stacked memory • Small • Low profile • 2-8 semiconductor stack • High reliability	DRAM, Flash, numerous logic / memory configurations	Digital camera, MP3 player, personal computer, personal digital assistant, server, wireless phone

	PyxisTM RF Module	• High-density RF module • Small • Low profile • Integration of semiconductors and other components	RF modules	Bluetooth, global positioning system, Wi-Fi, wireless phone

Our Services

We provide our customers and partners with engineering, assembly and infrastructure services that we believe accelerate the adoption of our technology for a broad range of cost-sensitive, high-volume applications. We provide engineering services to government agencies and their contractors to enable the development of new packaging technologies. Most of our service revenues are derived from these government-related engineering services.

Engineering services.    Our engineering services include customized package design and prototyping, modeling, simulation, failure analysis and reliability testing and related training services. We provide these services to semiconductor makers and assemblers, system manufacturers, electronic manufacturing service companies and government agencies and their contractors. We believe that offering these services accelerates the incorporation of our intellectual property into our customers’ products and aids in our understanding of their future packaging requirements.

Assembly services.    We provide training and consulting services to assist semiconductor assemblers in designing, implementing, upgrading and maintaining their CSP assembly lines. We also offer services to help customers address process, equipment, materials and other manufacturing-related issues. This allows our assembly customers to bring their manufacturing lines incorporating our technology into production more rapidly and cost-effectively.

Infrastructure services.    We offer evaluation, qualification, cost reduction and cost analysis services to companies that develop and manufacture equipment and materials to support the infrastructure needed to manufacture semiconductors that incorporate our technology. These services enable infrastructure customers to evaluate the impact of their specific materials and equipment on the manufacturability and reliability of our technology.

Customers

Our technology is currently licensed to 44 companies. For the year ended December 31, 2002, Texas Instruments and Sharp Corporation accounted for 23% and 21% of total revenue respectively. For the nine months ended September 30, 2003, Texas Instruments accounted for 29% of total revenues.

We have two agreements with Sharp Corporation, a TCC license, dated October 12, 1998, and an immunity agreement, dated January 24, 2002, that covers the types of BGA packages that were the subject matter of our legal proceedings against Sharp. Under both agreements Sharp paid an upfront license fee and agreed to pay ongoing royalties. Royalties are to be calculated and paid semi-annually under the TCC license and quarterly under the immunity agreement. Both agreements have termination provisions for breach, assignment and bankruptcy. In addition, Sharp may unilaterally terminate the immunity agreement by giving 60 days prior notice during January 2004 or during the month of January every second year thereafter. Further, Sharp may unilaterally terminate the immunity agreement in January, February or March of 2007. Unless earlier terminated, the TCC license has a term of five years from the date of the agreement, after which it is automatically extended for additional five year periods unless either party delivers prior notice of its desire to terminate. The immunity agreement terminates upon the expiration of the last Tessera patent which is subject to the agreement. Any termination of either agreement would result in a loss by Sharp of its right to use our intellectual property covered by the agreement. All of the revenue derived from the two agreements for the fiscal year ended December 31, 2002 and the nine month period ended September 30, 2003 was derived from the immunity agreement.

We have a TCC license with Texas Instruments, dated January 1, 2002, that covers the types of BGA packages that were the subject of our legal proceeding against Texas Instruments in the U.S. District Court. Under this license Texas Instruments paid an upfront license fee and agreed to pay ongoing royalties on a quarterly basis. The license has termination provisions for breach, change of control, and bankruptcy. In addition, Texas Instruments may unilaterally terminate the license by giving six months prior notice at any time. Unless earlier terminated, the license will terminate on December 31, 2013. If the license is not terminated prior to December 31, 2013, Texas Instruments will have a fully paid-up license under the Tessera patents subject to the license. Any termination of the agreement would result in a loss by Texas Instruments of its right to use our intellectual property.

The following is a list of our current licensees and, where indicated, our current sublicensees:

Semiconductor Manufacturers	Semiconductor Assemblers	Semiconductor Material Suppliers

Advanced Micro Devices Inc.

Cochlear Corporation

Hitachi, Ltd.

Hynix Semiconductor America, Inc.

Intel Corp.

Mitsubishi Electric and Electronics USA, Inc.

Renesas Technology Corp.*

ROHM Corp.

Sanyo Electric Co., Ltd.

Seiko Epson Corp.

Sharp Corporation

Siemens AG

Sony Corp.

ST Microelectronics NV

Texas Instruments, Inc.

Toshiba

Advanced Semiconductor Engineering, Inc. (ASE)

Akita Electronics Systems Co., Ltd.*

Amkor Technology, Inc.

ChipMOS Technologies, Inc.

ChipPAC, Inc.

EEMS Italia, SpA

Hitachi Cable, Ltd.

Mitsui High-tec Inc.

Renesas Northern Japan Semiconductor, Inc.*

Renesas Eastern Japan Semiconductor, Inc.*

Orient Semiconductor Electronics Ltd (OSE)

Payton Technology Corp.

Plexus Corp.

Shinko Electric Industries Co.

Siliconware Precision Industries Co., Ltd. (SPIL)

United Test Center Inc. (UTC)

University of Alaska

Walton Advanced Electronics, Ltd.

3M Company

Compeq Manufacturing Inc.

Hitachi Cable, Ltd.

Hitachi, Ltd.

LG Electronics Inc.

LG Micron Ltd.

Mitsui Mining & Smelting Co., Ltd.

North Corporation

Samsung Electro-Mechanics Co., Ltd.

Samsung Techwin Co., Ltd.

Shinko Electric Industries Co.

Sunright Limited

*	denotes a TCC sublicensee

In addition to the licensees and sublicensees mentioned above, we license our Pyxis™ RF Module technology to Paratek Microwave, Inc.

Most semiconductor material suppliers are licensed under our TCMT license, which requires these licensees to pay us a license fee but not royalties.

The license agreement we entered into with Samsung on May 17, 1997 is currently the subject of litigation. The matter is described in more detail in “ — Legal Proceedings” below.

Sales and Marketing

Our sales activities focus primarily on developing strong, direct relationships at the technical, marketing and executive management levels with leading companies in the semiconductor industry to license our technologies and sell our services. We also sell our engineering services to system manufacturers and government agencies and their contractors. Marketing activities include identifying and promoting application-based technologies for specific, vertical market needs, such as wireless communications or computing, and identifying major business opportunities for current and future product development. Product marketing focuses on identifying the needs and product requirements of our customers. Product marketing also manages the development of all of our technology throughout the development cycle and creates the required marketing materials to assist with the adoption of the technology. Marketing communications focuses on advertising and communications that promote the adoption of our technology.

Research and Development

We believe that our success depends in part on our ability to achieve the following in a cost-effective and timely manner:

•	develop new technologies that meet the changing needs of our customers and their markets;

•	improve our existing technologies to enable growth into new application areas; and

•	expand our intellectual property portfolio.

Our research and development employees work closely with our sales and marketing employees, as well as our customers and partners, to bring new products incorporating our technology to market in a timely, high quality and cost-efficient manner. We also work closely with material and equipment infrastructure providers to identify new technologies and improve existing technologies for use in the assembly and manufacture of semiconductor packages that incorporate our technology.

Our service contracts involve research and development for commercial entities and government agencies. For example, some of our development activities for the µZ™ Fold-Over Stack package technology were partially funded through service contracts with one of our semiconductor company licensees.

Our research and development efforts currently focus on two major areas:

Chip-scale packaging.    Our CSP efforts focus on developing specific technologies for incorporation of our CSP technology into new applications, developing prototypes and supporting customers or infrastructure providers with improvements to products for existing applications.

Multi-chip packaging.    Our multi-chip packaging efforts focus on working with customers to incorporate our technology into their products and applications, developing prototypes and developing new, custom technologies to meet the needs of future applications.

We have additional research and development efforts underway in a number of areas related to the miniaturization of electronic products, including areas relating to materials, equipment, packaging, interconnect, assembly and testing of semiconductors and three-dimensional modules.

Intellectual Property

Our future success and competitive advantage depend upon our continued ability to develop and protect our intellectual property. To protect our intellectual property, we rely on a combination of patents, trade secrets and trademarks. We also attempt to protect our trade secrets and other proprietary information through confidentiality agreements with licensees, customers and potential customers and partners, and through proprietary information agreements with employees and consultants.

Our patents address advanced single and multi-chip packaging, related processes, and complementary technologies. We have made and continue to make considerable investments in expanding and defending our patent portfolio. See “— Legal Proceedings” for a description of material legal proceedings in which we have recently been involved.

As of September 30, 2003, our intellectual property portfolio included 270 issued U.S. patents, 38 issued international patents, 112 additional pending U.S. patent applications and 40 additional pending international patent applications. Our patents have expiration dates ranging from January 25, 2009 to September 19, 2021. We continually file new patent applications for new developments in our technology. There are many countries in which we currently have no issued patents; however, products incorporating our technology that are sold in jurisdictions where patents have issued must be licensed in order to avoid infringing our intellectual property.

As of September 30, 2003, we had 15 U.S. trademark registrations and 35 international trademarks and had 5 domestic and international trademark applications pending.

Competition

As a developer and licensor of semiconductor packaging technology, we compete with other technologies, as opposed to other companies selling products. These competing technologies come principally from the internal design groups of a number of semiconductor and package assembly companies. Many of these companies are licensees, or potential licensees, of ours. In fact, many of our licensees consider packaging research and development to be one of their core competencies.

Semiconductor companies that have their own package design and manufacturing capabilities include Texas Instruments Incorporated, Micron Technology, Inc., and the semiconductor divisions of Fujitsu Microelectronics, Inc., IBM Instruments, Inc., Motorola, Inc., Sharp Corporation and Samsung Electronics Co. Ltd. Among the advanced packaging technologies developed by such companies are flip-chip and chip-on-board technologies that compete with our CSP and multi-chip technologies. Our technologies also compete with technologies developed by the internal design groups of package assembly companies such as Advanced Semiconductor Engineering, Inc., Amkor Technology, Inc. and ChipPAC, Inc.

We believe the principal competitive factors in the selection of semiconductor package technology by potential customers are:

•	proven technology;

•	cost;

•	size and circuit board area;

•	performance;

•	reliability; and

•	available infrastructure.

We believe that our CSP and multi-chip technologies compete favorably in each of these factors with other advanced packaging technology solutions.

Employees

As of September 30, 2003, we had 84 employees, with 16 in sales, marketing and licensing, 51 in research and development (including employees who perform engineering, assembly and infrastructure services under our service agreements with third parties) and 17 in finance and administration. We have never had a work stoppage among our employees and no personnel are represented under collective bargaining agreements. We consider our relations with our employees to be good.

Facilities

Our principal administrative, sales, marketing and research and development facilities occupy approximately 51,000 square feet in one building in San Jose, California, under a lease that expires on March 31, 2005. We believe our existing facilities are adequate for our current needs.

Legal Proceedings

As described below, we are currently involved in a material legal proceeding relating to our intellectual property and have been involved in others in the recent past. Given the importance of our intellectual property to our future success and competitive advantage, we expect to be involved in material legal proceedings relating to our intellectual property on a regular basis in the future.

Samsung Electronics Co. Ltd. v. Tessera, Inc., Civ. No. 02-05837 CW (N.D. Cal.)

On December 16, 2002, Samsung initiated a declaratory judgment action against us in the U.S. District Court for the Northern District of California seeking a declaratory judgment, alleging that: (1) it has not breached the license agreement it entered into with us in 1997 allegedly because its MWBGA, TBGA, FBGA, MCP and laminate PCB-based semiconductor chip packages are not covered by the license agreement and, therefore, it owes us no royalties for such packages; (2) the license agreement remains in effect because Samsung was not in breach for failing to pay royalties for such packages and, therefore, our termination of the license agreement was not effective; (3) its MWBGA, TBGA, FBGA, MCP and laminate PCB-based semiconductor chip packages do not infringe our U.S. Patents Nos. 5,852,326, 5,679,977, 6,433,419 and 6,465,893; (4) and these four Tessera patents are invalid and unenforceable. Samsung also seeks to recover its costs and attorney’s fees incurred in the action. Regarding the unenforceability claim, Samsung has asserted that we are precluded from enforcing our patents on the grounds that: (1) we had a duty to disclose certain of our patents to JEDEC (a standards body); (2) we breached our duty of disclosure to JEDEC; and (3) as a result of our failure to disclose these patents, we may not allege in this lawsuit that they cover Samsung’s products.

On February 18, 2003, we filed an answer in which we deny Samsung’s allegations, including its allegations that any of our patents are invalid or unenforceable. We also filed a counterclaim in which we allege that: (1) Samsung has breached the license agreement by, among other things, failing to pay us royalties for the use of our U.S. Patents 5,852,326, 5,679,977, 6,433,419, 6,465,893, 5,950,304 and 6,133,627; (2) our termination of the 1997 license agreement was effective and the 1997 license agreement is terminated; and (3) Samsung and its U.S. subsidiaries Samsung Electronics America and Samsung Semiconductor, Inc. have infringed these six Tessera patents. We have denied Samsung’s unenforceability allegations on several grounds, including that (1) we have satisfied the duty of disclosure to JEDEC as that duty has been defined by the courts in other cases; and (2) Samsung expressly agreed in its 1997 License Agreement with us to pay royalties for any of its products that are covered by our patents, which expressly precludes Samsung from arguing that it believed our patents are unenforceable against Samsung’s products. We further seek to recover damages, up to treble the amount of actual damages, together with attorney’s fees and costs. We also seek to enjoin Samsung and its U.S. subsidiaries from continuing to infringe these patents in the future. Samsung has continued to make payments under our license agreement and has responded by moving to dismiss our patent infringement counterclaims on the grounds that they are barred by existence of the 1997 license agreement. On August 11, 2003, the court granted Samsung’s motion to dismiss our patent infringement counterclaims on the grounds that, pending the outcome of the current litigation, Samsung does not infringe because its activities are covered by the 1997 license agreement. We are seeking to appeal this ruling to the Federal Circuit. In the meantime, we are proceeding against Samsung with a breach of contract action with our infringement contentions being a central element of the action.

Discovery is ongoing and the trial is currently set for November 1, 2004.

Tessera, Inc. v. Sharp Corporation and Sharp Electronics Corporation, Civ. No. 00-20337 JW (N.D. Cal.); In re Certain Semiconductor Chips with Minimized Chip Package Size and Products Containing Same, ITC Inv. No. 337-TA-432

On March 28, 2001, we filed two actions against Sharp Corporation for infringing our U.S. Patents 5,852,326 and 5,679,977, one in the U.S. District Court for the Northern District of California (Tessera, Inc. v. Sharp Corporation and Sharp Electronics Corporation, Civ. No. 00-20337 JW) and one in the International Trade Commission (In re Certain Semiconductor Chips with Minimized Chip Package Size and Products Containing Same, ITC Inv. No. 337-TA-432). The district court case was stayed pending a result in the ITC action. On September 25, 2001, an ITC administrative law judge found in a written decision that Sharp Corporation’s products infringed our patents and that our patents were not invalid and were enforceable. The full commission affirmed this decision on November 15, 2001. The parties settled both lawsuits on January 24, 2002, in connection with which Sharp Corporation and Sharp Electronics Corporation entered into a new license agreement with us.

Texas Instruments, Inc. v. Tessera, Inc., Civ. No. 00-2114 CW (N.D. Cal.)

On February 1, 2000, Texas Instruments initiated a declaratory judgment action in the U.S. District Court for the Central District of California against us regarding our U.S. Patents Nos. 5,852,326, 5,679,977 and

5,347,159. On March 13, 2000, we responded by denying the allegations and filing a counterclaim alleging infringement of our U.S. Patents 5,852,326 and 5,679,977 and breach of contract for failing to pay royalties on products Texas Instruments made that were covered by these patents and by a license agreement between us. On June 2, 2000, the lawsuit was transferred to the U.S. District Court for the Northern District of California (Texas Instruments, Inc. v. Tessera, Inc., Civ. No. 00-2114CW) and the dispute was narrowed to the 5,852,326 and 5,679,977 patents. On December 31, 2001, after the court had issued orders regarding claim construction and the parties’ summary judgment motions, the parties settled with Texas Instruments entering into a new license agreement with us.

We recently settled the following lawsuit, which is unrelated to our intellectual property.

Technology Funding Venture Partners V, An Aggressive Growth Fund, L.P. v. Tessera, Inc., Civ. No. 817029 (Cal. Super. Ct.)

On December 6, 2002, Technology Funding Venture Partners V, An Aggressive Growth Fund, L.P., or Tech Funding, a stockholder of Tessera, Inc., made a written demand on Tessera, Inc. for the repurchase of 48,502 shares of Tessera, Inc.’s Common Stock and 444,444 shares of Tessera, Inc.’s Series B 10% Cumulative Convertible Preferred Stock, or Series B Stock, that Tech Funding held prior to the reorganization of Tessera, Inc. as a wholly-owned subsidiary of the Company. On May 12, 2003 Tech Funding filed a complaint against Tessera, Inc. as required by the California Corporations Code in order to perfect its rights as a dissenting stockholder in connection with the reorganization, and thereby to receive payment for its shares. On September 25, 2003, we and Tech Funding agreed to settle its dissenter’s claims by allowing Tech Funding to participate as a selling stockholder in this offering on the same terms as our other stockholders. On the same day, Tech Funding dismissed its complaint with prejudice, thereby terminating its rights as a dissenting stockholder.

Certain of our other stockholders holding a total of 441,350 shares of our common and preferred stock dissented from the reorganization, and received cash payments of $1,117,000 in the aggregate for the repurchase of their shares. There are no remaining dissenters with outstanding claims against us.

From time to time, we may be involved in other litigation involving claims arising out of our operations in the normal course of business.

MANAGEMENT

Executive Officers and Directors

The following table sets forth certain information regarding our executive officers and directors as well as their ages and positions as of September 30, 2003:

Name	Age	Position(s)

Bruce M. McWilliams, Ph.D.	47	Chairman of the Board, Chief Executive Officer and President

R. Douglas Norby	68	Chief Financial Officer and Senior Vice President

Michael A. Forman	46	Vice President, Finance and Administration and Corporate Secretary

Nicholas J. Colella, Ph.D.	47	Senior Vice President, Operations

Kirk E. Flatow	44	Senior Vice President, Marketing and Sales

Christopher M. Pickett	37	Senior Vice President, Licensing and General Counsel

David B. Tuckerman, Ph.D.	45	Chief Technical Officer and Senior Vice President

Patricia M. Cloherty (1)(2)(3)	61	Director

Philip S. Dauber, Ph.D.	62	Director

Borje Ekholm (2)(3)	40	Director

John B. Goodrich (1)	62	Director

D. James Guzy (2)	67	Director

Al S. Joseph, Ph.D.	71	Director

Robert A. Young, Ph.D. (1)(3)	61	Director

(1)	Member of the Audit Committee
(2)	Member of the Compensation Committee
(3)	Member of the Nominating Committee

Bruce M. McWilliams, Ph.D. has served as Chief Executive Officer, President and a member of our board of directors since June 1999. He became Chairman of the Board in February 2002. From November 1997 to January 1999, he was President and Chief Executive Officer of S-Vision Inc., a silicon chip-based display company which he co-founded. From January 1995 to November 1996, Dr. McWilliams served as Senior Vice President at Flextronics International Ltd., an electronic manufacturing services company. From February 1989 to January 1995, he served as President of nCHIP Inc., a multi-chip module packaging company which he co-founded and which was acquired by Flextronics in 1995. He also serves as a director for Isothermal Systems Research, Inc. a thermal management systems company. Dr. McWilliams received a B.S., a M.S. and a Ph.D. in physics from Carnegie Mellon University.

R. Douglas Norby became our Chief Financial Officer and Senior Vice President in July 2003 after acting as a management consultant to Tessera beginning in May 2003. Prior to that, Mr. Norby served as Senior Vice President and Chief Financial Officer of Zambeel, Inc. a data storage systems company, from March 2002 to February 2003, as Senior Vice President and Chief Financial Officer of Novalux, Inc. an optical device company, from December 2000 to March 2002 and Executive Vice President and Chief Financial Officer of LSI Logic Corporation, a public semiconductor company, from November 1996 to December 2000. Novalux, Inc. filed a petition for relief under the federal Bankruptcy Code in March 2003. Mr. Norby has also held other executive management positions with Mentor Graphics Corporation, from 1993 to 1996, and Syntex Corporation, from 1978 to 1985. Mr. Norby also served on the boards of Lucasfilm Ltd., an entertainment company where he was the Chief Operating Officer, and Recordati, S.p.a., an Italian pharmaceutical company. He currently serves on the boards of LSI Logic Corporation, Alexion Pharmaceuticals, Inc., a public biotechnology company, and ChipPAC, Inc., a public semiconductor assembly and test company. Mr. Norby received a B.A. in economics from Harvard University and an M.B.A. from Harvard Business School.

Michael A. Forman has served as Vice President of Finance and Administration since February 2001 and was our Chief Financial Officer from February 2001 until July 2003. He became Corporate Secretary in June 2003. From June 2000 to February 2001, he was our Director of Financial Analysis and Planning. From October 1999 to June 2000, Mr. Forman served as Director of Financial Planning and Analysis at iLogistix Corporation, an integrated supply chain management company. From January 1996 to October 1999, he was Vice President of Finance at Invest Learning, an educational software company and subsidiary of Simon & Schuster. Mr. Forman received a B.S. degree in economics from the Wharton School at the University of Pennsylvania and an M.B.A. from the J.L. Kellogg Graduate School of Management at Northwestern University.

Nicholas J. Colella, Ph.D. has served as our Senior Vice President of Operations since August 2001. From March 2000 to July 2001, Dr. Colella worked as Chief Technical Officer and Vice President of PolyStor Corporation, a lithium-ion battery company. In 1995, Dr. Colella co-founded Angel Technologies Corporation, a broadband, wireless communications company and, until March 2000, he worked as its Chief Technical Officer and Executive Vice President. From May 1986 to October 1996, Dr. Colella held senior positions at the Lawrence Livermore National Laboratory where he led strategic and theater missile defense programs. Dr. Colella co-founded nCHIP Inc. Dr. Colella was also a co-founder of the National Robotics Engineering Consortium at Carnegie Mellon University and serves on its board. He is also on the Science Advisory Board of Zyvex Corporation, a nanotechnologies company. Dr. Colella received a B.A. in honors physics from Temple University and an M.S. and a Ph.D. in physics from Carnegie Mellon University.

Kirk E. Flatow has served as our Senior Vice President of Marketing and Sales since February 2002. From January 2001 to December 2001, Mr. Flatow served as President and Chief Executive Officer of Novera Optics, Inc., a dynamic optical component company. From April 1997 to January 2001, Mr. Flatow held several executive positions at Harmonic, Inc., an optical networking company, including President of Broadband Access Network Division, Vice President of Worldwide Sales and Vice President of International Operations. From October 1994 to April 1997, Mr. Flatow served as Vice President of Business Development-North America for Flextronics International Ltd. Mr. Flatow was co-founder of nCHIP Inc. where, from February 1989 to October 1994, he held senior level positions including Vice President of Worldwide Sales, Vice President of Japan, Vice President of Finance and Chief Financial Officer. Mr. Flatow received a B.S. from the University of Santa Clara and an M.B.A. from the University of Chicago.

Christopher M. Pickett has served as our Senior Vice President, Licensing and General Counsel since May 2001. From February 1999 to May 2001, he was our Vice President and General Counsel. From December 1995 to February 1999, he was our Director of Intellectual Property, and from August 1994 to December 1995, he served as our In-house Patent Counsel. Prior to working at Tessera, he worked at several San Jose-based patent law firms. Mr. Pickett is a member of the California Bar and the U.S. Patent Bar. He received a B.S. in electrical engineering from California Polytechnic State University, San Luis Obispo, and a J.D. from the University of San Francisco.

David B. Tuckerman, Ph.D. has served as our Chief Technical Officer and Senior Vice President since February 2003. From 1998 to 2003 he was a consultant and partner in several venture capital funds for CMEA Ventures. Dr. Tuckerman co-founded nCHIP Inc. and, from 1989 to 1995, served as Chief Technology Officer. From 1996 to 1997, Dr. Tuckerman worked at Flextronics International Ltd. Prior to that, Dr. Tuckerman, managed advanced research and development projects at Lawrence Livermore National Laboratory and, before that, worked for International Business Machines at its T.J. Watson Research Center and Cambridge Scientific Center. Dr. Tuckerman received a B.S. in physics and electrical engineering and an M.S. in electrical engineering from the Massachusetts Institute of Technology. He also received a Ph.D. in electrical engineering from Stanford University and an M.B.A. from Stanford University’s Graduate School of Business. Dr. Tuckerman holds 15 United States patents, has authored more than 50 technical publications and is a Fellow of the Institute of Electrical and Electronics Engineers (IEEE).

Patricia M. Cloherty served as a member of our board of directors from 1992 to 1994 and rejoined the board in August 1996. Ms. Cloherty is Chairman and Chief Executive Officer of the U.S. Russia Investment Fund, an investment fund of the U.S. Government, to which she was appointed in 1995. She is former Co-Chairman, President and General Partner of Apax Partners, Inc. (formerly Patricof & Co. Ventures, Inc.), an international private venture capital company that she joined in 1970. Ms. Cloherty has served since 1998 on the boards of Lexiocon Genetics, Inc. and Mojave Therapeutics, Inc. She received a B.A. from San Francisco College for Women and an M.I.A. and an M.A. from Columbia University.

Philip S. Dauber, Ph.D. has served as a member of our board of directors since August 1999. Since 1989, Dr. Dauber has been an independent consultant who has acted as an interim executive or board member for various technology companies, including Acting Chief Executive Officer for IQI from February 1997 to August 1997, Chief Operating Officer for HAL Computer Systems Ltd from February 1991 to August 1992, Chief Executive Officer for nCHIP Inc. from February 1989 to December 1990, Chief Executive Officer for Key Computer Service, Inc. from April 1988 to February 1989. Dr. Dauber was a Senior Vice President at Unisys Corporation from May 1981 to December 1987 and was Chief Executive Officer of Memorex Products, Inc., a subsidiary of Unisys Corp., from May 1984 to December 1986. He received a B.S.E. in electrical engineering and an M.A. and a Ph.D. in communications sciences from the University of Michigan.

Borje Ekholm has served as a member of our board of directors since May 1999. Since January 1998 he has been Head of New Investments at Investor AB, a Swedish industrial holding company, and President at Investor Growth Capital Inc., an advisor on private equity investments for Investor AB. From January 1995 to December 1997, he was President of Novare Kapital AB, a subsidiary of Investor AB. He currently serves on the boards of directors of WM-data AB (publ), B2 Bredband International AB, AB Chalmersinvest and b-business partners b.v. He received an M.S. in electrical engineering from Kungliga Tekniska Hogskolan, Sweden and an M.B.A. from INSEAD, Fontainebleau, France. He is also a member of Investor AB’s Management Group.

John B. Goodrich has served as a member of our board of directors since August 2001. Mr. Goodrich is a former member of the law firm of Wilson Sonsini Goodrich & Rosati where he practiced corporate law for 30 years until retiring in January 2002. Wilson Sonsini Goodrich & Rosati formerly served as our outside counsel. Mr. Goodrich presently serves on the board of Trimble Navigation Limited, and on the boards of several private companies. Mr. Goodrich received a B.A. from Stanford University, a J.D. from the University of Southern California and an L.L.M. in taxation from New York University.

D. James Guzy has served as a member of our board of directors since June 2000. Since 1969, he has served as President of the Arbor Company, a limited partnership involved in the electronics and computer industry. Mr. Guzy is a director of PLX Technology, Inc., Intel Corporation, Cirrus Logic, Inc., Micro Component Technology, Inc., Novellus Systems Inc., Davis Selected Group of Mutual Funds and Alliance Capital Management Technology Fund. Mr. Guzy received a B.S. from the University of Minnesota and an M.S. from Stanford University.

Al S. Joseph, Ph.D. has served as a member of our board of directors since August 2001. He is an industry consultant and has been Chairman of the Board of Isothermal Systems Research, Inc. since 1998. Dr. Joseph founded Vitesse Semiconductor Corporation, Enhanced Energy Systems, Unitive Electronics, Inc., and Quad Design Ltd. In addition, he is a director of Vitesse Semiconductor Corporation. He has worked in the semiconductor industry for more than 40 years, 15 of which he spent focused specifically in the semiconductor packaging industry. Dr. Joseph published 32 papers, was a fellow of the American Institute of Physics, was also a winner of the Chairman Award and National CIT Award and has served on several government committees. Dr. Joseph holds a Ph.D. in physics from Case Western University.

Robert A. Young, Ph.D. has served as a member of our board of directors since 1991 and served as Chairman of the Board from 1996 to 2002. Since February 2001, Dr. Young has served as Chief Executive Officer for Indian Rock Technology, Inc., through which he manages personal private equity investments in technology companies. From August 1998 to February 2001, Dr. Young served as Chief Executive Officer of Curl Corporation, an Internet infrastructure software company. From 1986 to 1997, Dr. Young was a Managing Director at Dillon, Read & Co. Inc., an investment bank. Over an 18-year period prior to that, he held a number of management and executive positions in sales, marketing, development and general management at IBM Corporation. His last position at IBM Corporation was as President of IBM Instruments, Inc. Mr. Young presently serves on the board of directors of ATI Technologies, Inc. He received a B.S. in chemistry from the University of Delaware and a Ph.D. in physical chemistry from the Massachusetts Institute of Technology.

Board of Directors

Our board of directors currently consists of eight directors. There are no family relationships between any of our directors or executive officers.

Committees of the Board of Directors

Our board of directors has an audit committee, a compensation committee and a nominating committee.

Audit Committee.    The audit committee reviews the work of our internal accounting and audit processes and independent auditors. The audit committee has sole authority for the appointment, compensation and oversight of our independent auditors and to approve any significant non-audit relationship with the independent auditors. Following completion of the offering, the audit committee will also be responsible for preparing the report required by the rules of the SEC to be included in our annual proxy statement. Dr. Young is chairman of our audit committee, and Ms. Cloherty and Mr. Goodrich are the other members of the audit committee.

Compensation Committee.    The compensation committee approves our goals and objectives relevant to compensation, stays informed as to market levels of compensation and, based on evaluations submitted by management, recommends to our board of directors compensation levels and systems for the board of directors and our officers that correspond to our goals and objectives. Following completion of the offering, the compensation committee will also produce an annual report on executive compensation for inclusion in our proxy statement. Ms. Cloherty is chairman of our compensation committee, and Messrs. Ekholm and Guzy are the other members of the compensation committee.

Nominating Committee.    The nominating committee is responsible for recommending to our board of directors individuals to be nominated as directors and committee members. This includes evaluation of new candidates as well as evaluation of current directors. This committee is also responsible for developing and recommending to the board of directors our corporate governance guidelines, as well as reviewing and recommending revisions to the guidelines on a regular basis. Mr. Ekholm is chairman of our nominating committee, and Ms. Cloherty and Dr. Young are the other members of the nominating committee.

We have adopted charters for the audit committee, compensation committee and nominating committee, as well as corporate governance guidelines. Prior to completion of the offering, we will make each of these documents available on our website at www.tessera.com.

Compensation Committee Interlocks and Insider Participation

Prior to establishing the compensation committee, the board of directors as a whole performed the functions delegated to the compensation committee. None of the members of our compensation committee has at any time been an officer or employee of Tessera. Dr. McWilliams, our Chairman of the Board, Chief Executive Officer and President, serves as a director of Isothermal Systems Research, Inc., or ISR, and as a member of its board of directors’ compensation committee. Dr. Joseph, a member of our board of directors, serves as ISR’s Chairman of the Board and chairman of its compensation committee. ISR is one of our customers.

Director Compensation

Effective upon completion of the offering, each of our non-employee directors will receive a $25,000 annual cash retainer. In addition, each of our non-employee directors will receive $1,000 for each board meeting attended and an additional $750 for each committee meeting attended ($250 in the case of telephonic board or committee meetings). The Chairman of our audit committee will receive an additional $5,000 annual cash retainer while the chairmen of our other committees will receive an additional $3,000 annual cash retainer. We also reimburse outside directors for their travel expenses. Members of the board who are also our employees do not receive any compensation as directors.

Each of our non-employee directors receives an option to purchase 40,000 shares of our common stock upon initially becoming a board member, and receives an additional option to purchase 10,000 shares on each anniversary date of such initial grant in accordance with an automatic grant provision approved by the board of directors in December 1996. These initial option grants vest over a period of four years with 25% of the shares subject to the option vesting on the first anniversary of the grant and the remainder vesting in equal monthly increments. These subsequent option grants vest over a period of four years in equal monthly increments. To date, these options have been granted pursuant to and on the terms and conditions set forth in our 1996 Stock Plan, our 1999 Stock Plan and our 2003 Equity Incentive Plan.

In addition, our non-employee directors will be automatically granted options to purchase shares of our common stock on the terms and conditions set forth in our Amended and Restated 2003 Equity Incentive Plan. The automatic grant provisions of our Amended and Restated 2003 Equity Incentive Plan will supersede the existing automatic grant program described in the preceding paragraph. Pursuant to the plan, Ms. Cloherty, Drs. Dauber, Young and Joseph and Messrs. Ekholm, Goodrich and Guzy each will be automatically granted options to purchase 10,000 shares of our common stock on the date of each annual meeting of our stockholders after the date of this offering. Any non-employee director who is elected to the board of directors following the date of this offering will be automatically granted options to purchase 40,000 shares of our common stock on the date of his or her initial election to the board of directors and will be automatically granted options to purchase 10,000 shares of common stock on the date of each annual meeting of our stockholders following such initial election. The terms of these options are described in more detail under “—Benefit Plans” below.

Executive Compensation

The following table sets forth all compensation received during each of the three years ended December 31, 2002 by our chief executive officer and our four other most highly compensated executives whose total compensation exceeded $100,000 in each such fiscal year. These five officers are referred to as the named executive officers in this prospectus.

Summary Compensation Table

	Fiscal Year ended Dec. 31,	Annual Compensation		Long-Term Compensation Shares Underlying Stock Options

Name and Principal Position(s)		Salary	Bonus

Bruce M. McWilliams, Ph.D.(1) Chairman of the Board, Chief Executive Officer and President	2002 2001 2000	$255,180 255,187 243,776	$121,900 127,500 63,750	— 400,000 233,333

Michael A. Forman(2) Vice President, Finance and Administration and Corporate Secretary	2002 2001 2000	172,591 154,742 75,321	34,125 40,000 10,000	— 267,000 33,333

Nicholas J. Colella, Ph.D.(3) Senior Vice President, Operations	2002 2001 2000	195,111 71,250 —	39,488 23,156 —	— 300,000 —

Kirk E. Flatow(4) Senior Vice President, Marketing and Sales	2002 2001 2000	180,097 — —	62,606 — —	600,000 — —

Christopher M. Pickett(5) Senior Vice President, Licensing and General Counsel	2002 2001 2000	215,108 208,001 185,481	43,538 100,000 35,625	— 200,000 133,332

(1)	200,000 of these options will vest and become exercisable in full on the earlier to occur of (1) the completion of this offering or some other liquidity event or transaction that results in there being a public market for the Company’s stock or (2) five years from the options’ date of grant.
(2)	Mr. Forman has served as Vice President, Finance and Administration since February 2001. Mr. Forman also served as our Chief Financial Officer from February 2001 to July 2003 and became our Corporate Secretary in June 2003. All information in this section relates to compensation paid to Mr. Forman for services rendered during June 2000 through December 2002. 100,000 of these options will vest and become exercisable in full on the earlier to occur of (1) the completion of this offering or some other liquidity event or transaction that results in there being a public market for the Company’s stock or (2) five years from the options’ date of grant.
(3)	Dr. Colella became our Senior Vice President, Operations in August 2001. All information in this section relates to compensation paid to Dr. Colella for services rendered during August 2001 through December 2002.
(4)	Mr. Flatow became our Senior Vice President, Marketing and Sales in February 2002. All information in this section relates to compensation paid to Mr. Flatow for services rendered during the period from February 2002 through December 2002.
(5)	100,000 of these options will vest and become exercisable in full on the earlier to occur of (1) the completion of this offering or some other liquidity event or transaction that results in there being a public market for the Company’s stock or (2) five years from the options’ date of grant.

Stock Option Grants in 2002

The following table sets forth information regarding grants of stock options we granted during the fiscal year ended December 31, 2002 to the named executive officers. We granted options to purchase common stock equal to a total of 2,086,500 shares during 2002. Potential realizable values are net of exercise price before taxes, and are based on the assumption that our common stock appreciates at the annual rate shown, compounded annually, from the date of grant until expiration of the ten-year term. These numbers are calculated based on SEC requirements and do not reflect our projection or estimate of future stock price growth.

	Individual Grants				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term
	Number of Shares of Common Stock Underlying Option	Percentage of Total Options Granted to Employees	Exercise or Base Price Per	Expiration
	Granted	in FY 2002	Share	Date	5%	10%

Bruce M. McWilliams	—	—	—	—	—	—

Michael A. Forman	—	—	—	—	—	—

Nicholas J. Colella	—	—	—	—	—	—

Kirk E. Flatow(1)	600,000	28.76%	$3.25	2/11/2012	$1,226,345	$3,107,798

Christopher M. Pickett	—	—	—	—	—	—

(1)	For a description of change of control provisions applicable to Mr. Flatow’s stock options, see “—Change of Control Arrangements” and “—Benefit Plans” below.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

None of the named executive officers exercised options during the fiscal year ended December 31, 2002. The following table sets forth the number and value of securities underlying options held as of December 31, 2002.

			Number of Shares Underlying Unexercised Options at Fiscal Year-End		Value of Unexercised In-the-Money Options at Fiscal Year-End(1)
	Number of Shares	Value
Name	Acquired	Realized	Exercisable	Unexercisable	Exercisable	Unexercisable

Bruce M. McWilliams	—	—	1,391,668	608,332	$2,235,626.78	$760,706.93

Michael A. Forman	—	—	90,396	209,937	92,913.38	234,803.08

Nicholas J. Colella	—	—	100,000	200,000	115,000.00	230,000.00

Kirk E. Flatow	—	—	—	600,000	—	—

Christopher M. Pickett	—	—	366,860	228,470	247,601.45	316,729.55

(1)	There was no public trading market for our common stock as of December 31, 2002. Accordingly, these values have been calculated based on our board of directors’ determination of the fair market value of the underlying shares as of December 31, 2002 of $3.25 per share, less the applicable exercise price per share, multiplied by the underlying shares.

Change of Control Arrangements

Severance Agreements

We have entered into severance agreements with Nicholas J. Colella, Kirk E. Flatow, Michael A. Forman, Bruce M. McWilliams, R. Douglas Norby and Christopher M. Pickett. The severance agreements provide that, in the event an executive’s employment is terminated or the executive resigns for good reason within 12 months following a change of control, the executive will receive six months’ base salary and 12 months’ accelerated vesting of any unvested options or shares of common stock (Mr. Norby’s agreement provides for 18 months’ accelerated vesting). This accelerated vesting is in addition to any accelerated vesting provided under our stock option plans. For purposes of the severance agreements, a “change of control” includes the Company’s merger or combination with or into a third party or the sale of all or substantially all of the assets of the Company. For purposes of the severance agreements, “good reason” means the executive’s relocation to more than 30 miles from the Company’s current facility or a reduction in the executive’s base salary or in job-related duties.

For purposes of the employment agreements, termination for “cause” generally means the executive’s termination by us as a result of the executive’s conviction of or plea of no contest to any crime involving moral turpitude or punishable by imprisonment, the executive’s commission of an act of fraud upon the Company, the executive’s repeated failure or refusal to satisfactorily perform his or her duties, the executive’s gross negligence, insubordination or material violation of any duty of loyalty to us, the executive’s commission of any act which is detrimental to our business or goodwill, or a material breach by the executive of his or her employment agreement.

Stock Options

We routinely grant our executive officers stock options pursuant to our stock option plans. For a description of the change of control provisions applicable to such stock options, see “—Benefit Plans” below.

Benefit Plans

Amended and Restated 2003 Equity Incentive Plan

Our board of directors adopted, and our stockholders approved, the 2003 Equity Incentive Plan in February 2003. The plan was amended and restated in August 2003, with such amendments to become effective upon completion of the offering. The plan allows us to issue awards of incentive or nonqualified stock options, restricted stock, performance awards, dividend equivalents, deferred stock, stock payments and stock appreciation rights. Our employees, consultants and non-employee directors are eligible to receive awards under the plan, but only employees may receive incentive stock options. The plan is administered by our board of directors, or a committee of our board appointed by the board to administer the plan. The board of directors or the committee administering the plan selects the participants who will receive awards and determines the terms and conditions of such awards.

The plan provides that the plan administrator may also grant or issue restricted stock, performance awards, dividend equivalents, deferred stock, stock payments and stock appreciation rights or any combination thereof to our employees, consultants and non-employee directors. Each grant or issuance will be set forth in a separate agreement with the person receiving the award and will indicate the type, terms and conditions of the award.

Restricted Stock.    With respect to restricted stock, participants generally have all of the rights of a stockholder with respect to such stock. Restricted stock is generally subject to a repurchase option in favor of Tessera exercisable upon the voluntary or involuntary termination of the employee or consultant’s relationship with us for any reason.

Performance Awards.    Performance awards include cash bonuses, stock bonuses or other performance or incentive awards paid in cash, common stock or in a combination of cash and common stock. They may consist of “phantom” stock awards which provide for payments based upon increases in the market value, book value, net profits or other measure of value of our common stock or other specific performance criteria determined appropriate by the plan administrator, in each case over a period or periods determined by the plan administrator.

Dividend Equivalents.    Dividend equivalents are rights to receive the equivalent value of dividends paid on common stock. They represent the value of the dividends per share paid by us, calculated with reference to the number of shares covered by stock options, stock appreciation rights, deferred stock or performance awards held by the participant.

Deferred Stock.    Deferred stock may be awarded to participants, typically without payment of consideration, but subject to vesting conditions based upon a vesting schedule or performance criteria established by the plan administrator. Unlike restricted stock, deferred stock will not be issued until the deferred stock award has vested, and recipients of deferred stock generally will have no voting or dividend rights prior to the time the vesting conditions are satisfied.

Stock Payments.    Stock payments include payments in the form of common stock, options or other rights to purchase common stock, made as part of a deferred compensation arrangement and in lieu of all or any portion of compensation that would otherwise be paid to an employee. Stock payments may be based upon the fair market value, book value, net profits or other measure of value of the common stock or other specific performance criteria determined appropriate by the plan administrator, determined on the date such stock payment is made or on any date thereafter.

Stock Appreciation Rights.    Stock appreciation rights may be granted in connection with a stock option or independently. Stock appreciation rights granted by the plan administrator in connection with a stock option typically will provide for payments to the holder based upon increases in the price of the common stock over the exercise price of the related option. The plan administrator may elect to pay stock appreciation rights in cash or in common stock or in a combination of cash and common stock.

The number of shares reserved for issuance under the plan is the sum of: (1) 3,288,930 shares, plus (2) with respect to options previously granted under the Tessera, Inc. 1999 Stock Plan that expire or are canceled without having been exercised in full, the number of shares subject to each such option as to which such option was not exercised prior to its expiration or cancellation (472,542 shares, as of September 30, 2003). As of September 30, 2003, options to purchase 1,145,700 shares of common stock were outstanding under the plan.

Under the terms of the plan, each non-employee director as of the date of this offering will be automatically granted options to purchase 10,000 shares of our common stock on the date of each annual meeting of our stockholders after the date of this offering. Each non-employee director who is first elected to the board of directors following the date of this offering will be granted an option to purchase 40,000 shares of our common stock on the date of his or her initial election to the board of directors and will be granted an option to purchase 10,000 shares of common stock on the date of each annual meeting of our stockholders following such initial election. Members of the board of directors who are our employees who subsequently retire from the Company and remain on the board of directors will not receive an initial option grant as described above but, to the extent they are eligible, will receive subsequent option grants on the date of each annual meeting of our stockholders. The exercise price of the options granted to directors will be the fair market value of a share of common stock on the date of grant. Options granted to directors upon their initial election to the board will vest over a period of four years with 25% of the shares subject to the option vesting on the first anniversary of the grant and the remainder vesting in equal monthly increments. Subsequent option grants will vest over a period of four years in equal monthly increments.

In the event of certain corporate transactions, such as a merger or sale of all or substantially all of the assets of our company, the plan provides that each outstanding option will be assumed or replaced with a comparable award by our successor company or its parent or subsidiary. If the successor company or its parent or subsidiary does not assume or replace the options, all unvested options will become fully vested and exercisable and will terminate immediately prior to the closing of the transaction if not exercised prior to such time. In the event of such a corporate transaction, the board of directors or the committee administering the plan also has the discretion to provide for the repurchase, replacement or termination of awards where appropriate in order to prevent dilution or enlargement of the benefits or potential benefits we intend to provide under the plan.

1999 Stock Plan

The board of directors of Tessera, Inc. adopted the 1999 Stock Plan in February 1999, and our stockholders approved the plan in April 1999. A total of 7,000,000 shares were reserved for issuance under the plan. The plan allowed us to issue awards of incentive or nonqualified stock options or restricted stock. As of September 30, 2003, options to purchase 6,420,107 shares of common stock were outstanding under the plan. The plan is administered by our board of directors, or a committee of our board appointed by the board to administer the plan. Since the adoption of the 2003 Equity Incentive Plan described above, no additional options have been or will be issued under the 1999 Stock Plan. In January 2003, Tessera Technologies, Inc. assumed all of the options then outstanding under the 1999 Stock Plan.

In the event of certain corporate transactions, such as a merger or sale of all or substantially all of the assets of our company, the plan provides that each outstanding award will be assumed or replaced with a comparable award by our successor company or its parent. If the successor company or its parent does not assume or replace the awards, all unvested awards will become fully vested and exercisable and will terminate upon the closing of the transaction if not exercised prior to such time.

Amended and Restated 1996 Stock Plan

The board of directors of Tessera, Inc. adopted, and our stockholders approved, the 1996 Stock Plan in December 1996. Our board of directors amended and restated the plan in July 2002. A total of 5,500,000 shares were reserved for issuance under the plan. The plan allowed us to issue awards of incentive or nonqualified stock options or restricted stock. As of September 30, 2003, options to purchase 979,018 shares of common stock were outstanding under the plan. The plan is administered by our board of directors, or a committee of our board appointed by the board to administer the plan. Since the adoption of the 1999 Stock Plan described above, no additional options have been or will be issued under the 1996 Stock Plan. In January 2003, Tessera Technologies, Inc. assumed all of the options then outstanding under the 1996 Stock Plan.

In the event of certain corporate transactions, such as a merger or sale of all or substantially all of the assets of our company, the plan provides that each outstanding award will be assumed or replaced with a comparable award by our successor company or its parent. If the successor company or its parent does not assume or replace the awards, all unvested awards will terminate upon the closing of the transaction if not exercised prior to such time.

1991 Stock Option Plan

The board of directors of Tessera, Inc. adopted the 1991 Stock Option Plan in November 1991. A total of 3,083,043 shares were reserved for issuance under the plan. The plan allowed us to issue awards of incentive or nonqualified stock options. As of September 30, 2003, options to purchase 207,330 shares of common stock were outstanding under the plan. The plan is administered by our board of directors, or a committee of our board appointed by the board to administer the plan. Since the adoption of the 1996 Stock Plan described above, no additional options have been or will be issued under the 1991 Stock Option Plan. In January 2003, Tessera Technologies, Inc. assumed all of the options then outstanding under the 1991 Stock Option Plan.

In the event of certain corporate transactions, such as a merger or sale of all or substantially all of the assets of our company, the plan provides that each outstanding award will be assumed or replaced with a comparable award by our successor company or its parent. If the successor company or its parent does not assume or replace the awards, all unvested awards will terminate upon the closing of the transaction if not exercised prior to such time.

Employee Stock Purchase Plan

In August 2003, we adopted our Employee Stock Purchase Plan, and our stockholders approved the plan in September 2003. Our board of directors will determine when the plan will become effective. The plan is designed to allow our eligible employees and the eligible employees of our participating subsidiaries to purchase shares of common stock, at semi-annual intervals, with their accumulated payroll deductions.

We will initially reserve 200,000 shares of our common stock for issuance under the plan. The reserve will automatically increase on the first day of each fiscal year during the term of the plan (commencing with the first fiscal year after this offering) by an amount equal to the lesser of (1) 200,000 shares, (2) 1.0% of the Company’s outstanding shares on such date or (3) a lesser amount determined by the board of directors.

The plan will have a series of consecutive, overlapping 24-month offering periods. The first offering period will commence on the effective date of the plan, as determined by our board of directors.

Individuals who own less than 5% of our voting stock and are scheduled to work more than 20 hours per week for more than five calendar months per year may join an offering period on the first day of the offering period or the beginning of any semi-annual purchase period within that period. Individuals who become eligible employees after the start date of an offering period may join the plan at the beginning of any subsequent semi-annual purchase period.

Participants may contribute up to 20% of their cash earnings through payroll deductions, and the accumulated deductions will be applied to the purchase of shares on each semi-annual purchase date. The purchase price per share will be equal to 85% of the fair market value per share on the participant’s entry date into the offering period or, if lower, 85% of the fair market value per share on the semi-annual purchase date.

If the fair market value per share of our common stock on any purchase date is less than the fair market value per share on the start date of the two-year offering period, then that offering period will automatically terminate, and a new 24-month offering period will begin on the next business day. All participants in the terminated offering will be transferred to the new offering period.

In the event of a proposed sale of all or substantially all of our assets, or our merger with or into another company, the outstanding rights under the plan will be assumed or an equivalent right substituted by the successor company or its parent or subsidiary. If the successor company or its parent refuses to assume the outstanding rights or substitute an equivalent right, then all outstanding purchase rights will automatically be exercised prior to the effective date of the transaction. The purchase price will be equal to 85% of the market value per share on the participant’s entry date into the offering period in which an acquisition occurs or, if lower, 85% of the fair market value per share on the date the purchase rights are exercised.

The plan will terminate no later than the tenth anniversary of the plan’s initial adoption by the board of directors.

Limitation on Liability and Indemnification Matters

As permitted by the Delaware General Corporation Law, we have adopted provisions in our restated certificate of incorporation to be filed upon completion of the offering that limit or eliminate the personal liability of our directors to us for monetary damages for a breach of their fiduciary duty as a director, except for liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	any unlawful payments related to dividends or unlawful stock repurchases, redemptions or other distributions; or

•	any transaction from which the director derived an improper personal benefit.

Pursuant to our restated certificate of incorporation and bylaws, we are obligated, to the maximum extent permitted by Delaware law, to indemnify each of our directors and officers against expenses (including attorneys’ fees), judgments, fines, settlements, and other amounts actually and reasonably incurred in connection with any proceeding, arising by reason of the fact that such person is or was an agent of the corporation. A “director” or “officer” includes any person who is or was a director or officer of us, is or was serving at our request as a director or officer of another enterprise or was a director or officer of a corporation which was a predecessor corporation of us or of another enterprise at the request of the predecessor corporation. Pursuant to our restated certificate of incorporation and bylaws, we also have the power to indemnify our employees to the extent permitted under Delaware law. Our restated certificate of incorporation and bylaws provide that our board of directors may authorize the advancement of expenses for the defense of any action for which indemnification is required or permitted. Our restated certificate of incorporation and bylaws permit us to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of us or, at our request, served in such a capacity for another enterprise.

We have entered into indemnification agreements with each of our directors and officers that are, in some cases, broader than the specific indemnification provisions permitted by Delaware law, and that may provide additional procedural protection. The indemnification agreements require us, among other things, to:

•	indemnify officers and directors against certain liabilities that may arise because of their status as officers or directors; and

•	advance expenses, as incurred, to officers and directors in connection with a legal proceeding, subject to limited exceptions.

At present, there is no pending litigation or proceeding involving any of our directors, officers or employees in which indemnification is sought, nor are we aware of any threatened litigation or proceeding that may result in claims for indemnification.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Since January 1, 2000, there has not been, nor is there currently planned, any transaction or series of similar transactions to which we were or are a party in which the amount involved exceeds $60,000 and in which any director, executive officer or holder of more than 5% of our capital stock or any member of their immediate families had or will have a direct or indirect material interest other than agreements which are described under the caption “Management” and the transactions described below.

Preferred Stock

Since January 1, 2000, Tessera, Inc. has sold preferred stock in private transactions as follows:

•	3,255,304 shares of Series E preferred stock at a price of $7.50 per share in January 2000;

•	666,666 shares of Series E preferred stock at a price of $7.50 per share in February 2000; and

•	575,562 shares of Series E-1 preferred stock at a price of $9.00 per share in August 2000.

Tessera, Inc. issued these securities pursuant to purchase agreements under which it made representations, warranties and covenants, and provided the purchasers with registration rights and information rights, among other privileges. Our current directors and holders of more than 5% of our capital stock participated in the foregoing transactions as follows:

Name of Purchaser	Number of Shares of Series E	Number of Shares of Series E-1

5% Stockholders:

Funds managed by Apax Partners, Inc. (1)	133,331	—

Investor AB (2)	266,664	—

Concord Partners II, L.P.	106,666	—

Landmark Co-Investment Partners, L.P.	666,666	—

Directors:

Patricia M. Cloherty (3)	66,666	—

John B. Goodrich	—	2,222

D. James Guzy (4)	—	277,778

Robert A. Young (5)	106,666	—

(1)	Consists of (a) 18,440 shares held of record by Royal Bank of Canada Trust Company (Jersey) Limited, Custodian to APA Excelsior III/Offshore Limited Partnership, (b) 25,058 shares held of record by The P/A Fund, L.P., (c) 32,994 shares held of record by APA Excelsior IV, L.P., (d) 5,822 shares held of record by Coutts & Co. (Cayman) Ltd., Custodian for APA Excelsior IV/Offshore L.P., (e) 47,922 shares held of record by APA Excelsior III, L.P., (f) 631 shares held of record by Patricof Private Investment Club, L.P. and (g) 2,464 shares held of record by Landmark Equity Partners V, L.P.
(2)	Consists of 186,665 shares held of record by Investor AB and 79,999 shares held of record by Investor Group L.P., a limited partnership of which Investor AB is the ultimate general partner.
(3)	Excludes shares held of record by funds managed by Apax Partners, Inc. Ms. Cloherty is a limited partner of certain of these funds and disclaims beneficial ownership of the shares held by the funds.
(4)	Consists of 277,778 shares that are held of record by Arbor Company. Mr. Guzy is President of Arbor Company and disclaims beneficial ownership of the shares held by or controlled by Arbor Company except to the extent of his pecuniary interest therein.
(5)	Consists of 106,666 shares held of record by Concord Partners II, L.P. Mr. Young is a general partner of Venture Associates II, L.P., the general partner of Concord Partners II, L.P., and disclaims beneficial ownership of the shares held by or controlled by Concord Partners II, L.P. except to the extent of his pecuniary interest therein.

Registration Rights

Holders of our preferred stock are entitled to certain registration rights with respect to the common stock issued or issuable upon conversion of the preferred stock. See “Description of Capital Stock — Registration Rights.” Of our directors and officers, Ms. Cloherty and Messrs. Goodrich, Guzy and Young, as individual stockholders, have registration rights.

Indemnification and Employment Agreements

We have entered into indemnification agreements with each of our directors and officers. See “Management — Limitation on Liability and Indemnification Matters.” We have also entered into severance agreements with our named executive officers. See “Management — Change of Control Arrangements.”

Stock Option Grants

We have granted stock options to purchase shares of our common stock to our executive officers and directors. See “Principal and Selling Stockholders” and “Management — Annual Compensation.”

Consulting Arrangements

Philip S. Dauber, Ph.D., a member of our board of directors, was engaged in 1999 by Tessera, Inc. as a consultant, advising the Chief Executive Officer and other company executives on business matters. In 2002, Dr. Dauber received $36,336 from Tessera. Dr. Dauber’s current agreement calls for a maximum billing for calendar year 2003 of $70,000. As part of a former agreement with Tessera, he was granted options to purchase an aggregate of 308,666 shares of our common stock with exercise prices of $1.50 to $2.10 per share. The options became fully vested in November 2002 and have been exercised.

Al S. Joseph, Ph.D., a member of our board of directors, was engaged in 2001 by Tessera, Inc. as a consultant to provide business development and strategic planning advice and assistance relating to government research and development contracts and semiconductor and wireless opportunities. In lieu of receiving any cash compensation for his consulting services, Dr. Joseph was granted an option to purchase 324,000 shares of our common stock at an exercise price of $2.10 per share. The option vests monthly over three years beginning June 1, 2001, subject to Dr. Joseph’s continued relationship with us. In the event Dr. Joseph is terminated by us for reasons other than cause, an additional one-third of this option will immediately vest.

R. Douglas Norby, before being appointed our Chief Financial Officer, was engaged in May 2003 by the Company as a consultant, advising the Chief Executive Officer and other company executives on business matters. Pursuant to the terms of his consulting agreement, Mr. Norby received $69,000 for his services between May and July 2003.

Development Agreement with ISR, Inc.

On August 28, 2002, we entered into an agreement with ISR to develop high density chip packages and modules for integration with ISR’s spray cooling technology. The agreement is a subcontracting arrangement which relates to work that ISR has contracted to perform for the Department of Defense under the Advanced Controlled Environmental Systems program. The subcontract provides for total revenues to us of $3.8 million. Our revenues under this agreement for fiscal 2002 totaled $1.7 million. We expect to complete performance under this agreement later this year. We may enter into other agreements with ISR in the future relating to this or other projects.

Dr. Joseph, a member of our board of directors, serves as ISR’s Chairman of the Board.

Reorganization

On January 31, 2003, we completed a reorganization in which our predecessor entity, Tessera, Inc. became our wholly-owned subsidiary. In the reorganization, each outstanding share of all classes and series of Tessera, Inc.’s capital stock was converted into a share of our capital stock of like class and series. Tessera Technologies, Inc. executed a new Investor Rights Agreement for the benefit of its stockholders as of the effective date of the reorganization. The primary purpose of the reorganization was to terminate certain rights of first refusal previously held by some of Tessera, Inc.’s stockholders with respect to their sales of Tessera, Inc. stock. These rights of first refusal, if they had continued in effect, could have adversely affected the ability of Tessera, Inc.’s stockholders to sell their shares in the future. In lieu of these rights of first refusal, the Investor Rights Agreement granted us a right of first refusal with respect to any sales of our securities held by these stockholders. Our right of first refusal will terminate upon completion of this offering.

When the reorganization closed, we also entered into a new Registration Rights Agreement for the benefit of our stockholders. The Registration Rights Agreement terminated prior agreements among Tessera, Inc. and some of its stockholders which granted similar registration rights. The Registration Rights Agreement corrected various inconsistent terms amongst the prior registration rights agreements and created uniform registration rights among our stockholders who are parties to it.

Amendment of Restated Certificate of Incorporation

On August 27, 2003, we amended and restated our restated certificate of incorporation. The amendment made the following changes to our restated certificate of incorporation:

•	Under our restated certificate of incorporation, all of our preferred stock automatically will convert into common stock immediately prior to a qualifying initial public offering. To qualify, our initial public offering must meet a minimum offering price requirement. The amendment reduced the minimum offering price that will trigger a mandatory conversion of our preferred stock to $7.50 per share.

•	Under our restated certificate of incorporation prior to the amendment, cumulative dividends of 10% per year, compounded annually, had been accruing on our outstanding preferred stock. These accrued dividends totaled approximately $41.2 million as of June 30, 2003. The amendment eliminated these accrued dividends as of July 1, 2003 in consideration of a one-time dividend in the form of a new Series F preferred stock. Dividends will begin to accrue again on our preferred stock if this offering is not completed prior to January 1, 2005. The number of shares of Series F preferred stock to be issued in payment of this stock dividend equal (1) 0.02 share of Series F preferred stock per outstanding share of Series A preferred stock; (2) 0.03 share of Series F preferred stock per outstanding share of Series B preferred stock; (3) 0.10 share of Series F preferred stock per outstanding share of Series C preferred stock; (4) 0.199 share of Series F preferred stock per outstanding share of Series D preferred stock; (5) 0.197 share of Series F preferred stock per outstanding share of Series E preferred stock; and (6) 0.194 share of Series F preferred stock per outstanding share of Series E-1 preferred stock. The Series F preferred stock has a liquidation preference equal to $10.00 per share. The Series F preferred stock, like all other series of our preferred stock, will convert into common stock upon completion of this offering, on a share-for-share basis.

•

The amendment reclassified the outstanding shares of our Series E-1 preferred stock as Series E preferred stock. Specifically, the amendment reclassified the 575,434 outstanding shares of Series E-1 preferred stock into a number of shares of Series E preferred stock having a total liquidation preference equal to the total liquidation preference of the Series E-1 preferred stock. Because the Series E preferred stock carries a liquidation preference of $7.50 per share (excluding accrued dividends), while the Series E-1 preferred stock carried a liquidation preference of $9.00 per share (excluding accrued dividends), this resulted in each share of Series E-1 preferred stock being reclassified into 1.2 shares of Series E preferred stock (or a total of 690,527 new shares of Series E preferred stock). While the total liquidation preference of the former shares of Series E-1 preferred stock remained the same, the total number of common shares issuable upon conversion of such shares increased by 115,093 due to the reclassification. Of the 575,434 shares of Series E-1 preferred stock outstanding prior to the reclassification, 277,778 shares were held by Arbor Company. Our director Mr. Guzy is President of Arbor Company.

Certain of our directors and 5% stockholders and their affiliates own preferred stock, and received dividends as follows:

Name of Purchaser	Number of Shares of Series F

5% Stockholders:

Funds managed by Apax Partners, Inc. (1)	428,924

Investor AB (2)	932,677

Concord Partners II, L.P.	155,289

Landmark Co-Investment Partners, L.P. (3)	180,911

Directors:

Patricia M. Cloherty (4)	13,134

John B. Goodrich (5)	963

D. James Guzy (6)	53,889

Robert A. Young, Ph.D. (7)	160,971

(1)	Consists of (a) 167,800 shares held of record by APA Excelsior III, L.P., (b) 64,676 shares held of record by Royal Bank of Canada Trust Company (Jersey) Limited, Custodian to APA Excelsior III/Offshore Limited Partnership, (c) 74,526 shares held of record by The P/A Fund, L.P., (d) 1,812 shares held of record by Patricof Private Investment Club, L.P., (e) 94,716 shares held of record by APA Excelsior IV, L.P., (f) 8,194 shares held of record by CIN Venture Nominees Ltd., (g) 16,714 shares held of record by Coutts & Co. (Cayman) Ltd., Custodian for APA Excelsior IV/Offshore L.P. and (h) 486 shares held of record by Landmark Equity Partners V, L.P.
(2)	Consists of 652,874 shares held of record by Investor AB and 279,803 shares held of record by Investor Group L.P., a limited partnership of which Investor AB is the ultimate general partner.
(3)	Consists of 131,334 shares held of record by Landmark Co-Investment Partners, L.P. and 49,577 shares held of record by Landmark Equity Partners V, L.P.
(4)	Excludes shares held of record by funds managed by Apax Partners, Inc. Ms. Cloherty is a limited partner of certain of these funds and disclaims beneficial ownership of the shares held by these funds.
(5)	Consists of 531 shares held of record by Morgan Stanley DW, Inc., as custodian for the benefit of Mr. Goodrich, and 432 shares held of record by Mr. Goodrich.
(6)	Consists of 53,889 shares that are held of record by Arbor Company. Mr. Guzy is President of Arbor Company and disclaims beneficial ownership of the shares held by or controlled by Arbor Company except to the extent of his pecuniary interest therein.
(7)	Consists of (a) 3,598 shares held of record by Dr. Young, (b) 2,084 shares held of record by Dillon, Read & Co. as agent for the benefit of Dr. Young and (c) 155,289 shares held of record by Concord Partners II, L.P. Dr. Young is a general partner of Venture Associates II, L.P., the general partner of Concord Partners II, L.P., and disclaims beneficial ownership of the shares held by or controlled by Concord Partners II, L.P. except to the extent of his pecuniary interest therein.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of our common stock, as of September 30, 2003, and as adjusted to reflect the sale of common stock offered by us in this offering, for

•	each of our directors;

•	each of our named executive officers;

•	all of our directors and executive officers as a group;

•	each person who we know beneficially owns more than 5% of our common stock; and

•	each selling stockholder.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to the securities. Except as indicated by footnote, and subject to applicable community property laws, each person identified in the table possesses sole voting and investment power with respect to all capital stock shown to be held by that person. The table below assumes the conversion of all of our preferred stock into common stock, which will occur immediately prior to the completion of the offering.

The number of shares of common stock outstanding, on an as converted basis, used in calculating the percentage for each listed person or entity includes common stock underlying options or a warrant held by the person or entity that are exercisable within 60 days of September 30, 2003 or upon completion of this offering, but excludes common stock underlying options or warrants held by any other person or entity. Percentage of beneficial ownership is based on an assumed 34,833,423 shares of common stock outstanding as of September 30, 2003.

	Shares Beneficially Owned Prior to Offering		Shares Being Offered	Shares Beneficially Owned After Offering
	Number	Percent		Number	Percent

Executive Officers and Directors:

Bruce M. McWilliams, Ph.D. (1)	1,936,804	5.28%	—	1,936,804	4.88%

R. Douglas Norby (2)	9,167	*	—	9,167	*

Michael A. Forman (3)	236,305	*	—	236,305	*

Nicholas J. Colella, Ph.D. (4)	187,500	*	—	187,500	*

Kirk E. Flatow (5)	250,000	*	—	250,000	*

Christopher M. Pickett (6)	558,331	1.58	—	558,331	1.46

David B. Tuckerman, Ph.D.	—	—	—	—	—

Patricia M. Cloherty (7)	179,800	*	—	179,800	*

Philip S. Dauber, Ph.D. (8)	388,249	1.11	—	388,249	1.03

Borje Ekholm (9)	80,000	*	—	80,000	*

John B. Goodrich (10)	66,296	*	—	66,296	*

D. James Guzy (11)	457,223	1.31	—	457,223	1.21

Al S. Joseph, Ph.D. (12)	303,000	*	—	303,000	*

Robert A. Young Ph.D. (13)	4,361,253	12.52	—	4,361,253	11.53

All current executive officers and directors as a group (fourteen persons) (1-13)	9,013,928	23.45	—	9,013,928	21.68

	Shares Beneficially Owned Prior to Offering		Shares Being Offered	Shares Beneficially Owned After Offering
	Number	Percent		Number	Percent

5% Stockholders:

Entities Affiliated with Apax Partners, Inc. (14)	7,949,656	22.82	1,070,135	6,879,521	18.18

Investor AB (15)	6,020,161	17.28	403,044	5,617,117	14.85

Concord Partners II, L.P. (16)	3,891,210	11.17	—	3,891,210	10.29

Landmark Co-Investment Partners, L.P. (17)	2,136,957	6.13	—	2,136,957	5.65

Other Selling Stockholders:

Dominick Abel	16,316	*	8,361	8,000	*

Alfred University	3,478	*	2,804	674	*

Amberbrook II LLC	30,011	*	7,258	22,753	*

Amberbrook III LLC	174,572	*	42,217	132,355	*

Amkor Technology, Inc. (18)	810,886	2.33	653,646	157,240	*

Charles A. Ballard (19)	4,635	*	1,773	2,862	*

Lili Banitaba-Pelayo	208	*	168	40	*

Sol Barer	15,960	*	12,865	3,095	*

The Benenson Capital Company	31,920	*	25,730	6,190	*

Lawrence B. Benenson	7,980	*	6,433	1,547	*

John Birkelund	187,139	*	48,365	138,774	*

Roger Bohannan (20)	20,997	*	13,454	7,543	*

Edwin B. Carlson	5,000	*	4,030	970	*

John G. Carlson Revocable Trust dated 12/6/01	66,666	*	33,586	33,080	*

Nuala S. Carlson	3,333	*	2,687	646	*

William Carlson (20)	36,521	*	1,764	34,757	*

Hollis Caswell	13,333	*	4,030	9,303	*

Gary M. Catlin (20)	21,667	*	8,061	13,606	*

Patrick S. Ciampi	2,086	*	1,681	405	*

CSK-1(A) Investment Fund	248,586	*	200,382	48,204	*

CSK-1(B) Investment Fund	248,586	*	200,382	48,204	*

Amy DiStefano	38,094	*	8,061	30,033	*

Thomas H. DiStefano as custodian for Peter Thomas DiStefano under the California Transfers to Minors Act	51,427	*	8,061	43,366	*

Thomas H. DiStefano as custodian for Pia Christina DiStefano under the California Transfers to Minors Act	51,427	*	8,061	43,366	*

Thomas H. DiStefano	945,611	2.71	56,426	889,185	2.35

Hamid Eslampour	22,499	*	4,030	18,469	*

Peter M. Flanigan	64,484	*	5,261	59,223	*

Harriet Frieze	63,840	*	24,183	39,657	*

Michio Fujimura	41,666	*	4,030	37,636	*

Madeline Garcia	1,171	*	944	227	*

The Gates Revocable Trust of April 22, 1999 (21)	59,999	*	40,304	19,695	*

Dawn Gemperle, Trustee for The Gemperle Family Revocable Living Trust dated December 27, 2002	16,666	*	13,434	3,232	*

	Shares Beneficially Owned Prior to Offering		Shares Being Offered	Shares Beneficially Owned After Offering
	Number	Percent		Number	Percent

John H.F. Haskell, Jr. (19)	6,779	*	5,481	1,298	*

Edwin P. Heacox	120,000	*	96,731	23,269	*

Walter Hecker	9,444	*	7,613	1,831	*

E. Terri Herman	2,433	*	1,961	472	*

Gerald A. Hornbeck	5,000	*	2,015	2,985	*

Lynn Hozer	20,165	*	16,255	3,910	*

Te Hua Hsu	29,989	*	11,189	18,800	*

Yoshinori Inoue	89,987	*	72,537	17,450	*

Roger C. Jones	3,474	*	2,557	917	*

Young J. Jun	15,960	*	12,865	3,095	*

Konstantine Gus Karavakis (20)	49,999	*	2,418	47,581	*

Nabi Khaliqi	1,897	*	1,529	368	*

Koffman Corporate Ventures, Inc.	3,426	*	2,661	765	*

Kopin Capital, LLC	15,960	*	12,865	3,095	*

Zlata Kovac	23,542	*	9,892	13,650	*

Charles L. Lea Jr.	67,000	*	9,771	57,229	*

Esther Lee (22)	25,333	*	3,224	22,109	*

Lerner, David, Littenberg, Krumholz & Mentlik (23)	92,040	*	74,192	17,848	*

Craig Stephen Lipka	15,960	*	10,748	5,212	*

Chiu-Yen Liu, Trustee of the Chiu-Yen Liu 2001 Trust	6,666	*	2,955	3,711	*

LogiCom Holdings, Inc.	301,347	*	161,941	139,406	*

Anthony Mariana	1,326	*	1,069	257	*

Marcelo Martinez	16,916	*	13,636	3,280	*

Linda C. Matthew	4,582	*	3,693	889	*

Kristen Matthias	666	*	537	129	*

Robert Moulton-Ely	19,727	*	2,412	17,315	*

Leigh Mueller	8,833	*	3,224	5,609	*

Rein Narma (24)	143,030	*	57,936	85,094	*

Peter T. Nguyen	5,139	*	2,149	2,990	*

Niagara Mohawk Pension Plan, Boston Safe Deposit & Co. as Trustee (Corporate Venture Partners L.P. Acct: #NIAF4514002)	69,828	*	56,288	13,540	*

David Niemiec	65,594	*	9,673	55,921	*

Cindy (Chao) Osborne	8,054	*	1,612	6,442	*

James Otteson	1,550	*	1,249	301	*

Louis Pflughaupt (20)	28,020	*	6,465	21,555	*

Thomas L. Piper III (19)	36,281	*	8,061	28,220	*

William H. Purcell	1,117	*	900	217	*

Zeng Xian Qiang	1,000	*	806	194	*

Kurt Raab (20)	8,666	*	6,986	1,680	*

Stephen B. Richards (20)	7,000	*	4,030	2,970	*

Esmeraldo Roque	1,975	*	1,592	383	*

	Shares Beneficially Owned Prior to Offering		Shares Being Offered	Shares Beneficially Owned After Offering
	Number	Percent		Number	Percent

David Alan Russekoff	15,960	*	6,433	9,527	*

John W. Smith (25)	1,068,175	3.04	268,696	799,479	2.09

Southern Tier Corporate Venture Partners, G.P.	3,129	*	2,552	607	*

Springbridge Capital Corporation	74,899	*	14,361	60,538	*

Danforth W. Starr	4,520	*	1,720	2,800	*

William J. Stewart	22,697	*	18,296	4,401	*

Don Soo Suh	15,960	*	12,865	3,095	*

Alexander Tampilang	1,194	*	962	232	*

Technology Funding Venture Partners V, An Aggressive Growth Fund, L.P.	566,886	1.63	456,960	109,926	*

James T. Tierney	5,490	*	4,425	1,065	*

Paula Lagattuta Tostado (20)	19,860	*	16,009	3,851	*

Laurie Union	3,333	*	2,687	646	*

Rudy Vadillo	6,666	*	2,687	3,979	*

Monika Wagner	4,561	*	3,677	884	*

Lorenzo Weisman (19)	39,679	*	31,985	7,694	*

Lawrence Weissberg Revocable Living Trust	19,950	*	16,081	3,869	*

George A. Wiegers	4,520	*	3,644	876	*

Fred S. Willis	15,960	*	5,373	10,587	*

James B. Zaccardi	5,599	*	1,289	4,310	*

Total			4,500,000

*	Represents beneficial ownership of less than 1%.

(1)	Includes 1,870,138 shares issuable upon exercise of outstanding options held by Dr. McWilliams, exercisable within 60 days of September 30, 2003, 200,000 of which become exercisable upon completion of this offering.

(2)	Includes 9,167 shares issuable upon exercise of outstanding options held by Mr. Norby, exercisable within 60 days of September 30, 2003.

(3)	Includes 236,305 shares issuable upon exercise of outstanding options held by Mr. Forman, exercisable within 60 days of September 30, 2003, 100,000 of which will become exercisable upon completion of this offering.

(4)	Includes 187,500 shares issuable upon exercise of outstanding options held by Dr. Colella, exercisable within 60 days of September 30, 2003.

(5)	Includes 250,000 shares issuable upon exercise of outstanding options held by Mr. Flatow, exercisable within 60 days of September 30, 2003.

(6)	Includes 536,999 shares issuable upon exercise of outstanding options held by Mr. Pickett, exercisable within 60 days of September 30, 2003, 100,000 of which become exercisable upon completion of this offering.

(7)	Includes 100,000 shares issuable upon exercise of outstanding options held by Ms. Cloherty, exercisable within 60 days of September 30, 2003. Excludes shares held of record by funds managed by Apax Partners, Inc. Ms. Cloherty is a limited partner of certain of these funds and disclaims beneficial ownership of the shares held by these funds.

(8)	Includes 348,249 shares held by Dr. and Mrs. Dauber, trustees PSERD Trust dated 3/11/86, and 40,000 shares issuable upon exercise of outstanding options held by Dr. Dauber, exercisable within 60 days of September 30, 2003.

(9)	Includes 80,000 shares issuable upon exercise of outstanding options held by Mr. Ekholm, exercisable within 60 days of September 30, 2003. Mr. Ekholm is an employee of an affiliate of Investor AB.

(10)	Includes 3,197 shares held by Morgan Stanley DW, Inc. as custodian for the benefit of Mr. Goodrich and 60,000 shares issuable upon exercise of outstanding options held by Mr. Goodrich, exercisable within 60 days of September 30, 2003.

(11)	Includes 70,000 shares issuable upon exercise of outstanding options held by Mr. Guzy, exercisable within 60 days of September 30, 2003, and 387,223 shares held by Arbor Company. Mr. Guzy is President of Arbor Company and disclaims beneficial ownership of the shares held by or controlled by Arbor Company except to the extent of his pecuniary interest therein.

(12)	Includes 303,000 shares issuable upon exercise of outstanding options held by Dr. Joseph, exercisable within 60 days of September 30, 2003.

(13)	Includes 3,891,210 shares held by Concord Partners II, L.P. Dr. Young is a general partner of Venture Associates II, L.P., the general partner of Concord Partners II, L.P., and disclaims beneficial ownership of the shares held by or controlled by Concord Partners II, L.P. except to the extent of his pecuniary interest therein.

(14)	Includes (a) 4,563,989 shares held by APA Excelsior III, L.P., (b) 1,762,502 shares held by Royal Bank of Canada Trust Company (Jersey) Limited, Custodian to APA Excelsior III/Offshore, L.P. (c) 714,606 shares held by The P/A Fund, L.P., (d) 10,923 shares held by Patricof Private Investment Club, L.P., (e) 571,003 shares held by APA Excelsior IV, L.P., (f) 100,762 shares held by Coutts & Co. (Cayman) Ltd., Custodian for APA Excelsior IV/Offshore, L.P. and (g) 225,871 shares held by Landmark Equity Partners V, L.P. The address for Apax Partners, Inc. is 445 Park Avenue, New York, New York 10022. APA Excelsior III Partners, L.P. is the general partner of APA Excelsior III, L.P., and Alan Patricof and George Jenkins are the general partners of APA Excelsior III Partners, L.P. APA Excelsior III, L.P. is selling 649,569 shares. APA Excelsior III Partners, L.P. is also the general partner of APA Excelsior III/Offshore, L.P. APA Excelsior III/Offshore, L.P. is selling 250,765 shares. APA Pennsylvania Partners II, L.P. is the general partner of The P/A Fund, L.P., and Alan Patricof and George Jenkins are the general partners of APA Pennsylvania Partners II, L.P., which has sole voting and investment control over the shares held by The P/A Fund, L.P. The P/A Fund, L.P. is selling 56,114 shares. APA Excelsior IV Partners, L.P. is the general partner of Patricof Private Investment Club, L.P., and Apax Managers, Inc. is the general partner of APA Excelsior IV Partners, L.P. Alan Patricof is the Chairman, President and Treasurer of Apax Managers, Inc., which has sole voting and investment control over the shares held by Patricof Private Investment Club, L.P. Patricof Private Investment Club is selling 857 shares. APA Excelsior IV Partners, L.P. is the general partner of APA Excelsior IV, L.P., and Apax Managers, Inc. is the general partner of APA Excelsior IV Partners, L.P., which has sole voting and investment control over the shares held by APA Excelsior IV, L.P. APA Excelsior IV, L.P. is selling 44,837 shares. APA Excelsior IV Partners, L.P. is also the general partner of APA Excelsior IV/Offshore, L.P. APA Excelsior IV/Offshore, L.P. is selling 7,912 shares. Apax Partners, Inc. is the investment manager of Landmark Equity Partners V, L.P., and Alan Patricof and George Jenkins are managing directors of Apax Partners, Inc., which has sole voting and investment control over the shares held by Landmark Equity Partners V, L.P. Landmark Equity Partners V, L.P. is selling 32,398 shares.

(15)

Includes 1,806,048 shares held by Investor Group L.P. The address for Investor AB is Arsenalsgaten 8c, S-103 32 Stockholm, Sweden. Investor AB has sole voting and investment control over the shares. Claes Dahlback, Jacob Wallenberg, Marcus Wallenberg, Hakan Mogren, Ulla Litzen, Griffith O. Sexton, Anders Scharp, Peter D. Sutherland, Bjorn Svedberg, Sune Carlsson and Peter Wallenberg are members of the Board of Directors of Investor AB. Investor AB is selling 274,832 shares. Investor Group L.P. is a Guernsey limited partnership whose general partner, Investor Group G.P. Ltd., has investment control of the shares held by Investor Group L.P. David Jeffeys, Wayne Tallowin, David Knight, Jeff Wilkis Green, Anders Berg, Robert De Heus and Marc Hollander are members of the Board of Directors of Investor Group G.P., Ltd. Investor Group L.P. is selling 117,785 shares.

(16)	Venture Associates II, L.P. is the general partner of Concord Partners II, L.P. CPML Inc. is the managing general partner of Venture Associates II, L.P., which has sole voting and investment control over the shares held by Concord Partners II, L.P. Dr. Young is a general partner of Venture Associates II, L.P., and Mr. Craig Jones is the President and controlling stockholder of CPML Inc. The address for Concord Partners II, L.P. is 20 William Street, Suite G20, Wellesley, Massachusetts 02481.

(17)	Includes 1,338,957 shares held by Landmark Equity Partners V, L.P. The address for Landmark Co-Investment Partners, L.P. is 10 Mill Pond Lane, Simsbury, Connecticut 06070. Landmark Partners VIII, L.P. is the general partner of Landmark Co-Investment Partners, L.P., and Landmark Equity Advisers, LLC is the managing member of Landmark Partners VIII, L.P., which has sole voting and investment control over the shares held by Landmark Co-Investment Partners, L.P. Timothy Haviland is the managing member of Landmark Equity Advisers, LLC. Landmark Partners V, L.P. is the general partner of Landmark Equity Partners V, L.P., and Landmark Advisers, Inc. is the managing general partner of Landmark Partners V, L.P., which has sole voting and investment control over the shares held by Landmark Equity Partners V, L.P. Timothy Haviland is the vice president of Landmark Advisers, Inc.

(18)	Selling stockholder is a TCC licensee of the Company.

(19)	Based on representations received from the selling stockholder, the Company believes that the selling stockholder (i) is affiliated or associated with a registered broker-dealer (ii) purchased the shares to be offered in the ordinary course of business, and (iii) at the time of the purchase of such shares, had no agreements or understandings, directly or indirectly, with any person to distribute them.

(20)	Selling stockholder was an employee of the Company within the last 3 years.

(21)	Beneficiary of selling stockholder was an employee of the Company within the last 3 years.

(22)	Selling stockholder is an independent contractor to the Company.

(23)	Selling stockholder is legal counsel to the Company.

(24)	Includes 38,959 shares issuable upon exercise of outstanding options to purchase shares of common stock of the Company held by Mr. Narma, exercisable within 60 days of September 30, 2003. Selling stockholder was a director of the Company within the last 3 years.

(25)	Includes 333,333 shares issuable upon exercise of outstanding options to purchase shares of common stock of the Company held by Mr. Smith, exercisable within 60 days of September 30, 2003. Selling stockholder was a director of the Company within the last 3 years.

DESCRIPTION OF CAPITAL STOCK

General Matters

Upon completion of this offering, our authorized capital stock will consist of 150,000,000 shares of common stock, par value $0.001 per share, and 10,000,000 shares of preferred stock, par value $0.001 per share. The following summary of certain provisions of the common stock and the preferred stock is not complete and is subject to, and qualified in its entirety by, our restated certificate of incorporation and bylaws, which are filed as exhibits to the registration statement of which this prospectus forms a part, and by applicable provisions of Delaware law.

As of September 30, 2003, assuming the conversion of all outstanding shares of preferred stock into common stock upon the completion of this offering, there were outstanding 34,833,423 shares of common stock held by 285 stockholders of record, options to purchase 8,752,155 shares of common stock under our stock option plans and warrants to purchase 355,997 shares of common stock.

Between May 12, 1990 and September 8, 2003, we issued and sold shares of our common stock, Series A preferred stock, Series B preferred stock, Series C preferred stock, Series D preferred stock, Series E preferred stock and Series E-1 preferred stock.

The sales of shares of our common stock were effected both directly and upon exercise of outstanding stock options and warrants. These transactions were effected in reliance on Rule 701 and, in certain instances, Rule 506 promulgated under Regulation D and Section 4(2) of the Securities Act. The sales of shares of our preferred stock were effected both directly and upon exercise of outstanding warrants. These transactions were effected in reliance on Rule 506 promulgated under Regulation D and, in certain instances, Section 4(2) of the Securities Act.

Common Stock

Dividend Rights.    Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of our common stock are entitled to receive dividends out of assets legally available at the times and in the amounts that our board of directors may determine from time to time.

Voting Rights.    Each holder of common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. We have not provided for cumulative voting for the election of directors in our restated certificate of incorporation. This means that the holders of a majority of the shares voted can elect all of the directors then standing for election. In addition, our restated certificate of incorporation and bylaws provide that some actions require the approval of two-thirds, rather than a majority, of the shares entitled to vote. For a description of these actions, see “Description of Capital Stock—Provisions of Our Certificate of Incorporation and Bylaws.”

No Preemptive, Conversion or Redemption Rights.    Our common stock is not entitled to preemptive rights and is not subject to conversion or redemption.

Right to Receive Liquidation Distributions.    Upon our liquidation, dissolution or winding-up, the holders of common stock are entitled to share in all assets remaining after payment of all liabilities and the liquidation preferences of any outstanding preferred stock. Each outstanding share of common stock is, and all shares of common stock to be outstanding upon completion of this offering when the shares offered by this prospectus have been paid for will be, fully paid and nonassessable.

Preferred Stock

Upon the completion of this offering, each outstanding share of our preferred stock will be converted into one share of common stock, except that each outstanding share of Series B preferred stock issued in exchange for a share of Tessera, Inc.’s Series B preferred stock issued prior to August 1, 1993, shall be converted into 1.14 shares of common stock. Following the completion of this offering, our board of directors will be authorized, subject to limitations imposed by Delaware law, to issue up to a total of 10,000,000 shares of preferred stock in one or more series, without stockholder approval. Our board of directors is authorized to establish from time to time the number of shares to be included in each series, and to fix the rights, preferences and privileges of the shares of each wholly unissued series and any of its qualifications, limitations or restrictions. Our board of directors can also increase or decrease the number of shares of any series, but not below the number of shares of that series then outstanding, without any further vote or action by the stockholders.

The board of directors may authorize the issuance of preferred stock with voting or conversion rights that could harm the voting power or other rights of the holders of common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of Tessera and might harm the market price of our common stock and the voting and other rights of the holders of common stock. We have no current plans to issue any shares of preferred stock.

Warrants

As of September 30, 2003, the following warrants were outstanding:

•	On May 24, 1993, we issued a warrant to purchase an aggregate of 66,666 shares of our Series B 10% Cumulative Convertible Preferred Stock at an exercise price of $1.13 per share. The expiration date of this warrant was May 24, 2003. On May 22, 2003 the warrant holder initiated the process for a net issue exercise. Terms are still being negotiated and the warrant remains outstanding pending the outcome of the negotiations.

•	On May 5, 1999, we issued a warrant to purchase an aggregate of 21,588 shares of our Series C 10% Cumulative Convertible Preferred Stock at an exercise price of $7.50 per share. The expiration date of this warrant is the earlier of the fifth anniversary of this offering or May 5, 2009.

•	On December 15, 1999, we issued a warrant to purchase an aggregate of 6,666 shares of our Series E 10% Cumulative Convertible Preferred Stock at an exercise price of $7.50 per share. The expiration date of this warrant is the earlier of the fifth anniversary of this offering or December 15, 2009.

•	On February 4, 2000 and July 1, 2000, we issued warrants to purchase an aggregate of 235,321 and 16,666 shares of our common stock at an exercise price of $7.50 and $9.00 per share, respectively. The expiration dates of these warrants are February 4, 2005 and July 1, 2005, respectively.

Upon the completion of this offering and conversion of all outstanding shares of our preferred stock into common stock, warrants to purchase our preferred stock will become exercisable for our common stock. The number of shares of common stock for which each warrant will be exercisable will be that number of shares of common stock into which the preferred stock issuable upon exercise of the warrants would have converted.

Registration Rights

The holders of approximately 28,542,706 shares of common stock and holders of warrants to purchase 94,920 shares of common stock have the right to require us to register their shares with the SEC pursuant to the terms of a Registration Rights Agreement, dated as of January 31, 2003, among us and those stockholders, assuming conversion of all outstanding shares of preferred stock into common stock immediately prior to this offering. Under the Registration Rights Agreement, holders of shares having registration rights can demand that we file a registration statement or request that their shares be covered by a registration statement that we are otherwise filing.

Demand Registration Rights.    At any time after the underwriters’ lock-up in connection with this offering has expired, the holders of at least one-third of the shares having registration rights have the right to demand that we file a registration statement covering the offer and sale of their securities. If we are eligible to file a registration statement on Form S-3, any holder of shares having registration rights has the right to demand that we file a registration statement on Form S-3 so long as the aggregate amount of securities to be sold under the registration statement exceeds $1 million. We have the ability to delay the filing of a registration statement under specified conditions, such as for a period of time following the effective date of a prior registration statement or if we are in possession of material nonpublic information that it would not be in our best interests to disclose. We are not obligated to file a registration statement on Form S-1 on more than three occasions.

Piggyback Registration Rights.    If we register any securities for public sale (subject to customary exceptions), stockholders with registration rights will have the right to include their shares in the registration statement. The underwriters of any underwritten offering will have the right to limit the number of shares having registration rights to be included in the registration statement.

Expenses of Registration.    We will pay all expenses relating to any demand or piggyback registration other than underwriting discounts and commissions, stock transfer taxes and attorneys’ fees, except as provided in the Registration Rights Agreement. However, we will not pay for the expenses of any demand registration if the request is subsequently withdrawn by the requesting stockholders, subject to very limited exceptions.

Indemnification.    The Registration Rights Agreement contains customary cross-indemnification provisions, pursuant to which we are obligated to indemnify the selling stockholders in the event of material misstatements or omissions in a registration statement attributable to us, and they are obligated to indemnify us for material misstatements or omissions attributable to them.

Expiration of Registration Rights.    The registration rights described above will terminate with respect to a particular stockholder’s securities as soon as the securities (i) have been transferred pursuant to an effective registration statement or under Rule 144 of the Securities Act; (ii) can be freely sold under Rule 144(k) under the Securities Act, or (iii) have been transferred and can be resold by the transferee without registration under the Securities Act.

Provisions of our Certificate of Incorporation and Bylaws

Our restated certificate of incorporation and bylaws will, upon completion of the offering, include a number of provisions that may have the effect of encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors rather than pursue non-negotiated takeover attempts. These provisions include:

Removal of Directors and Filling Vacancies.    Our stockholders can only remove directors for cause by the affirmative vote of the holders of not less than 66 2/3% of the outstanding shares of our capital stock entitled to vote in the election of directors. Vacancies on our board of directors may be filled only by our board of directors. The inability of stockholders to remove directors without cause and to fill vacancies on the board of directors will make it more difficult to change the composition of our board of directors, but will promote a continuity of existing management.

Advance notice requirement.    Our bylaws establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of our stockholders. These procedures provide that notice of stockholder proposals must be timely given in writing to our corporate secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at our principal executive offices not less than 60 days nor more than 90 days prior to the first anniversary date of the annual meeting for the preceding year. The notice must contain certain information specified in the bylaws.

Special meetings of stockholders.    Our restated certificate of incorporation and bylaws deny stockholders the right to call a special meeting of stockholders. Our restated certificate of incorporation and bylaws provide that special meetings of the stockholders may be called only by a majority of the members of the board of directors or by a duly authorized committee of the board of directors.

No written consent of stockholders.    Our restated certificate of incorporation requires all stockholder actions to be taken by a vote of the stockholders at an annual or special meeting, and does not permit our stockholders to act by written consent, without a meeting.

Amendment of bylaws and certificate of incorporation.    Our restated certificate of incorporation requires the approval of not less than 66 2/3% of the voting power of all outstanding shares of our capital stock entitled to vote to amend any bylaws by stockholder action, or to amend the provisions of our restated certificate of incorporation that are described in this section or that are described under “Management — Limitation on liability and indemnification matters” above. These provisions will make it more difficult to dilute the anti-takeover effects of our bylaws and our restated certificate of incorporation.

Blank check preferred stock.    Our restated certificate of incorporation provides for 10,000,000 authorized shares of preferred stock. The existence of authorized but unissued shares of preferred stock may enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise. For example, if in the due exercise of its fiduciary obligations, our board of directors were to determine that a takeover proposal is not in the best interests of us or our stockholders, our board of directors could cause shares of preferred stock to be issued without stockholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group. In this regard, our restated certificate of incorporation grants our board of directors broad power to establish the rights and preferences of authorized and unissued shares of preferred stock. The issuance of shares of preferred stock could decrease the amount of earnings and assets available for distribution to holders of shares of common stock. The issuance may also adversely affect the rights and powers, including voting rights, of these holders and may have the effect of delaying, deterring or preventing a change in control of us.

Section 203 of the Delaware General Corporation Law

Upon completion of this offering, we will be subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes a merger, asset sale or a transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns (or, in certain cases, within three years prior, did own) 15% or more of the corporation’s outstanding voting stock. Under Section 203, a business combination between us and an interested stockholder is prohibited unless it satisfies one of the following conditions:

•	prior to the time the stockholder became an interested stockholder, our board of directors must have previously approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•	on consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced (excluding, for purposes of determining the number of shares outstanding, shares owned by persons who are directors and officers and employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or

•	the business combination is approved by our board of directors and authorized at an annual or special meeting of our stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be Computershare Trust Company, Inc.             .

Nasdaq National Market Listing

We have applied to list our common stock on the Nasdaq National Market under the trading symbol “TSRA.”

SHARES ELIGIBLE FOR FUTURE SALE

Immediately prior to this offering, there was no public market for our common stock. Future sales of substantial amounts of common stock in the public market could adversely affect the market price of the common stock. Furthermore, since only a limited number of shares will be available for sale shortly after this offering because of contractual and legal restrictions on resale described below, sales of substantial amounts of our common stock in the public market after the restrictions lapse could adversely affect the prevailing market price and our ability to raise capital in the future.

Upon completion of this offering, we will have outstanding an aggregate of 37,833,423 shares of common stock, assuming the issuance of 3,000,000 shares of common stock in the offering. Of these outstanding shares, the 7,500,000 shares sold in the offering will be freely tradable without restriction or further registration under the Securities Act of 1933, unless these shares are purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act. The 30,333,423 shares of common stock outstanding upon completion of the offering and held by existing stockholders will be “restricted securities,” as that term is defined in Rule 144 under the Securities Act. Restricted shares may be sold in the public market only if registered or if they qualify for exemption under Rules 144, 144(k) or 701 promulgated under the Securities Act, which rules are summarized below, or another exemption under the Securities Act applies.

Lock-up Agreements

We expect to obtain lock-up agreements from most of our officers, directors, stockholders, warrant holders and optionholders under which they will agree not to transfer or dispose of, directly of indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock, for a period of 180 days after the date of this prospectus without the prior written consent of Lehman Brothers Inc. Lehman Brothers Inc. may in its sole discretion, at any time without notice, release all or any portion of the shares subject to lock-up agreements.

As a result of these lock-up agreements and rules under the Securities Act, the restricted shares will be available for sale in the public market, subject to volume and other restrictions, and subject to the possible release from lock-up obligations described above, as follows:

Days after the effective date	Number of Shares Eligible for Sale	Comment

On the date of this prospectus	282,777	Shares not locked up and eligible for sale under Rule 144

180 days	28,842,879	Lock-up released; shares eligible for sale under Rule 144

Rule 144

In general, under Rule 144, as currently in effect, a person who owns shares that were acquired from us or an affiliate of us at least one year prior to the proposed sale is entitled to sell upon expiration of the lock-up described above, within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding, which will equal approximately 378,334 shares immediately after this offering; or

•	the average weekly trading volume of the common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us. Rule 144 also provides that our affiliates who sell shares of our common stock that are not restricted shares must nonetheless comply with the same restrictions applicable to restricted shares, other than the holding period requirement.

Rule 144(k)

Under Rule 144(k), a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years, including in some circumstances the holding period of a prior owner, is entitled to sell the shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Therefore, unless they are subject to other restrictions on their sale, “144(k) shares” may be sold immediately upon the completion of this offering.

Rule 701

In general, under Rule 701 as currently in effect, any of our employees, consultants or advisors who purchases shares from us in connection with a compensatory stock or option plan or other written agreement is eligible to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, but without compliance with certain restrictions, including the holding period, contained in Rule 144.

Registration of Shares in Connection with Compensatory Benefit Plans

As of September 30, 2003, options to purchase 8,752,155 shares of common stock were issued and outstanding. Upon the expiration of the lock-up agreements described above, at least 5,268,166 shares of common stock will be subject to vested options, based on options outstanding as of September 30, 2003.

Immediately after the completion of this offering, we intend to file a registration statement under the Securities Act covering shares of common stock issued or reserved for issuance under our stock option and employee stock purchase plans. This registration statement is expected to be filed and become effective as soon as practicable after completion of this offering. Accordingly, shares registered under this registration statement will, subject to vesting provisions and Rule 144 volume limitation, manner of sale, notice and public information requirements applicable to our affiliates, be available for sale in the open market immediately after the 180 day lock-up agreements expire.

Registration Rights

Upon completion of this offering and until such holders may sell all of their shares under Rule 144 promulgated under the Securities Act of 1933, the holders of 28,542,706 shares of our common stock issuable upon conversion of our preferred stock and 94,920 shares of our common stock issuable upon exercise of warrants, assuming automatic conversion of preferred stock into common stock upon completion of this offering, can require us to register their shares under the Securities Act or, if we file another registration statement under the Securities Act, may elect to include their shares in such registration. If these shares are registered, they will be freely tradable without restriction under the Securities Act. For additional information, see “Description of Capital Stock — Registration Rights.”

Warrants

Warrants to purchase an aggregate of 355,997 shares of our common stock were outstanding as of September 30, 2003, assuming the automatic conversion of our preferred stock into common stock upon the completion of this offering. These shares will become eligible for sale on various dates upon expiration of, or release from, the 180-day lock-up agreements.

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

TO NON-UNITED STATES HOLDERS

The following is a summary of the material United States federal income tax consequences of the ownership and disposition of our common stock to non-United States holders, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended, or the Code, Treasury regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in United States federal income tax consequences different from those set forth below. We have not sought any ruling from the Internal Revenue Service, or IRS, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions.

This summary also does not address estate tax considerations or the tax considerations arising under the laws of any foreign, state or local jurisdiction. In addition, this discussion does not address tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

•	banks, insurance companies, or other financial institutions;

•	persons subject to the alternative minimum tax;

•	tax-exempt organizations;

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	persons that own, or are deemed to own, more than five percent of our Company;

•	certain former citizens or long-term residents of the United States;

•	persons who hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction; or

•	persons deemed to sell our common stock under the constructive sale provisions of the Code.

In addition, if a partnership holds our common stock, the tax treatment of a partner generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships which hold our common stock and partners in such partnerships should consult their tax advisors.

YOU ARE URGED TO CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATION, AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE UNITED STATES FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL, FOREIGN OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

Non-United States Holder Defined

For purposes of this discussion, you are a non-United States holder if you are a holder that, for United States federal income tax purposes, is not a United States person. For purposes of this discussion, you are a United States person if you are:

•	an individual citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation or a partnership or entity taxable as a partnership created or organized in the United States or under the laws of the United States or any political subdivision thereof;

•	an estate whose income is subject to United States federal income tax regardless of its source; or

•	a trust (1) whose administration is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (2) which has made an election to be treated as a United States person.

Distributions

We have not made any distributions on our common stock, and we do not plan to make any distributions for the foreseeable future. However, if we do make distributions on our common stock, those payments will constitute dividends for United States tax purposes to the extent paid from our current and accumulated earnings and profits, as determined under United States federal income tax principles. To the extent those distributions exceed our current and accumulated earnings and profits, they will constitute a return of capital and will first reduce your basis in our common stock, but not below zero, and then will be treated as gain from the sale of stock.

Any dividend paid to you generally will be subject to United States withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable tax treaty. In order to receive a reduced treaty rate, you must provide us with an IRS Form W-8BEN or other appropriate version of IRS Form W-8 certifying qualification for the reduced rate.

Dividends received by you that are effectively connected with your conduct of a United States trade or business are exempt from such withholding tax. In order to obtain this exemption, you must provide us with an IRS Form W-8ECI properly certifying such exemption. Such effectively connected dividends, although not subject to withholding tax, are taxed at the same graduated rates applicable to United States persons, net of certain deductions and credits.

In addition to the graduated tax described above, if you are a corporate non-United States holder, dividends you receive that are effectively connected with your conduct of a United States trade or business may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable tax treaty.

If you are eligible for a reduced rate of withholding tax pursuant to a tax treaty, you may obtain a refund of any excess amounts currently withheld if you file an appropriate claim for refund with the IRS.

Gain on Disposition of Common Stock

You generally will not be required to pay United States federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

•	the gain is effectively connected with your conduct of a United States trade or business;

•	you are an individual who holds our common stock as a capital asset (generally, an asset held for investment purposes) and who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met; or

•	our common stock constitutes a United States real property interest by reason of our status as a “United States real property holding corporation” for United States federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or your holding period for our common stock. We have determined that we are not and do not believe that we will become a “United States real property holding corporation” for United States federal income tax purposes.

If you are a non-United States holder described in the first bullet above, you will be required to pay tax on the net gain derived from the sale under regular graduated United States federal income tax rates, and corporate non-United States holders described in the first bullet above may be subject to the branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. If you are an individual non-United States holder described in the second bullet above, you will be required to pay a flat 30% tax on the gain derived from the sale, which tax may be offset by United States source capital losses (even though you are not considered a resident of the United States).

Backup Withholding and Information Reporting

Generally, we must report annually to the IRS the amount of dividends paid to you, your name and address, and the amount of tax withheld, if any. A similar report is sent to you. Pursuant to tax treaties or other agreements, the IRS may make its reports available to tax authorities in your country of residence.

Payments of dividends or of proceeds on the disposition of stock made to you may be subject to information reporting and backup withholding unless you establish an exemption, for example by properly certifying your non-United States status on a Form W-8BEN or another appropriate version of Form W-8. Notwithstanding the foregoing, backup withholding and information reporting may apply if either we or our paying agent has actual knowledge, or reason to know, that you are a United States person.

Backup withholding is not an additional tax. Rather, the United States income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may may be obtained, provided that the required information is furnished to the IRS.

UNDERWRITING

Under the underwriting agreement, which is filed as an exhibit to the registration statement relating to this prospectus, each of the underwriters named below, for whom Lehman Brothers Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Needham & Company, Inc., and SoundView Technology Corporation are acting as representatives, has agreed to purchase from us the number of shares of common stock shown opposite its name below:

Underwriters	Number of Shares

Lehman Brothers Inc.

Merrill Lynch, Pierce, Fenner & Smith Incorporated

Needham & Company, Inc.

SoundView Technology Corporation

Total	7,500,000

The underwriting agreement provides that the underwriters’ obligations to purchase shares of common stock depends on the satisfaction of the conditions contained in the underwriting agreement, including:

•	the obligation to purchase all of the shares of common stock offered hereby if any of the shares are purchased;

•	the representations and warranties made by us and the selling stockholders to the underwriters are true;

•	there is no material change in the financial markets; and

•	we and the selling stockholders deliver customary closing documents to the underwriters.

Over-Allotment Option

The selling stockholders have granted to the underwriters an option to purchase up to an aggregate of 1,125,000 additional shares of common stock, exercisable to cover over-allotments, if any, at the public offering price less the underwriting discount shown on the cover page of this prospectus. The underwriters may exercise this option at any time, and from time to time, until 30 days after the date of the underwriting agreement. To the extent the underwriters exercise this option, each underwriter will be committed, so long as the conditions of the underwriting agreement are satisfied, to purchase a number of additional shares of common stock proportionate to that underwriter’s initial commitment as indicated in the preceding table, and the selling stockholders will be obligated to sell, on a pro rata basis, the additional shares of common stock to the underwriters.

Commissions and Expenses

The following table summarizes the underwriting discounts that we and the selling stockholders will pay. The underwriting fee is the difference between the public offering price and the amount the underwriters pay to purchase the shares from the selling stockholders and us.

	Per Share	Total
		Without Over- Allotment	With Over- Allotment

Paid by us	$	$	$

Paid by selling stockholders

The underwriters have advised us that they propose to offer the shares of common stock directly to the public at the public offering price presented on the cover page of this prospectus, and to selected dealers, who may include the underwriters, at the public offering price less a selling concession not in excess of $     per share. The underwriters may allow, and the selected dealers may reallow, a concession not in excess of $     per share to brokers and dealers. After the offering, the underwriters may change the offering price and other selling terms.

The underwriters have performed and may in the future perform investment banking and advisory services for us from time to time for which they have received or may in the future receive customary fees and expenses. The underwriters may, from time to time, engage in transactions with or perform services for us in the ordinary course of their business.

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding underwriting discounts, will be approximately $2.3 million. We will pay all costs and expenses of this offering excluding underwriting discounts.

Lock-up Agreements

We have agreed that, without the prior written consent of Lehman Brothers Inc., we will not, directly or indirectly, offer, sell or dispose of any common stock or any securities which may be converted into or exchanged for any common stock (other than in connection with this offering and shares issued pursuant to employee benefit plans, qualified stock option plans or other employee compensation plans or pursuant to currently outstanding options, warrants or rights) for a period of 180 days from the date of this prospectus. All of our executive officers and directors, certain other officers, and certain other stockholders who hold significant amounts of our common stock, holding in the aggregate 30,050,646 shares of our common stock (which number represents approximately 99% of our outstanding common stock following the completion of this offering not including the shares sold in this offering), have agreed under lock-up agreements not to, without the prior written consent of Lehman Brothers Inc., directly or indirectly, offer, sell or otherwise dispose of any common stock or any securities which may be converted into or exchanged or exercised for any common stock for a period of 180 days from the date of this prospectus.

Offering Price Determination

Prior to this offering, there has been no public market of our common stock. The initial public offering price will be negotiated between us and the representatives of the underwriters. In determining the initial public offering price of our common stock, we and the representatives will consider:

•	prevailing market conditions;

•	our historical performance and capital structure;

•	estimates of our business potential and earnings prospects;

•	an overall assessment of our management; and

•	the consideration of these factors in relation to market valuation of companies in related businesses.

Indemnification

We have agreed to indemnify the underwriters against liabilities relating to the offering, including liabilities under the Securities Act and liabilities arising from breaches of the representations and warranties contained in the underwriting agreement, and to contribute to payments that the underwriters may be required to make for these liabilities.

Stabilization, Short Positions and Penalty Bids

The underwriters may engage in over-allotment, stabilizing transactions, syndicate covering transactions, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of our common stock, in accordance with Regulation M under the Securities Exchange Act of 1934:

•	Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•	Stabilizing transactions permit bids to purchase common stock so long as the stabilizing bids do not exceed a specified maximum.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, creating a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may raise or maintain the market price of our common stock or prevent or slow a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor the underwriters make any representation that the underwriters will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Stamp Taxes

If you purchase shares of common stock offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Directed Share Program

There is no directed share program associated with the offering of common stock under this prospectus.

Electronic Distribution

A prospectus in electronic format may be made available on Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations.

Other than the prospectus in electronic format, information contained in any other web site maintained by an underwriter or selling group member is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us and should not be relied on by investors in deciding whether to purchase any shares of common stock. The underwriters and selling group members are not responsible for information contained in web sites that they do not maintain.

Discretionary Sales

The underwriters have informed us that they will not confirm sales to accounts over which they exercise discretionary authority in excess of 5% of the total number of shares offered by them.

NOTICE TO CANADIAN RESIDENTS

Offers and Sales in Canada

This prospectus is not, and under no circumstances is to be construed as, an advertisement or a public offering of shares in Canada or any province or territory thereof. Any offer or sale of shares in Canada will be made only under an exemption from the requirements to file a prospectus with the relevant Canadian securities regulators and only by a dealer properly registered under applicable provincial securities laws or, alternatively, pursuant to an exemption from the dealer registration requirement in the relevant province or territory of Canada in which such offer or sale is made.

This prospectus is for the confidential use of only those persons to whom it is delivered by the underwriters in connection with the offering of the shares into Canada. The underwriters reserve the right to reject all or part of any offer to purchase shares for any reason or allocate to any purchaser less than all of the shares for which it has subscribed.

Responsibility

Except as otherwise expressly required by applicable law or as agreed to in contract, no representation, warranty, or undertaking (express or implied) is made and no responsibilities or liabilities of any kind or nature whatsoever are accepted by any underwriter or dealer as to the accuracy or completeness of the information contained in this prospectus or any other information provided by the Company or the selling stockholders in connection with the offering of the shares into Canada.

Resale Restrictions

The distribution of the shares in Canada is being made on a private placement basis only and is exempt from the requirement that the Company and the selling stockholders prepare and file a prospectus with the relevant Canadian regulatory authorities. Accordingly, any resale of the shares must be made in accordance with applicable securities laws, which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with exemptions from registration and prospectus requirements. Canadian purchasers are advised to seek legal advice prior to any resale of the shares.

Representations of Purchasers

Each Canadian investor who purchases shares will be deemed to have represented to the Company, the selling stockholders, the underwriters and any dealer who sells shares to such purchaser that: (i) the offering of the shares was not made through an advertisement of the shares in any printed media of general and regular paid circulation, radio, television or telecommunications, including electronic display, or any other form of advertising in Canada; (ii) such purchaser has reviewed the terms referred to above under “Resale Restrictions” above; (iii) where required by law, such purchaser is purchasing as principal for its own account and not as agent; and (iv) such purchaser or any ultimate purchaser for which such purchaser is acting as agent is entitled under applicable Canadian securities laws to purchase such shares without the benefit of a prospectus qualified under such securities laws, and without limiting the generality of the foregoing: (a) in the case of a purchaser located in a province other than Ontario and Newfoundland and Labrador, without the dealer having to be registered, (b) in the case of a purchaser located in a province other than Ontario or Quebec, such purchaser is an “accredited investor” as defined in section 1.1 of Multilateral Instrument 45-103 — Capital Raising Exemptions, (c) in the case of a purchaser located in Ontario, such purchaser, or any ultimate purchaser for which such purchaser is acting as agent, is an “accredited investor”, other than an individual, as that term is defined in Ontario Securities Commission Rule 45-501 — Exempt Distributions and is a person to which a dealer registered as an international dealer in Ontario may sell shares, and (d) in the case of a purchaser located in Québec, such purchaser is a “sophisticated purchaser” within the meaning of section 44 or 45 of the Securities Act (Québec).

Taxation and Eligibility for Investment

Any discussion of taxation and related matters contained in this prospectus does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase the shares. Canadian purchasers of shares should consult their own legal and tax advisers with respect to the tax consequences of an investment in the shares in their particular circumstances and with respect to the eligibility of the shares for investment by the purchaser under relevant Canadian federal and provincial legislation and regulations.

Rights of Action for Damages or Rescission

(Ontario)

Securities legislation in Ontario provides that every purchaser of shares pursuant to this prospectus shall have a statutory right of action for damages or rescission against the Company and any selling stockholder in the event this prospectus contains a misrepresentation as defined in the Securities Act (Ontario). Ontario purchasers who purchase shares offered by this prospectus during the period of distribution are deemed to have relied on the misrepresentation if it was a misrepresentation at the time of purchase. Ontario purchasers who elect to exercise a right of rescission against the Company and any selling stockholder on whose behalf the distribution is made shall have no right of action for damages against the Company or the selling stockholders. The right of action for rescission or damages conferred by the statute is in addition to, and without derogation from, any other right the purchaser may have at law. Prospective Ontario purchasers should refer to the applicable provisions of Ontario securities legislation and are advised to consult their own legal advisers as to which, or whether any, of such rights or other rights may be available to them.

The foregoing summary is subject to the express provisions of the Securities Act (Ontario) and the rules, regulations and other instruments thereunder, and reference is made to the complete text of such provisions contained therein. Such provisions may contain limitations and statutory defences on which the Company and the selling stockholders may rely. The enforceability of these rights may be limited as described herein under “Enforcement of Legal Rights.”

The rights of action discussed above will be granted to the purchasers to whom such rights are conferred upon acceptance by the relevant dealer of the purchase price for the shares. The rights discussed above are in addition to and without derogation from any other right or remedy which purchasers may have at law. Similar rights may be available to investors in other Canadian provinces.

Enforcement of Legal Rights

The Company is organized under the laws of the State of Delaware in the United States of America. All, or substantially all, of the directors and officers of the Company, as well as the selling stockholders and the experts named herein, may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the Company or such persons. All or a substantial portion of the assets of the Company and such other persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgement against the Company or such persons in Canada or to enforce a judgement obtained in Canadian courts against the Company or such persons outside of Canada.

Language of Documents

Upon receipt of this document, you hereby confirm that you have expressly requested that all documents evidencing or relating in any way to the sale of the securities described herein (including for greater certainty any purchase confirmation or any notice) be drawn up in the English language only. Par la réception de ce document, vous confirmez par les présentes que vous avez expressément exigé que tous les documents faisant foi ou se rapportant de quelque manière que ce soit à la vente des valeurs mobilières décrites aux présentes (incluant, pour plus de certitude, toute confirmation d’achat ou tout avis) soient rédigés en anglais seulement.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Latham & Watkins LLP, Menlo Park, California. Certain legal matters in connection with this offering will be passed upon for the underwriters by Simpson Thacher & Bartlett LLP, Palo Alto, California.

EXPERTS

The consolidated financial statements as of December 31, 2002 and December 31, 2001 and for each of the three years in the period ended December 31, 2002 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act that registers the shares of our common stock to be sold in this offering. The registration statement, including the attached exhibits and schedules, contain additional relevant information about us and our capital stock. The rules and regulations of the SEC allow us to omit various information included in the registration statement from this document.

In addition, upon completion of this offering, we will become subject to the reporting and information requirements of the Exchange Act and, as a result, will file periodic reports, proxy statements and other information with the SEC. You may read and copy this information at the public reference room of the SEC at 450 Fifth Street, N.W., Room 1024, Washington, DC 20549. You may also obtain copies of this information by mail from the public reference section of the SEC, 450 Fifth St., N.W., Room 1024, Washington, DC 20549, at prescribed rates. You may obtain information on the operation of the public reference rooms by calling the SEC at (800) SEC-0330.

The SEC also maintains an Internet website that contains reports, proxy and information statements and other information about issuers like us who file electronically with the SEC. The address of that website is  http://www.sec.gov.

We intend to furnish our stockholders with annual reports containing audited financial statements and to make available to our stockholders quarterly reports for the first three quarters of each fiscal year containing unaudited interim financial information.

TESSERA TECHNOLOGIES, INC.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of

Tessera Technologies, Inc. (formerly Tessera, Inc.)

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of stockholders’ deficit and of cash flows present fairly, in all material respects, the financial position of Tessera Technologies, Inc. and its subsidiary (formerly Tessera, Inc.) at December 31, 2001 and 2002 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

San Jose, California

August 13, 2003 except for Note 13

for which the date is August 27, 2003

TESSERA TECHNOLOGIES, INC.

CONSOLIDATED BALANCE SHEETS

(In Thousands, Except for Share Amounts)

	December 31,		September 30, 2003	Pro Forma Stockholders’ Equity at September 30, 2003
	2001	2002
			(unaudited)	(unaudited)
ASSETS
Current Assets:
Cash and cash equivalents	$628	$1,341	$132
Short-term investments	949	18,829	25,059
Accounts receivable	20,685	1,883	3,052
Other current assets	476	763	1,521

Total current assets	22,738	22,816	29,764
Property and equipment, net	1,697	1,220	1,743
Other assets	148	134	105

Total assets	$24,583	$24,170	$31,612

LIABILITIES, MANDATORILY REDEEMABLE CUMULATIVE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ (DEFICIT) EQUITY
Current Liabilities:
Accounts payable	$1,221	$650	$693
Accrued liabilities	9,070	2,012	3,223
Deferred revenue	1,784	—	463
Capital lease obligations	272	—	—

Total current liabilities	12,347	2,662	4,379

Commitments and contingencies (Note 9)
Mandatorily redeemable cumulative convertible preferred stock:
$0.001 par value; 39,293,571 shares authorized, 25,123,676; 25,123,676; and 27,445,934 (unaudited) shares issued and outstanding in 2001, 2002 and September 30, 2003, none issued and outstanding pro forma (unaudited)	96,000	96,000	121,257
Stockholders’ (deficit) equity:
Common stock: $0.001 par value; 54,666,666 shares authorized; 6,578,020; 6,962,031; and 6,926,049 (unaudited) shares issued and outstanding in 2001, 2002 and September 30, 2003, and 34,833,423 shares issued and outstanding pro forma (unaudited)	7	7	7	35
Additional paid-in capital	25,909	26,561	359	121,588
Deferred stock-based compensation	(2,477)	(620)	(174)	(174)
Accumulated deficit	(106,968)	(100,429)	(94,169)	(94,169)
Accumulated other comprehensive loss	(235)	(11)	(47)	(47)

Total stockholders’ (deficit) equity	(83,764)	(74,492)	(94,024)	$27,233

Total liabilities, mandatorily redeemable cumulative convertible preferred stock and stockholders’ (deficit) equity	$24,583	$24,170	$31,612

The accompanying notes are an integral part of these consolidated financial statements.

TESSERA TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In Thousands, Except Per Share Amounts)

	December 31,			Nine Months Ended September 30, (unaudited)
	2000	2001	2002	2002	2003
Revenues:
Intellectual property revenues	$7,850	$12,258	$17,925	$12,104	$18,037
Other intellectual property revenues	—	13,291	5,715	5,455	2,169
Service revenues	3,630	1,466	4,630	2,617	6,438

Total revenues	11,480	27,015	28,270	20,176	26,644

Operating expenses:
Cost of revenues(1)	7,003	5,298	4,264	3,095	4,890
Research and development(1)	9,418	8,202	6,700	4,934	5,702
Selling, general and administrative(1)	17,342	20,761	7,552	5,504	7,725
Stock-based compensation	13,276	1,364	1,942	1,642	1,008

Total operating expenses	47,039	35,625	20,458	15,175	19,325

Operating income (loss)	(35,559)	(8,610)	7,812	5,001	7,319
Other income (expense):
Interest income (expense), net	(197)	(113)	9	9	1
Other	1,497	522	36	212	201

Total other income	1,300	409	45	221	202

Income (loss) before taxes	(34,259)	(8,201)	7,857	5,222	7,521
Benefit (provision) for income taxes	—	—	(1,318)	(977)	(1,261)
Reduction of loss on disposal of discontinued operations	179	—	—	—	—

Net income (loss)	(34,080)	(8,201)	6,539	4,245	6,260

Cumulative preferred stock dividends in arrears	(10,347)	(11,764)	(12,941)	(9,706)	(6,187)
Deemed preferred stock dividend	(1,284)	—	—	—	—

Net income (loss) attributable to common stockholders	$(45,711)	$(19,965)	$(6,402)	$(5,461)	$73

Basic and diluted net income (loss) per share attributable to common stockholders:
Net income (loss) from continuing operations; basic	$(8.48)	$(3.18)	$(0.94)	$(0.81)	$0.01

Net income (loss) per common share; basic	$(8.45)	$(3.18)	$(0.94)	$(0.81)	$0.01

Net income (loss) from continuing operations; diluted	$(8.48)	$(3.18)	$(0.94)	$(0.81)	$0.01

Net income (loss) per common share; diluted	$(8.45)	$(3.18)	$(0.94)	$(0.81)	$0.01

Weighted average number of shares used in per share calculations; basic	5,411	6,282	6,784	6,778	6,851

Weighted average number of shares used in per share calculations; diluted	5,411	6,282	6,784	6,778	11,590

Pro forma net income per common share (unaudited) (see Note 14):
Basic			$0.20		$0.19

Diluted			$0.19		$0.17

Weighted-average number of shares used in pro forma per common share calculations (unaudited) (see Note 14):
Basic			32,339		32,381

Diluted			34,815		37,120

(1) Operating expense line item detail excludes stock-based compensation, as follows:
Cost of revenues	$1,209	$332	$3	$3	$1
Research and development	2,798	164	527	442	373
Selling, general and administrative	9,269	868	1,412	1,197	634

Total	$13,276	$1,364	$1,942	$1,642	$1,008

The accompanying notes are an integral part of these consolidated financial statements.

TESSERA TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ DEFICIT

(In Thousands)

	Common Stock		Additional Paid-In Capital	Deferred Stock-based Compensation	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total	Comprehensive (Loss) Income
	Shares	Amount
Balance at December 31, 1999	5,338	$5	$11,485	$(7,126)	$(63,403)	$140	$(58,899)
Issuance of warrants in connection with the issuance of Series E and E-1 preferred stock	—	—	1,009	—	—	—	1,009
Issuance of common stock in connection with exercise of stock options and warrants	967	1	1,563	—	—	—	1,564
Common stock issued for services	40	—	216	—	—	—	216
Deferred stock-based compensation	—	—	19,543	(19,543)	—	—	—
Amortization of deferred stock-based compensation, net of reversal	—	—	—	13,276	—	—	13,276
Deemed preferred stock dividend	—	—	1,284	—	(1,284)	—	—
Foreign currency translation adjustments	—	—	—	—	—	(237)	(237)	$(237)
Unrealized gain on available for sale securities	—	—	—	—	—	5	5	5
Net loss	—	—	—	—	(34,080)	—	(34,080)	(34,080)

Balance at December 31, 2000	6,345	6	35,100	(13,393)	(98,767)	(92)	(77,146)	(34,312)

Issuance of common stock in connection with exercise of stock options and warrants	229	1	337	—	—	—	338
Common stock issued for services	4	—	24	—	—	—	24
Deferred stock-based compensation	—	—	(9,552)	9,552	—	—	—
Amortization of deferred stock-based compensation, net of reversal	—	—	—	1,364		—	1,364
Foreign currency translation adjustments	—	—	—	—	—	7	7	7
Unrealized loss on available for sale securities	—	—	—	—	—	(150)	(150)	(150)
Net loss	—	—	—	—	(8,201)	—	(8,201)	(8,201)

Balance at December 31, 2001	6,578	7	25,909	(2,477)	(106,968)	(235)	(83,764)	(8,344)

Issuance of common stock in connection with exercise of stock options and warrants	384	—	567	—	—	—	567
Deferred stock-based compensation	—	—	85	(85)	—	—	—
Amortization of deferred stock-based compensation, net of reversal	—	—	—	1,942	—	—	1,942
Dissolution of Tessera Technology Pte. Ltd	—	—	—	—	—	237	237
Unrealized loss on available for sale securities	—	—	—	—	—	(13)	(13)	(13)
Net income	—	—	—	—	6,539	—	6,539	6,539

Balance at December 31, 2002	6,962	7	26,561	(620)	(100,429)	(11)	(74,492)	6,526

Issuance of common stock in connection with exercise of stock options and warrants (unaudited)	99	—	209	—	—	—	209
Repurchase of common stock (unaudited)	(135)	—	(269)	—	—	—	(269)
Issuance of preferred stock dividend (unaudited)	—	—	(26,704)	—	—	—	(26,704)
Deferred stock-based compensation (unaudited)	—	—	90	(90)	—	—	—
Amortization of deferred stock-based compensation, net of reversal (unaudited)	—	—	—	536	—	—	536
Issuance of stock options to consultants in exchange for services	—	—	472	—	—	—	472
Unrealized loss on available for sale securities (unaudited)	—	—	—	—	—	(36)	(36)	$(36)
Net income (unaudited)	—	—	—	—	6,260	—	6,260	6,260

Balance at September 30, 2003 (unaudited)	6,926	$7	$359	$(174)	$(94,169)	$(47)	$(94,024)	$6,224

The accompanying notes are an integral part of these consolidated financial statements.

TESSERA TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands)

	December 31,			Nine Months Ended September 30, (unaudited)
	2000	2001	2002	2002	2003
Cash flows from operating activities:
Net income (loss)	$(34,080)	$(8,201)	$6,539	$4,245	$6,260
Adjustments to reconcile income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	2,910	2,757	927	712	654
(Gain) loss on disposal of fixed assets	72	(48)	9	4	(7)
Stock-based compensation, net	13,276	1,364	1,942	1,641	1,008
Common stock issued for services	216	24	—	—	—
Unrealized (gain) loss and foreign translation	(232)	(143)	224	(14)	(36)
Reduction of loss on disposal of discontinued operations	(179)	—	—	—	—
Changes in operating assets and liabilities:
Accounts receivable	559	(19,313)	18,802	17,541	(1,169)
Other assets	(30)	(134)	(273)	(137)	(729)
Accounts payable	(1,975)	33	(571)	(370)	43
Accrued liabilities	5,684	1,801	(7,058)	(7,324)	1,211
Accrued loss on discontinued operations	(1,609)	(589)	—	—	—
Deferred revenue	(270)	794	(1,784)	(1,724)	463

Net cash provided by (used in) operating activities	(15,658)	(21,655)	18,757	14,574	7,698

Cash flows from investing activities:
Proceeds from disposal of discontinued operations	4,385	—	—	—	—
Purchases of property and equipment	(1,338)	(704)	(459)	(350)	(1,184)
Proceeds from sale of fixed assets	—	569	—	—	14
(Purchases) sales of short-term investments, net	(20,765)	21,779	(17,880)	(14,314)	(6,230)
Decrease in restricted cash	1,000	—	—	—	—

Net cash provided by (used in) investing activities	(16,718)	21,644	(18,339)	(14,664)	(7,400)

Cash flows from financing activities:
Repayment of debt	(1,362)	—	—	—	—
Repayment of capital lease obligations	(415)	(481)	(272)	(272)	—
Proceeds from issuance of mandatorily redeemable cumulative convertible preferred stock and associated warrants	34,596	—	—	—	—
Proceeds from exercise of stock options and warrants, net	1,564	338	567	460	209
Proceeds for warrants for issuance of Series E and E-1 preferred stock	1,009	—	—	—	—
Stock issuance costs	(3,161)	—	—	(3)	—
Repurchase of common stock	—	—	—	—	(269)
Repurchase of preferred stock	—	—	—	—	(1,447)

Net cash provided by (used in) financing activities	32,231	(143)	295	185	(1,507)

Net increase (decrease) in cash and cash equivalents	(145)	(154)	713	95	(1,209)

Cash and cash equivalents at beginning of period	927	782	628	628	1,341

Cash and cash equivalents at end of period	$782	$628	$1,341	$723	$132

Supplemental disclosure of cash flow information:
Interest paid	$269	$269	$1	$1	$—

Supplemental disclosure of non-cash investing and financing activities:
Deferred stock-based compensation	$19,543	$(9,552)	$85	$86	$90

The accompanying notes are an integral part of these consolidated financial statements.

TESSERA TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(INFORMATION AS OF SEPTEMBER 30, 2003 AND/OR FOR THE NINE MONTHS

ENDED SEPTEMBER 30, 2003 AND SEPTEMBER 30, 2002 IS UNAUDITED)

NOTE 1 – THE COMPANY AND BASIS OF PRESENTATION

Tessera Technologies, Inc. (together with its subsidiary, herein referred to as “Tessera” or the “Company”) develops semiconductor packaging technology that meets the demand for miniaturization and increased performance of electronic products. The Company licenses its technology to its customers, enabling them to produce semiconductors that are smaller and faster, and incorporate more features. These semiconductors are utilized in a broad range of electronics products including digital cameras, MP3 players, personal computers, personal digital assistants, video game consoles and wireless phones.

The Company was first incorporated in the state of Delaware in May 1990, as the entity Tessera, Inc. Tessera, Inc. was formed to develop the Company’s proprietary semiconductor packaging technology and to promote the adoption of this technology in the semiconductor industry. In January 2003, in a corporate reorganization, each outstanding share of each class and series of Tessera Inc.’s capital stock was converted into a share of equivalent class and series of Tessera Technologies, Inc., a newly-formed Delaware corporation. Consequently, Tessera, Inc. became a wholly-owned subsidiary of Tessera Technologies, Inc. Tessera Technologies, Inc. is a non-operating holding company that has no assets other than its shares in Tessera, Inc. The financial position, results of operations and cash flows of Tessera, Inc. are the same as that of Tessera Technologies, Inc. when consolidated with Tessera, Inc. Since this was a reorganization of entities under common control, the financial statements are presented as if Tessera Technologies, Inc. was in existence for all periods presented.

The Company’s fiscal year ends on December 31. For quarterly reporting, the Company employs a 4-week, 4-week, 5-week reporting period. For purposes of presentation, the Company has indicated the third quarter of fiscal 2002 and 2003 as ending on the last day of the nearest calendar month.

Principles of consolidation

The consolidated financial statements include the accounts of Tessera Technologies, Inc. and its wholly owned subsidiaries, Tessera, Inc. and Tessera Technology Pte. Ltd. Tessera Technology Pte. Ltd was incorporated in the Republic of Singapore and completely dissolved during fiscal year 2002. All significant intercompany balances and transactions have been eliminated in consolidation.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Unaudited interim results

The accompanying consolidated balance sheet as of September 30, 2003, the consolidated income statements and consolidated statements of cash flows for the nine months ended September 30, 2002 and September 30, 2003 and the consolidated statement of stockholders’ deficit for the nine months ended September 30, 2003 are unaudited. The unaudited interim financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include

TESSERA TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

only normal recurring adjustments, necessary to present fairly the Company’s financial position and results of operations and cash flows for the nine months ended September 30, 2002 and September 30, 2003. The financial data and other information disclosed in these notes to financial statements related to the nine-month periods are unaudited. The results for the nine months ended September 30, 2003 are not necessarily indicative of the results to be expected for the year ending December 31, 2003 or for any other interim period or for any other future year.

Unaudited pro forma stockholders’ equity

If the offering contemplated by this prospectus is consummated, all of the mandatorily redeemable cumulative convertible preferred stock outstanding will automatically convert into 27,907,374 shares of common stock, based on the shares of mandatorily redeemable cumulative convertible preferred stock outstanding at September 30, 2003. Unaudited pro forma stockholders’ equity, as adjusted for the assumed conversion of the mandatorily redeemable cumulative convertible preferred stock, is set forth on the balance sheet.

Research and development costs

Research and development costs consist primarily of compensation and related costs for personnel as well as costs related to patent prosecution, materials, supplies and equipment depreciation. All research and development costs are expensed as incurred.

Stock split

On August 29, 2000, the Company’s Board of Directors authorized a 2-for-3 reverse split of its common stock effective on September 1, 2000 upon shareholder approval. The accompanying financial statements have been adjusted to retroactively reflect the stock split.

Foreign currency translation

The accounts of Tessera Technology Pte. Ltd., a foreign subsidiary which uses the local currency as its functional currency, are translated into U.S. dollars using year-end exchange rates for assets and liabilities, historical exchange rates for equity and average exchange rates during the period for revenues and expenses. The gains or losses resulting from translation are excluded from results of operations and are accumulated as a separate component of accumulated other comprehensive income (loss). Tessera Technology Pte. Ltd. was dissolved in fiscal 2002.

Fair value of financial instruments

The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties. The carrying amounts for cash and cash equivalents, short-term investments, accounts receivable, prepaid expenses and other current assets, accounts payable, and accrued liabilities approximate their respective fair values because of the short-term maturity of these items.

Cash and cash equivalents

The Company considers all highly liquid investments with a maturity of three months or less from the date of purchase to be cash equivalents.

TESSERA TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

Short-term investments

Marketable short-term investments are accounted for as available-for-sale. Short-term investments consist primarily of money market funds, U.S. government debt securities and commercial paper instruments. These investments are recorded at fair value, which approximates cost, with unrealized gains and losses, net of related taxes, reported as other comprehensive income (loss). Unrealized gains (losses) for the years ended December 31, 2000, 2001 and 2002, and the nine months ended September 30, 2002 and 2003 are $5,000, ($150,000), ($13,000), ($7,000) (unaudited) and ($36,000) (unaudited) respectively. Realized gains (losses) for the sale of available-for-sale securities are determined on a specific identification basis. Interests and dividends on securities classified as available-for-sale are included in interest and other income.

Concentration of credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash equivalents, short-term investments and accounts receivable.

The Company invests primarily in money market funds and high quality commercial paper instruments. Cash equivalents are maintained with high quality institutions, the composition and maturities of which are regularly monitored by management. The Company’s short-term investments consist of mutual funds invested primarily in money market funds, U.S. government debt securities and commercial paper instruments. The Company has classified all short-term investments as available-for-sale. The Company believes that the concentration of credit risk in its trade receivables is substantially mitigated by the Company’s evaluation process, relatively short collection terms and the high level of credit worthiness of its customers. The Company performs ongoing credit evaluations of its customers’ financial condition and limits the amount of credit extended when deemed necessary but generally requires no collateral.

The following table sets forth sales to customers comprising 10% or more of the Company’s total revenues from continuing operations for the periods indicated:

	Years Ended December 31,			Nine Months Ended September 30, (unaudited)
	2000	2001	2002	2002	2003
Customer

A	17%	—	—	—	—

B	14%	—	—	—	—

C	10%	—	—	—	—

D	10%	—	—	—	—

E	—	68%	23%	31%	29%

F	—	—	21%	—	—

G	—	—	—	20%	—

H	—	—	—	10%	—

The Company’s accounts receivable are concentrated with four customers at December 31, 2000, representing 30%, 24%, 19%, and 13% of aggregate gross receivables, one customer at December 31, 2001, representing 92% of aggregate gross receivables, and three customers at December 31, 2002, representing 31%, 22% and 14% of aggregate gross receivables. At September 30, 2003, the Company’s accounts receivable are concentrated with three customers representing 40%, 21% and 16% of aggregate gross receivables (unaudited).

TESSERA TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

Property and equipment

Property and equipment are recorded at cost and depreciated using the straight-line method over their estimated useful lives. Leasehold improvements are amortized over the shorter of the estimated useful life or the remaining term of the lease. Equipment held under capital lease is stated at the fair market value of the related asset and is amortized on a straight-line basis over the term of the lease. Repair and maintenance costs are charged to expense as incurred.

The depreciation and amortization periods for property and equipment are as follows:

Furniture and equipment	One to five years

Leasehold improvements	Three to four years

Capital leases	Three years

When property and equipment is sold or scrapped, the cost of the asset and the related accumulated depreciation or amortization is removed from the accounts and the resulting gain or loss on disposal is included in income or loss.

Long-lived assets

The Company reviews the recoverability of its long-lived assets, such as property and equipment, when events or changes in circumstances occur that indicate the carrying value of the asset or asset group may not be recoverable. The assessment of possible impairment is based on the Company’s ability to recover the carrying value of the asset or asset group from the expected future pre-tax cash flows, undiscounted and without interest charges, of the related operations. If these cash flows are less than the carrying value of such assets, an impairment loss is recognized for the difference between estimated fair value and carrying value. The measurement of impairment requires management to estimate future cash flows and the fair value of long-lived assets.

Income taxes

The Company accounts for its income taxes under the liability method. Under this method, deferred tax assets and liabilities are determined on the basis of the difference between income tax bases of assets and liabilities and their respective financial reporting amounts at enacted tax rates in effect for the periods in which the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to their realizable value when management cannot conclude based on available objective evidence, that it is more likely than not that the benefit will be realized for the deferred tax assets.

Revenue recognition

The Company accounts for its revenues under the provisions of Staff Accounting Bulletin No. 101, “Revenue Recognition in Financial Statements” (“SAB 101”). Under the provisions of SAB 101, the Company recognizes revenues when there is persuasive evidence of an arrangement, delivery has occurred, the fee is fixed and determinable, and collectibility of the resulting receivable is reasonably assured.

Intellectual property revenues

Intellectual property revenues include revenues from license fees and from royalty payments. Licensees typically pay a non-refundable license fee. Revenues from license fees are generally recognized at the time the

TESSERA TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

license agreement is executed by both parties. In some instances, the Company provides training to its licensees under the terms of the license agreement. The amount of training provided is limited and is incidental to the licensed technology. Accordingly, in instances where training is provided under the terms of a license agreement, a portion of the license fee is deferred until such training has been provided. The amount of revenues deferred is the estimated fair value of the services, which is based on the price the Company charges for similar engineering services when they are sold separately. These revenues are reported as service revenues. Semiconductor manufacturers and assemblers pay on-going royalties on their shipment of semiconductors incorporating the Company’s intellectual property. Royalties under the Company’s royalty-based technology licenses are generally based upon either unit volumes of semiconductors shipped using the Company’s technology or a percent of the net sales price. Licensees generally report shipment information 30 to 60 days after the end of the quarter in which such activity takes place. As there is no reliable basis on which the Company can estimate its royalty revenues prior to obtaining these reports from the licensees, the Company recognizes royalty revenues on a one-quarter lag. In some cases, licensees pre-pay a portion of future royalty obligations. These amounts are deferred and recognized as future royalty obligations are reported by the licensee.

Other intellectual property revenues

Other intellectual property revenues are royalty payments received through license negotiations or the resolution of patent disputes. Such negotiations arise when it comes to the Company’s attention that a third party is infringing on patents or a current licensee is not paying to the Company royalties that it is entitled to. Other intellectual property revenues represent the portion of royalty payments received through such license negotiations or resolution of patent disputes, which relate to previous periods and are based on historical production volumes.

Revenues are recognized upon execution of the agreement by both parties, provided that the amounts are fixed or determinable, there are no significant Company obligations and collection is reasonably assured. The Company does not recognize any revenues prior to execution of the agreement as there is no reliable basis on which the Company can estimate the amounts for royalties related to previous periods or assess collectibility.

Service revenues

The Company utilizes the completed-contract and the percentage-of-completion methods of accounting for both commercial and government contracts, dependent upon the type of the contract. The completed-contract method of accounting is used for fixed-fee contracts with relatively short delivery times. Revenues from fixed-fee contracts are recognized upon acceptance by the customer or in accordance to the contract specifications, assuming: title and risk of loss has transferred to the customer; prices are fixed and determinable; no significant Company obligations remain; and collection of the related receivable is reasonably assured.

The Company uses the percentage-of-completion method of accounting for cost reimbursement-type contracts, which generally specify the reimbursable costs and a certain billable fee amount. Under the percentage-of-completion method, revenues recognized are that portion of the total contract price equal to the ratio of costs expended to date to the anticipated final total costs based on current estimates of the costs to complete the projects. If the total estimated costs to complete a project were to exceed the total contract amount, indicating a loss, the entire anticipated loss would be recognized immediately. Revenues, including estimated earned fees, under cost reimbursement-type contracts are recognized as costs are incurred, assuming that the fee is fixed or determinable and collection is reasonably assured.

Claims made for amounts in excess of the agreed contract price are recognized only if it is probable that the claim will result in additional revenue and the amount of additional revenue can be reliably estimated.

TESSERA TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

Stock-based compensation

The Company’s employee stock option plan is accounted for in accordance with Accounting Principles Board No. 25, “Accounting for Stock Issued to Employees,” (“APB 25”) and complies with the disclosure provisions of Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”), and Statement of Financial Accounting Standards No. 148, “Accounting for Stock-Based Compensation, Transition and Disclosure” (“SFAS 148”). Expense associated with stock-based compensation is amortized on an accelerated basis over the vesting period of the individual award consistent with the method described in Financial Accounting Standards Board Interpretation No. 28, “Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans, an Interpretation of APB Opinions No. 15 and 25” (“FIN 28”).

The Company accounts for stock issued to non-employees in accordance with the provisions of SFAS 123 and Emerging Issues Task Force Consensus No. 96-18, “Accounting for Equity Instruments That are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services” (“EITF 96-18”). Under SFAS 123 and EITF 96-18, stock option awards issued to non-employees are accounted for at fair value using the Black-Scholes option-pricing model. The Company believes that the fair value of the stock options are more reliably measured than the fair value of the services received. The fair value of each non-employee stock award is remeasured at each period end until a commitment date is reached, which is generally the vesting date.

The following table illustrates the effect on net loss attributable to common stockholders and net loss per common share if the Company had applied the fair value recognition provisions of SFAS 123 to stock-based employee compensation. The estimated fair value of each Company option is calculated using the Black-Scholes option-pricing model (in thousands except per share amounts):

	Years Ended December 31,			Nine Months Ended September 30, (unaudited)
	2000	2001	2002	2002	2003

Net income (loss) attributable to common stockholders — as reported	$(45,711)	$(19,965)	$(6,402)	$(5,461)	$73

Plus: Stock-based employee compensation expense determined under APB 25, included in reported net loss attributable to common stockholders	13,276	1,364	1,942	1,642	1,008

Less: Stock-based employee compensation expense determined under fair value based method	(16,986)	(7,447)	(3,077)	(2,488)	(1,488)

Net loss attributable to common stockholders — as adjusted	$(49,421)	$(26,048)	$(7,537)	$(6,307)	$(407)

Basic and diluted net income (loss) per common share:

As reported	$(8.45)	$(3.18)	$(0.94)	$(0.81)	$0.01

As adjusted	$(9.13)	$(4.15)	$(1.11)	$(0.93)	$(0.06)

Comprehensive income (loss)

Comprehensive income (loss) is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. Comprehensive income (loss) includes foreign currency translation adjustments arising from the consolidation of the Company’s foreign subsidiary and unrealized gains and losses on the Company’s short-term investments. Comprehensive income (loss) is disclosed in the Consolidated Statements of Stockholders’ Deficit.

TESSERA TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

Net income (loss) per share

The Company reports both basic net income (loss) attributable to common stockholders per common share, which is based upon the weighted average number of common shares outstanding excluding returnable shares, and diluted net income (loss) attributable to common stockholders per common share, which is based on the weighted average number of common shares outstanding and dilutive potential common shares outstanding.

The following table sets forth the computation of basic and diluted net income (loss) attributable to common stockholders per share (in thousands, except per share amounts):

	Years Ended December 31,			Nine Months Ended September 30, (unaudited)
	2000	2001	2002	2002	2003
Numerator:
Net income (loss) from continuing operations	$(34,259)	$(8,201)	$6,539	$4,245	$6,260
Less: Cumulative preferred stock dividends in arrears	(10,347)	(11,764)	(12,941)	(9,706)	(6,187)
Deemed preferred stock dividend	(1,284)	—	—	—	—

Net loss from continuing operations attributable to common stockholders	(45,890)	(19,965)	(6,402)	(5,461)	73
Recovery on disposal of discontinued operations, net of tax	179	—	—	—	—

Net loss attributable to common stockholders	$(45,711)	$(19,965)	$(6,402)	$(5,461)	$73

Denominator:
Weighted-average common shares outstanding	5,560	6,413	6,842	6,822	6,862
Less: Unvested common shares subject to repurchase	(149)	(131)	(58)	(44)	(11)

Total shares; basic	5,411	6,282	6,784	6,778	6,851
Effect of dilutive securities
Add: Stock options and warrants	—	—	—	—	4,728
Unvested common shares subject to repurchase	—	—	—	—	11

Total shares; diluted	5,411	6,282	6,784	6,778	11,590

Net income (loss) from continuing operations attributable to common stockholders per common share, basic	$(8.48)	$(3.18)	$(0.94)	$(0.81)	$0.01
Recovery on disposal of discontinued operations per common share, basic	0.03	—	—	—	—

Net income (loss) per common share, basic	$(8.45)	$(3.18)	$(0.94)	$(0.81)	$0.01

Net income (loss) from continuing operations attributable to common stockholders per common share, diluted	$(8.48)	$(3.18)	$(0.94)	$(0.81)	$0.01
Recovery on disposal of discontinued operations per common share, diluted	0.03	—	—	—	—

Net income (loss) per common share, diluted	$(8.45)	$(3.18)	$(0.94)	$(0.81)	$0.01

TESSERA TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

The following outstanding mandatorily redeemable cumulative convertible preferred stock and warrants, common stock warrants, common stock options, and employee stock options were excluded from the computation of diluted net income per share as they had an antidilutive effect (in thousands):

	Years Ended December 31,			Nine Months Ended September 30, (unaudited)
	2000	2001	2002	2002	2003

Mandatorily redeemable cumulative convertible preferred stock (assuming conversion, using appropriate conversion ratio, to common shares)	24,979	25,545	25,555	25,544	25,530

Mandatorily redeemable cumulative convertible preferred stock warrants (assuming conversion, using appropriate conversion ratio, to common shares)	344	344	278	278	28

Common warrants	584	524	417	471	252

Stock options	5,413	5,589	6,846	6,697	292

Recent accounting pronouncements

In July, 2002, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” which addresses the recognition, measurement, and reporting of costs associated with exit or disposal activities. SFAS No. 146 requires the recognition of a liability for a disposal activity, including those related to employee termination benefits and obligations under operating leases and order contracts, and that the liability be recognized when incurred and not necessarily on the date of an entity’s commitment to an exit plan. SFAS No. 146 also establishes that the initial measurement of a liability be based on fair value. The provisions of SFAS No. 146 are effective for exit or disposal activities that are initiated after December 31, 2002. The Company has not had any exit or disposal activities since the adoption of the standard.

In November 2002, the FASB issued FASB Interpretation (“FIN”) No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” FIN No. 45 requires that a liability be recorded in the guarantor’s balance sheet upon issuance of a guarantee. In addition, FIN No. 45 requires disclosures about the guarantees that an entity has issued, including a reconciliation of changes in the entity’s product warranty liabilities. The initial recognition and initial measurement provisions of FIN No. 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor’s fiscal year-end. The disclosure requirements of FIN No. 45 are effective for financial statements of interim or annual periods ending after December 15, 2002. The adoption of this standard did not have any material impact on the Company financial position or results of operations.

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation, Transition and Disclosure.” SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS No. 148 also requires that disclosures of the pro forma effect of using the fair value method of accounting for stock-based employee compensation be displayed more prominently and in a tabular format. Additionally, SFAS No. 148 requires disclosure of the pro forma effect in interim financial statements. The transition and annual disclosure requirements of SFAS No. 148 are effective for fiscal years ended after December 15, 2002. The interim disclosure requirements are effective for interim periods ending after December 15, 2002. The Company has applied the disclosure provisions of SFAS No. 148.

TESSERA TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

In January 2003, the FASB issued FIN No. 46, “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51.” FIN No. 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN No. 46 is effective immediately for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN No. 46 must be applied for the first interim or annual period beginning after June 15, 2003. The Company believes that the adoption of this standard will have no material impact on its financial position or results of operations.

In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” SFAS No. 149 amends and clarifies financial accounting and reporting of derivative instruments and hedging activities under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” SFAS No. 149 amends SFAS No. 133 for decisions made: (i) as part of the Derivatives Implementation Group process that require amendment to SFAS No. 133; (ii) in connection with other FASB projects dealing with financial instruments; and (iii) in connection with the implementation issues raised related to the application of the definition of a derivative. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003 and for designated hedging relationships after June 30, 2003. The Company believes that the adoption of SFAS No. 149 will not have a material impact on its financial position or results of operations.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” The Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity and further requires that an issuer classify as a liability (or an asset in some circumstances) financial instruments that fall within its scope because that financial instrument embodies an obligation of the issuer. Many of such instruments were previously classified as equity. The statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Company believes that the adoption of this standard will not have a material impact on its financial position or results of operations.

In November 2002, the Emerging Issues Task Force (“EITF”) reached a consensus on Issue No. 00-21 (“EITF No. 00-21”), “Multiple-Deliverable Revenue Arrangements.” EITF No. 00-21 addresses how to account for arrangements that may involve the delivery or performance of multiple products, services, and/or rights to use assets. The consensus mandates how to identify whether goods or services or both that are to be delivered separately in a bundled sales arrangement should be accounted for separately because they are separate units of accounting. The guidance can affect the timing of revenue recognition for such arrangements, even though it does not change rules governing the timing or pattern of revenue recognition of individual items accounted for separately.

The final consensus, concluded in May 2003, will be applicable to agreements entered into in fiscal years beginning after June 15, 2003 with early adoption permitted. Additionally, companies will be permitted to apply the consensus guidance to all existing arrangements as the cumulative effect of a change in accounting principle in accordance with APB No. 20, “Accounting Changes.” The Company is still assessing the impact of EITF No. 00-21, but at this point believes that its adoption will not have a material impact on its financial position or results of operations.

TESSERA TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

NOTE 3 – COMPOSITION OF CERTAIN FINANCIAL STATEMENT CAPTIONS

Property and equipment consists of the following (in thousands):

	December 31,		September 30, 2003 (unaudited)
	2001	2002

Furniture and equipment	$8,993	$9,245	$8,998

Leasehold improvements	1,096	1,220	1,212

	10,089	10,465	10,210

Less: Accumulated depreciation and amortization	(8,392)	(9,245)	(8,467)

	$1,697	$1,220	$1,743

Depreciation and amortization expense for the years ended December 31, 2000, 2001 and 2002, and the nine months ended September 30, 2003 amounted to $2,910,000, $2,757,000, $927,000, and $654,000 (unaudited), respectively.

Accrued liabilities consist of the following (in thousands):

	December 31,		September 30, 2003 (unaudited)
	2001	2002

Employee compensation and benefits	$1,063	$1,442	$1,333

Legal fees	7,884	281	1,618

Other	123	289	272

	$9,070	$2,012	$3,223

NOTE 4 – MANDATORILY REDEEMABLE CUMULATIVE CONVERTIBLE PREFERRED STOCK

The Company has authorized 39,293,571 shares of preferred stock, designated in series. A summary of mandatorily redeemable convertible preferred stock (“preferred stock”) at December 31, 2002 and September 30, 2003 (unaudited) is as follows (in thousands):

	December 31, 2002
	Shares		Proceeds Net of Issuance Costs	Liquidation Amount
	Authorized	Outstanding

Series A	4,000	1,897	$1,423	$1,894

Series B	8,000	7,534	8,472	11,282

Series C	10,000	5,601	20,741	27,751

Series D	5,594	5,594	33,929	55,838

Series E	4,000	3,922	26,368	39,054

Series E-1	667	576	5,067	6,529

Serial Preferred	3,333	—	—	—

	35,594	25,124	$96,000	$142,348

TESSERA TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

	September 30, 2003 (unaudited)
	Shares		Proceeds Net of Issuance Costs	Liquidation Amount
	Authorized	Outstanding

Series A	4,000	1,897	$1,423	$1,989

Series B	8,000	7,562	8,472	11,878

Series C	10,000	5,065	18,731	26,330

Series D	5,594	5,563	33,697	58,307

Series E	5,367	4,599	31,334	47,720

Series F	3,000	2,760	—	27,600

Serial Preferred	3,333	—	—	—

	39,294	27,446	$93,657	$173,824

During the first quarter of fiscal 2000, the Company issued 3,921,970 shares of Series E preferred stock at a price of $7.50 per share.

In August 2000, the Company issued 575,562 shares of Series E-1 preferred stock at a price of $9.00 per share, for proceeds of approximately $5,180,000. The fair value of the common stock issuable upon conversion of the Series E-1 preferred stock exceeds the carrying value of the Series E-1 preferred stock, resulting in a beneficial conversion feature of $1,284,000. The preferred stockholders have the right to immediately convert their preferred shares at their option. As a result, the beneficial conversion feature was recognized immediately as a charge to net loss, in accordance with EITF No. 98-5, “Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios.”

During the nine months ended September 30, 2003, the Company repurchased 535,998, 30,832, 13,332 and 128 shares of Series C, D, E and E-1 preferred stock, respectively (unaudited). The repurchased shares were cancelled by the Company.

The preferred stock has the following rights and characteristics:

Voting

Each share of the Series A, B, C, D, E and E-1 preferred stock has voting rights equal to that of common stock on an as-if-converted basis.

Dividends

In December 1996, the stockholders approved an amendment to the Certificate of Incorporation. Under the amended Certificate of Incorporation, the accumulation of dividends for all series of preferred stock was suspended for three years starting from December 27, 1996. Accordingly, the holders of Series A, B, C, D, E and E-1 preferred stock became entitled to dividends beginning December 28, 1999 at a rate of 10% per annum of such stock compounded on a yearly basis, and payable only when and if declared by the Board of Directors. (See Note 13)

In February 1997, the Company declared a dividend on its Series A, B, and C preferred stock, representing the cumulative accrued dividend as of December 26, 1996 and amounting to $6,620,000. Stockholders exercised

TESSERA TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

their option to convert $6,340,000 of the declared dividend into Series D preferred stock at a per share price of $7.50. The remaining $280,000 of dividends, which was a return of invested capital, was paid in cash during 1997.

At December 31, 2001 and 2002 and September 30, 2003, accumulated dividends in arrears for all series of preferred stock amounted to $22,111,000, $35,052,000 and $0 (unaudited), respectively. (See Note 13)

Liquidation

In the event of liquidation, the holders of the Series E and E-1 preferred stock are entitled to receive their original issuance price of $7.50 and $9.00 per share, respectively, plus an amount equal to all declared but unpaid dividends, prior and in preference to any distribution to the holders of Series A, B, C and D preferred stock and common stock. In the event of liquidation, the holders of the Series A, B, C, and D preferred stock are entitled to receive their original issuance prices of $0.75, $1.125, $3.75 and $7.50 per share, respectively, plus an amount equal to all declared but unpaid dividends, prior and in preference to any distribution to the holders of common stock.

A sale of all or substantially all of the Company’s assets is treated as a liquidation, dissolution or winding up, and a merger or consolidation of the Company with another entity or entities is treated as a liquidation, dissolution or winding up unless following such transaction, the Company’s stockholders immediately before such transaction directly or indirectly own, in the aggregate, more than 50% of the total voting power of the surviving or acquiring entity or entities. This stock is therefore considered mandatorily redeemable. If, upon the occurrence of such an event, the assets to be distributed among the holders of preferred stock shall be insufficient to pay the full preferential amounts to all holders of preferred stock, then the Company’s entire remaining assets, or proceeds thereof, legally available for distribution shall be distributed ratably among the holders of preferred stock in accordance with their preference and in proportion to the full preferential amount each holder is entitled to receive.

Conversion

Each share of Series A, B, C, D, E and E-1 preferred stock is convertible at the option of the holder into one share of common stock, with the exception of 3,384,112 shares of Series B preferred stock which are convertible into 1.136 shares of common stock.

All issued and outstanding shares of Series A, B, C, D, E and E-1 preferred stock will automatically convert upon the consummation of a qualified public offering, which is a public offering of shares of common stock at a price per share which for the periods presented is not less than $7.50. (See Note 13)

Shares of common stock reserved for issuance upon conversion of the preferred stock amounted to 25,585,146 at December 31, 2002, and 27,907,374 at September 30, 2003 (unaudited).

The Company has entered into two registration rights agreements. The first agreement is with the holders of Series A, B and C preferred stock, certain warrants and certain common stock. The second agreement is with the holders of Series D, E and E-1 preferred stock and certain warrants. In general, both agreements provide “piggyback” registration rights on the Company’s primary offerings, demand registration rights under certain circumstances and certain rights to demand registration on Form S-3. Certain of these registration rights terminate when the shares can be sold under Rule 144(k). In addition, the Company has agreed to pay many of the expenses associated with the exercise of these registration rights, and both agreements contain restrictions on the transfer of these registration rights.

TESSERA TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

NOTE 5 – PREFERRED AND COMMON STOCK WARRANTS

On February 4, 2000, in connection with the issuance of Series E preferred stock, the Company issued warrants to a financial advisor to purchase 235,321 shares of common stock at an exercise price of $7.50 per share. The warrants expired the earlier of 2005 or 24 months following a qualified public offering. The warrants include rights and provisions similar to those granted to the holders of Series E preferred stock. The Company determined the fair value of the warrants to be $876,000, based on the Black-Scholes option-pricing model and the amount has been recognized immediately as stock issuance costs.

On July 1, 2000, the Company issued warrants to purchase 16,666 shares of the Company’s common stock at an exercise price of $9.00 per share in connection with the issuance of Series E-1 preferred stock. The warrants expire the earlier of 2005 or 24 months following a qualified public offering. The warrants include rights and provisions similar to those granted to the holders of Series E preferred stock. The Company determined the fair value of the warrants to be $133,000 using the Black-Scholes option-pricing model and the amount has been recognized immediately as stock issuance costs.

On August 29, 2000, the Company issued warrants to consultants to purchase an aggregate of 240,000 shares of the Company’s common stock, at an exercise price of $4.50 per share. The warrants expired unexercised in August 2002.

During 2001, warrants to purchase 40,833 shares of Series C preferred stock at an exercise price of $4.65 and 25,000 shares common stock at an exercise price of $0.35 were exercised.

At December 31, 2002, the Company has reserved 248,253 and 258,685 shares of preferred stock and common stock, respectively, for the exercise of warrants.

At September 30, 2003, the Company has reserved 104,011 (unaudited) and 251,986 (unaudited) shares of preferred stock and common stock, respectively, for the exercise of warrants.

NOTE 6 – STOCK OPTIONS

The 1991 Plan

In November 1991, the Company adopted the 1991 Stock Option Plan (the “1991 Plan”). Under the 1991 Plan, incentive stock options may be granted to the Company’s employees at an exercise price of no less than 100% of the fair value on the date of grant, and nonstatutory stock options may be granted to the Company’s employees, non-employee directors, and consultants at an exercise price of no less than 85% of the fair value. In the case of incentive stock options, when the optionees own stock representing more than 10% of the voting power of all classes of stock of the Company, the exercise price shall be no less than 110% of the fair value on the date of grant. All options granted to date under the 1991 Plan have been granted at an exercise price equal to the fair value of the Company’s common stock on the date of grant. Options granted under the 1991 Plan generally have a term of ten years from the date of grant and vest over a four year period. After December 1996, no further options were granted from this plan.

The 1991 Plan permits the granting of stock appreciation rights (“SAR”) in connection with any option granted thereunder. In lieu of exercising a stock option, SAR holders are entitled, upon exercise of a SAR, to receive cash or common shares or a combination thereof in an amount equal to the excess of the market value of such vested shares on the date of exercise over the option price. The Company has never issued any SARs.

TESSERA TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

The 1996 Plan

In December 1996, the Company adopted the 1996 Stock Option Plan (the “1996 Plan”). Under the 1996 Plan, incentive stock options may be granted to the Company’s employees at an exercise price of no less than 100% of the fair value on the date of grant, and nonstatutory stock options may be granted to the Company’s employees, non-employee directors, and consultants at an exercise price of no less than 85% of the fair value. In both cases, when the optionees own stock representing more than 10% of the voting power of all classes of stock of the Company, the exercise price shall be no less than 110% of the fair value on the date of grant. For options granted with an exercise price below fair market value, a stock-based compensation charge has been determined. Options granted under the 1996 Plan generally have a term of ten years from the date of grant and vest over a four year period. Shares issued in connection with the exercise of unvested options are subject to repurchase by the Company until such options would have vested. After February 1999, no further options were granted from this plan.

The 1999 Plan

In February 1999, the Company adopted the 1999 Stock Option Plan (“1999 Plan”), which was approved by the stockholders in May 1999. The terms of the 1999 Plan are similar to the terms of the 1996 Plan.

On April 16, 2002, the Board of Directors reserved an aggregate of 9,000,000 shares of the Company’s common stock for issuance under the 1999 Plan. After February 2003, no further options were granted from this plan. Shares underlying options that have been cancelled will be regranted under 2003 Plan.

The 2003 Plan

In February 2003, the Board of Directors adopted, and the Company stockholders approved, the 2003 Equity Incentive Plan (the “2003 Plan”). The terms of the 2003 Plan are similar to the terms of the 1999 Plan (unaudited) (see Note 13).

TESSERA TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

A summary of all option activity is presented below (number of shares in thousands):

		Options Outstanding
	Shares Available	Number of Shares	Weighted Average Exercise Price

Balance at December 31, 1999	1,386	5,211	$1.98

Additional shares authorized	1,200	—	—

Options granted	(2,586)	2,586	2.90

Options exercised	—	(707)	2.07

Options canceled	219	(269)	2.55

Balance at December 31, 2000	219	6,821	2.31

Additional shares authorized	1,229	—	—

Options granted	(2,757)	2,757	2.33

Options exercised	—	(202)	1.66

Options canceled	2,346	(2,554)	2.71

Balance at December 31, 2001	1,037	6,822	2.17

Additional shares authorized	2,000	—	—

Options granted	(2,115)	2,115	3.25

Options exercised	—	(384)	1.48

Options canceled	267	(349)	2.83

Balance at December 31, 2002	1,189	8,204	2.45

Options granted (unaudited)	(1,157)	1,157	4.63

Options exercised (unaudited)	—	(92)	2.26

Options canceled (unaudited)	484	(517)	3.55

Balance at September 30, 2003 (unaudited)	516	8,752	$2.61

At December 31, 2002, only the cancellations under the 1999 Plan are recorded as available for grant. Based on a Board of Directors decision, cancellations under the 1991 and 1996 Plans are not considered available for grant.

The following table summarizes information about stock options outstanding and exercisable under all plans at December 31, 2002 (number of shares in thousands):

	Options Outstanding
	Number of Shares	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price	Options Exercisable
				Number of Shares	Weighted Average Exercise Price

Range of exercise prices:

$0.15-$0.53	210	2.84	$0.18	210	$0.18

$1.50	2,473	6.20	1.50	2,139	1.50

$1.65	164	4.34	1.65	164	1.65

$2.10	2,139	8.44	2.10	686	2.10

$2.25-$9.60	3,218	8.05	3.60	1,047	3.93

$0.15-$9.60	8,204	7.39	$2.45	4,246	$2.14

TESSERA TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The Black-Scholes model, as well as other currently accepted option valuation models, was developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, and these assumptions differ significantly from the characteristics of Company stock option grants. The following weighted average assumptions, together with the minimum value method as prescribed by SFAS 123, are used to estimate the fair value of stock option grants in 2000, 2001, 2002 and the nine month periods ended September 30, 2002 and September 30, 2003:

	Year Ended December 31,			Nine Months Ended September 30, (unaudited)
	2000	2001	2002	2002	2003

Expected life (years)	5	5	5	5	5

Risk-free interest rate	5.90%	5.00%	4.05%	4.16%	2.99%

Dividend yield	0%	0%	0%	0%	0%

As the determination of the fair value of all options granted after such time the Company becomes a public company will include an expected volatility factor in addition to the factors described in the preceding table, the pro forma net income (loss) (see Note 2) may not be representative of future periods. The weighted-average fair value of options on their date of grant were $7.52, $0.50, $0.59 and $0.50 for the years ended December 31, 2000, 2001 and 2002 and the nine months ended September 30, 2003 (unaudited), respectively.

Stock-based compensation

The Company applies APB 25 accounting to its stock-based compensation plans.

During fiscal 1996 and 1997, the Company issued 2,945,000 options to employees. Due to the difference between the exercise price and the estimated fair value of common stock, $1,761,000 of compensation expense is to be amortized over the vesting period of four years. The Company recognized related compensation expense of $178,000 and $28,000 during fiscal year 2000 and 2001, respectively. The exercise prices of all other options granted during these years were equal to the fair value of the common stock as determined by management at the date of grant.

During fiscal 1999, the Company issued 2,262,000 options to employees and non-employee directors. Due to the difference between the exercise price and the estimated fair value of common stock, $696,000 of compensation expense is to be amortized over the vesting period of four years. The Company recognized compensation expense of $3,579,000, $623,000, $489,000 and $111,000 (unaudited) during fiscal 2000, 2001, 2002, and nine months ended September 30, 2003, respectively.

During fiscal 2000, the Company issued 2,548,000 options to employees and non-employee directors. Due to the difference between the exercise price and the estimated fair value of common stock, $17,200,000 of compensation expense is to be amortized over the vesting period of four years. During fiscal 2000, the Company recognized compensation expense of $7,324,000. During fiscal 2001, the Company recorded a net reversal of compensation expense of $238,000, mainly related to the cancellation of unvested options. During fiscal 2002, the Company recognized compensation expense of $1,145,000. During nine month ended September 30, 2003, the Company recognized compensation expense of $351,000 (unaudited).

During fiscal 2001, the Company issued 2,420,000 options to employees and non-employee directors. All options granted during this year had exercise prices that were equal to the fair value of the common stock as determined by management at the date of grant.

TESSERA TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

During fiscal 2002, the Company issued 2,072,000 options to employees and non-employee directors. All options granted during this year had exercise prices that were equal to the fair value of the common stock as determined by management at the date of grant.

During the nine-month periods ended September 30, 2003, the company issued 1,144,000 (unaudited) options to employees and non-employee directors. Due to the difference between the exercise price with the estimated fair value of the common stock, $90,000 (unaudited) of compensation expense is to be amortized over the vesting period of four years. The Company recognized related compensation expense of $35,000 (unaudited) during the nine-month periods ended September 30, 2003.

Stock-based compensation expense related to stock options granted to non-employees is recognized as services are rendered. At each reporting date, the Company revalues the stock-based compensation expense related to unvested non-employee options using the Black-Scholes option-pricing model. As a result, stock-based compensation expense will fluctuate with changes in the fair market value of the Company’s common stock. In connection with the grant of stock options to consultants, the Company recognized stock-based compensation expense of $2,195,000, $951,000, $308,000 and $511,000 (unaudited) during fiscal 2000, 2001 and 2002, and the nine months ended September 30, 2003, respectively.

The Company has adopted the disclosure-only provision of SFAS 123. If the Company had elected to recognize compensation expense under SFAS 123, net loss attributable to common stockholders in 2000, 2001 and 2002 would have increased by $3,710,000, $6,083,000 and $1,135,000, respectively. The net loss attributable to common stockholders for the nine months ended September 30, 2002 would have increased by $846,000 (unaudited). The net income attributable to common stockholders for the nine months ended September 30, 2003 would have turned into a net loss of $(407,000).

NOTE 7 – BENEFIT PLAN

In November 1995, the Company established a 401(k) plan that allows voluntary contributions by all employees upon their hire date. Eligible employees may elect to contribute up to the maximum amount allowed under Internal Revenue Service regulations. The Company does not currently match employee contributions. Related to the 401(k) plan, the Company recognized expense of approximately $5,000, $8,000, $10,000 and $17,000 (unaudited) during the years ended December 31, 2000, 2001 and 2002, and the nine months ended September 30, 2003, respectively.

NOTE 8 – INCOME TAXES

For the twelve months ended December 31, 2002, the Company recorded a provision of $1,318,000 for foreign taxes. For the nine months ended September 30, 2003, the Company recorded a provision of $1,261,000 consisting of $148,000 of federal Alternative Minimum Tax (“AMT”) and foreign withholding tax of $1,113,000 (unaudited).

No provision for federal or state income taxes has been recorded for the years ended December 31, 2000, 2001 and 2002 as the Company incurred net operating losses. A provision of $148,000 (unaudited) for federal AMT has been recorded for the nine months ended September 30, 2003. The provision for foreign taxes for the year ended December 31, 2002 and the nine months ended September 30, 2003 relate solely to foreign withholding taxes paid on royalty revenues earned in foreign jurisdictions.

TESSERA TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

Deferred tax assets are related to the following (in thousands):

	December 31,
	2001	2002

Net operating loss carryforwards	$20,125	$23,166

Research credits	3,703	2,876

Expenses not currently deductible	9,260	2,851

Capitalized research and development costs	—	1,252

	33,088	30,145

Less: Valuation allowance	(33,088)	(30,145)

	$—	$—

Management believes that, based on a number of factors, the available objective evidence creates sufficient uncertainty regarding the realizability of the deferred tax assets such that a full valuation allowance has been recorded. These factors include the Company’s history of losses, recent increases in expense levels, the fact that the market in which the Company operates is intensely competitive and characterized by rapidly changing technology, the lack of carryback capacity to realize deferred tax assets, and the uncertainty regarding market acceptance of the Company’s technology. The Company will continue to assess the realizability of the deferred tax assets in future periods.

A reconciliation of the statutory U.S. federal income tax rate to the Company’s effective income tax rate is as follows:

	Years Ended December 31,			Nine Months Ended September 30, 2003 (unaudited)
	2000	2001	2002

Federal statutory income tax rate	(34.0)%	(34.0)%	34.0%	34.0%

State taxes, net of federal income tax benefit	11.1	11.1	5.3	5.3

Stock-based compensation	5.8	5.8	8.4	4.8

Foreign rate differential	0.0	0.0	16.8	15.6

Credits	(3.2)	(3.2)	(0.4)	(0.4)

Losses not benefited	20.0	20.0	(48.9)	(42.7)

Other	0.3	0.3	1.6	0.2

Effective income tax rate	0.0%	0.0%	16.8%	16.8%

The Company had federal net operating loss carryforwards of approximately $64,862,000 and state net operating loss carryforwards of approximately $19,074,000 at December 31, 2002. The difference between the federal and state net operating loss carryforwards is attributable to the capitalization of research and development costs for state purposes only. These operating loss carryforwards began to expire on various dates beginning in 2002, and will continue to expire through 2021.

Pursuant to the Internal Revenue Code, the amount of and the benefit from net operating losses that can be carried forward may be impaired in certain circumstances. Events which may cause changes in the Company’s

TESSERA TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

tax carryovers include, but are not limited to, a cumulative ownership change of more than 50% over a three year period. The Company experienced such a change in 1996. However, due to operation of law, the limitation carryforward is such that at December 31, 2002 losses limited due to said change are now able to be fully utilized against future tax profits, if any.

NOTE 9 – COMMITMENTS AND CONTINGENCIES

Lease Commitments

The Company leases equipment under capital leases. Interest rates on capital leases range from 12% to 33%.

On February 17, 1999, the Company entered into a sale leaseback arrangement. The Company contracted to sell assets for net proceeds of $1,496,000 in cash in exchange for entering into a lease with an initial term of 36 months and with monthly rental payments of $52,000.

The sale leaseback arrangement requires the Company to comply with various financial covenants. At December 31, 2000 and 2001, the Company was not in compliance with the minimum revenue covenant, but received a waiver from its lender for the full period of non-compliance.

At December 31, 2002, the Company paid off the remaining capital lease obligations in the amount of $272,000.

The Company leases its facility under an operating lease which expires in 2005. As of December 31, 2002, future minimum lease payments are as follows (in thousands):

2003	$540

2004	533

2005	133

$1,206

Contingencies

On February 1, 2000, Texas Instruments (“TI”) initiated a declaratory judgment action in the U.S. District Court for the Central District of California against the Company regarding the Company’s U.S. Patents Nos. 5,852,326, 5,679,977 and 5,347,159. On March 13, 2000, the Company responded by denying the allegations and filing a counterclaim alleging infringement of the Company’s U.S. Patents 5,852,326 and 5,679,977 and breach of contract for failing to pay royalties on products Texas Instruments made that were covered by these patents and by a license agreement between them. On June 2, 2000, the lawsuit was transferred to the U.S. District Court for the Northern District of California (Texas Instruments, Inc. v. Tessera, Inc., Civ. No. 00-2114CW ) and the dispute was narrowed to the 5,852,326 and 5,679,977 patents.

On December 31, 2001, the Company and TI entered into an agreement to settle the parties’ disputes regarding the 1996 License Agreement and TI’s alleged infringement of the 5,679,977 and 5,852,326 patents. The settlement resulted in a dismissal of the case on January 9, 2002. Under the terms of the settlement, the parties released each other from all pending claims and counterclaims. TI agreed to make a one-time payment to the Company for all claims between the parties arising from activities prior to January 1, 2002. The Company recognized payments related to 2001 as intellectual property revenues. The remaining portion of the settlement

TESSERA TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

relating to prior year royalty obligation was recognized as other intellectual property revenues. TI also executed a royalty-bearing license for certain semiconductor package types, which was recognized as intellectual property revenues in January 2002 as the License Agreement’s effective date is January 1, 2002.

On March 28, 2001, the Company filed two actions against Sharp for infringing the Company’s U.S. Patents 5,852,326 and 5,679,977, one in the U.S. District Court for the Northern District of California (Tessera, Inc. v. Sharp Corporation and Sharp Electronics Corporation, Civ. No. 00-20337 JW ) and one in the International Trade Commission (In re Certain Semiconductor Chips with Minimized Chip Package Size and Products Containing Same, ITC Inv. No. 337-TA-432). On September 25, 2001, an ITC administrative law judge found in a written decision that Sharp’s products infringed the Company’s patents and that the Company’s patents were not invalid and were enforceable. The full commission affirmed this decision on November 15, 2001. The parties settled both lawsuits on January 24, 2002.

The Company settled with Sharp, whose face-up chip-scale packages were determined to be in violation of the Company’s patents for semiconductor packaging. Under the terms of the settlement, the parties released each other from all pending claims and counterclaims. Sharp agreed to make a payment of $5,000,000 to the Company for all claims between the parties arising from activities before the execution of the Settlement Agreement. Upon execution of the Settlement Agreement, both parties entered into a royalty bearing Immunity Agreement covering certain semiconductor package types, which was recognized as intellectual property revenues and other intellectual property revenues. Following the execution of the Settlement Agreement, the parties asked the Commission to delay the entry of any exclusion and/or cease and desist orders to give the parties an opportunity to file a joint motion for termination of the investigation. The ITC investigation has now been terminated. The Company recognized payments related to 2002 as intellectual property revenues.

On December 6, 2002, Technology Funding Venture Partners V, An Aggressive Growth Fund, L.P., or Tech Funding, a stockholder of Tessera, Inc., made a written demand on Tessera, Inc. for the repurchase of 48,502 shares of Tessera, Inc.’s Common Stock and 444,444 shares of Tessera, Inc.’s Series B 10% Cumulative Convertible Preferred Stock, or Series B Stock, that Tech Funding held prior to the reorganization of Tessera, Inc. as a wholly-owned subsidiary of the Company. On May 12, 2003, Tech Funding filed a complaint against Tessera, Inc. as required by the California Corporations Code in order to perfect its rights as a dissenting shareholder in connection with the reorganization, and thereby to receive payment for its shares. On September 25, 2003, we and Tech Funding agreed to settle its dissenter’s claims by allowing Tech Funding to participate as a selling shareholder in this offering on the same terms as our other shareholders. On the same day, Tech Funding dismissed its compliant with prejudice, thereby terminating its rights as a dissenting shareholder.

On December 16, 2002, Samsung Electronics Company, Ltd. (“Samsung”) initiated a declaratory judgment action against the Company in the U.S. District Court for the Northern District of California seeking a declaratory judgment, alleging that: (1) it has not breached the license agreement it entered into with the Company in 1997 allegedly because its MWBGA, TBGA, FBGA, MCP and laminate PCB-based semiconductor chip packages are not covered by the license agreement and, therefore, it owes the Company no royalties for such packages; (2) the license agreement remains in effect because Samsung was not in breach for failing to pay royalties for such packages and, therefore, the Company’s termination of the license agreement was not effective; (3) its MWBGA, TBGA, FBGA, MCP and laminate PCB-based semiconductor chip packages do not infringe the Company’s U.S. Patents Nos. 5,852,326, 5,679,977, 6,433,419 and 6,465,893; (4) and these four Tessera patents are invalid and unenforceable. Samsung also seeks to recover its costs and attorney’s fees incurred in the action. Regarding the enforceability claim, Samsung has asserted that the Company is precluded from enforcing its patents on the grounds that: (1) the Company had a duty to disclose certain of its patents to JEDEC (a standards body); (2) the Company breached its duty of disclosure to JEDEC; and (3) as a result of the Company’s failure to

TESSERA TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

disclose these patents, it may not allege in this lawsuit that they cover Samsung’s products. This proceeding is in its preliminary stages, and we cannot predict its outcome. An adverse decision in this proceeding could significantly harm our business.

On February 18, 2003, the Company filed an answer in which the Company denies Samsung’s allegations, including its allegations that any of the Company’s patents are invalid or unenforceable. The Company also filed a counterclaim in which the Company alleges that: (1) Samsung has breached the license agreement by, among other things, failing to pay the Company royalties for the use of the Company’s U.S. Patents 5,852,326, 5,679,977, 6,433,419, 6,465,893, 5,950,304 and 6,133,627; (2) the Company’s termination of the 1997 license agreement was effective and the 1997 license agreement is terminated; and (3) Samsung and its U.S. subsidiaries Samsung Electronics America and Samsung Semiconductor, Inc. have infringed these six Tessera patents. The Company has denied Samsung’s enforceability allegations on several grounds, including that (1) the Company has satisfied the duty of disclosure to JEDEC as that duty has been defined by the Courts in other cases; and (2) Samsung expressly agreed in its 1997 license agreement with the Company to pay royalties for any of its products that are covered by the Company’s patents, which expressly precludes Samsung from arguing that it believed the Company’s patents are unenforceable against Samsung’s products. The Company further seeks to recover damages, up to treble the amount of actual damages, together with attorney’s fees and costs. The Company also seeks to enjoin Samsung and its U.S. subsidiaries from continuing to infringe these patents in the future. Samsung has continued to make payments under the Company’s license agreement and has responded by moving to dismiss the Company’s patent infringement counterclaims on the grounds that they are barred by existence of the 1997 license agreement. On August 11, 2003, the Court granted Samsung’s motion to dismiss the Company’s patent infringement counterclaims on the grounds that, pending the outcome of the current litigation, Samsung does not infringe because its activities are covered by the 1997 license agreement. The Company is seeking to appeal this ruling to the Federal Circuit. In the meantime, the Company is proceeding against Samsung with a breach of contract action with the Company’s infringement contentions being a central element of the action.

Discovery is ongoing and the trial is currently set for November 1, 2004.

NOTE 10 – SEGMENT AND GEOGRAPHIC INFORMATION

The Company has adopted Statement of Financial Accounting Standards No. 131 “Disclosure about Segments of an Enterprise and Related Information” (“SFAS 131”). Based on its operating management and financial reporting structure, the Company has determined that it has one reportable business segment: developing and licensing of advanced packaging technologies.

TESSERA TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

The Company’s revenues are generated from licensees headquartered in the following geographic regions (in thousands):

	Years Ended December 31,			Nine Months Ended (unaudited)
	2000	2001	2002	September 30, 2002	September 30, 2003

United States	$5,335	$21,173	$12,299	$7,570	$15,926

Taiwan	852	698	1,517	1,241	241

Korea	2,500	1,872	2,218	1,497	1,400

Japan	1,251	2,271	11,691	9,324	8,730

Europe	1,528	452	537	536	—

Other	14	549	8	8	347

	$11,480	$27,015	$28,270	$20,176	$26,644

All of the Company’s long-lived assets are located in the United States.

NOTE 11 – DISCONTINUED OPERATIONS

In December 1999, management of the Company put into effect a plan to sell Tessera Technology Pte., Ltd. (“TTPL”), its manufacturing facility in Singapore. On April 17, 2000, a Binding Memorandum of Understanding was signed to sell the assets of TTPL for total proceeds of approximately $5,000,000, the estimated net book value of the assets at that date. The sale was completed on June 19, 2000. In connection with the decision to sell TTPL, the Company recorded a loss from discontinued operational of $2,377,000, comprised of $1,578,000 in losses for the phase-out period from January 1, 2000 through the completion of the sale and $799,000 as an estimated loss on sale of TTPL. Included in the estimated loss are certain costs directly associated with the decision to dispose of the assets, such as severance and commission fees.

As of December 31, 2000, management determined that the losses were $179,000 less than those accrued. The change in estimate stemmed primarily from lower than expected exit costs in Singapore.

The result of operations of TTPL for fiscal year 1999 has been segregated from continuing operations and reported as loss from discontinued operations.

NOTE 12 – RELATED PARTY TRANSACTIONS

On June 1, 1999, a member of the Board of Directors was engaged by the Company as a consultant, advising the Chief Executive Officer and other Company executives on business matters, for a period of three years for a monthly fee of $5,000. In connection with this contract, the Director was granted an option to purchase 226,666 and 82,000 shares of common stock in 1999 and 2001 with exercise prices of $1.50 and $2.10 per share, respectively. The Director’s current agreement calls for a maximum billing for calendar year 2003 of $70,000.

On June 1, 2001, a member of the Company’s Board of Directors was engaged by the Company as a consultant to provide business development and strategic planning advice and assistance relating to government research and development contracts and semiconductor and wireless opportunities. In lieu of receiving any cash compensation for his consulting services, the Director was granted an option to purchase 324,000 shares of the

TESSERA TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

Company’s common stock at an exercise price of $2.10 per share. These options vest over a period of three years. At each reporting date, the Company revalues the stock-based compensation expenses related to the unvested options using the Black-Scholes option-pricing model. At September 30, 2003, the fair value of the unvested options was estimated to be $61,000 (unaudited). The Company has recognized $441,000 (unaudited) of compensation expenses related to these options.

NOTE 13 – SUBSEQUENT EVENTS

On January 31, 2003, the Company completed a corporate reorganization and Tessera, Inc. became the wholly-owned subsidiary of Tessera Technologies, Inc. During the reorganization, the Company repurchased common stock and preferred stock from several stockholders who exercised their dissenters’ rights in the aggregate amount of $1,117,000 for 441,350 shares with the average price of $2.53 per share.

In addition, the Company repurchased 134,666 shares at common stock and 580,290 shares of preferred stock at prices of $2.01 and $1.49, respectively.

In February 2003, the Board of Directors adopted, and the Company stockholders approved, the 2003 Equity Incentive Plan (the “2003 Plan”). The terms of the 2003 Plan are similar to the terms of the 1999 Plan. The Board of Directors reserved an aggregate number of shares of the Company’s common stock for issuance under the 2003 Plan equal to (i) 1,188,930 shares, plus (ii) with respect to options previously granted under the 1999 Plan that expire or are canceled without having been exercised in full, the number of shares subject to each such option as to which such option was not exercised prior to its expiration or cancellation.

In August 2003, the Company’s stockholders approved an amendment and restatement of its Restated Certificate of Incorporation. Under the Restated Certificate of Incorporation, the minimum offering price required for a qualified public offering, resulting in the mandatory conversion of the Company’s preferred stock, is reduced to $7.50 per share. In addition, all 575,434 outstanding shares of Series E-1 preferred stock have been reclassified and converted into 690,527 shares of Series E preferred stock. Lastly, cumulative dividends payable to all series of preferred stockholders will be eliminated through December 31, 2004, and in satisfaction of such dividends, a stock dividend has been declared in the form of 2,759,983 shares of new Series F preferred stock.

In August 2003, the Board of Directors authorized management to file a registration statement on Form S-1 to register shares of its common stock to be sold in an underwritten public offering. In addition shares available for grant under the Company’s 2003 Plan will be increased by another 2,100,000 shares upon the completion of the offering.

The Company will agree to indemnify the underwriters against liabilities relating to its initial public offering including liabilities under the Securities Act of 1933 and liabilities arising from breaches of the representations and warranties contained in the underwriting agreement, and to contribute to payments that the underwriters may be required to make for these liabilities.

NOTE 14 – UNAUDITED PRO FORMA NET INCOME PER SHARE ATTRIBUTABLE TO COMMON STOCKHOLDERS (UNAUDITED)

Pro forma basic and diluted net income per share have been computed to give effect to mandatorily redeemable cumulative convertible preferred stock that will convert to common stock upon the closing of the Company’s initial public offering (using the as-converted method) for the year ended December 31, 2002 and the nine months ended September 30, 2003 as if the closing occurred at the beginning of fiscal 2002. The following

TESSERA TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

table sets forth the computation of pro forma basic and diluted net income per share (in thousands, except per share data):

	Year Ended December 31, 2002 (unaudited)	Nine Months Ended September 30, 2003 (unaudited)

Numerator:

Net income	$6,539	$6,260

Denominator:

Weighted-average common shares outstanding	6,842	6,862

Less: Unvested common shares subject to repurchase	(58)	(11)

Add: Adjustments to reflect the weighted average effect of the assumed conversion of Series A, B, C, D, E, E-1 and F preferred stock from the date of issuance	25,555	25,530

Total shares used in computing basic pro forma net income per common share	32,339	32,381

Add: Adjustments to reflect the effect of the assumed conversion of:

Common stock warrant outstanding	6	6

Employee stock options outstanding	2,238	4,595

Preferred stock warrants outstanding	174	127

Unvested common shares subject to repurchase	58	11

Total shares used in computing diluted pro forma net income per common shares	34,815	37,120

Pro forma net income per common share:

Basic	$0.20	$0.19

Diluted	$0.19	$0.17

INSIDE BACK COVER

[Tessera Logo with text: “Tessera, we make it possible”]

Our chip-scale and multi-chip technology enables miniaturization and increased functionality in a broad range of electronic products

[Left column:]

[Picture depicting a wireless phone and the embedded semiconductor chips that incorporate our packaging technology]

[Picture of multiple wireless phones, shrinking in size from left to right]

Past [arrow pointing to the right] Present

[Right column:]

Our technology enables multiple chips to be vertically stacked in a multi-chip package that occupies almost the same printed circuit board area as a single chip-scale package

[Below text: Picture depicting semiconductor chips packaged into our multi-chip package technology]

Benefits of our chip-scale and multi-chip packaging technology:

Miniaturization. Our technology enables fully packaged chips to be almost as small as the chip itself, and multi-chip packages that occupy almost the same circuit board area as a single chip-scale package

High performance. Packaged chips that use our technology have short electrical connections that allow the rapid transfer of data and enable high system-level performance

High reliability. By allowing movement within the package, our technology alleviates thermally-induced stress, resulting in high reliability without compromising package size, performance or cost

Cost effectiveness. We believe that more than 100 companies across the semiconductor supply chain have invested in the materials, equipment and assembly infrastructure required for the high-volume, cost-effective production of semiconductors that incorporate our technology

7,500,000 Shares

Common Stock

PROSPECTUS

            , 2003

LEHMAN BROTHERS

Sole Bookrunner

MERRILL LYNCH & CO.

Joint Lead Manager

NEEDHAM & COMPANY, INC.

SOUNDVIEW TECHNOLOGY GROUP

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution.

The following table sets forth all expenses to be paid by the registrant, other than underwriting discounts and commissions, in connection with this offering. All amounts shown are estimates except for the registration fee, the NASD filing fee and the Nasdaq National Market listing fee.

Amount to be Paid

SEC registration fee		$7,675.39

NASD filing fee		8,000.00

Nasdaq National Market listing fee		*

Printing and engraving		*

Legal fees and expenses		*

Accounting fees and expenses		*

Blue sky fees and expenses (including legal fees)		*

Transfer agent and registrar fees		*

Miscellaneous		*

Total	$	*

*	To be completed by amendment.

Item 14.    Indemnification of Officers and Directors.

Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to officers, directors and other corporate agents in terms sufficiently broad to permit such indemnification under certain circumstances and subject to certain limitations.

The registrant’s certificate of incorporation and bylaws provide that the registrant shall indemnify its directors, officers, employees and agents to the full extent permitted by Delaware General Corporation Law, including in circumstances in which indemnification is otherwise discretionary under Delaware law.

In addition, the registrant has entered into separate indemnification agreements with its directors, officers and certain employees which requires the registrant, among other things, to indemnify them against certain liabilities which may arise by reason of their status as directors, officers or certain other employees. The registrant also intends to maintain director and officer liability insurance, if available on reasonable terms.

These indemnification provisions and the indemnification agreements entered into between the registrant and its officers and directors may be sufficiently broad to permit indemnification of the registrant’s officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act.

The underwriting agreement filed as Exhibit 1.1 to this registration statement provides for indemnification by the underwriters of the registrant and its officers and directors for certain liabilities arising under the Securities Act, or otherwise.

Item 15.    Recent Sales of Unregistered Securities.

Since August 1, 2000, we have issued and sold the following unregistered securities. In each sale of shares of common stock and preferred stock shown below, the share numbers and dollar amounts shown reflect the reverse stock split effected September 1, 2000.

Options Grants and Option Exercises

Since August 1, 2000, we have granted options to purchase 7,484,398 shares of common stock to employees, officers, directors and consultants under our 1999 Stock Plan and Amended and Restated 2003 Equity Incentive Plan at exercise prices ranging from $2.10 to $9.60 per share. During the same period, we issued and sold 1,246,308 shares of common stock pursuant to option exercises at prices ranging from $0.15 to $6.75 per share. These transactions were effected under Rule 701 and, in the case of certain consultants, Section 4(2) of the Securities Act.

Common Stock

On October 16, 2000, we issued and sold 180,000 shares of our common stock to CSK Venture Capital Co., Ltd., an accredited investor, upon exercise of a warrant at an exercise price of $0.25 for an aggregate consideration of $45,000.00. This transaction was effected in reliance on Rule 506 of Regulation D under the Securities Act.

On November 16, 2000, we issued and sold 120,000 shares of our common stock to CSK Venture Capital Co., Ltd., an accredited investor, upon exercise of a warrant at an exercise price of $0.25 for an aggregate consideration of $30,000.00. This transaction was effected in reliance on Rule 506 of Regulation D under the Securities Act.

On September 8, 2003, we issued and sold 6,698 shares of our common stock to Lerner, David, Littenberg, Krumholz & Mentlik, an accredited investor, upon exercise of a warrant at an exercise price of $0.15 for an aggregate consideration of $1,004.70. This transaction was effected in reliance on Rule 506 of Regulation D under the Securities Act.

Preferred Stock

On August 1, 2000, we issued and sold 574,670 shares of our Series E-1 preferred stock to Equity Group Holdings III, LLC, Arbor Company, WS Investment Company 200A, John H. Mullin III, John B. Goodrich, Michael A. Ladra, James Otteson, Thomas L. Piper III, James F. Reilly, Ian Wallace, Marc A. Snyder Trustee, Susan Snyder Trustee, Dominick Abel and Charles Ballard, each an accredited investor, at a purchase price of $9.00 per share for an aggregate consideration of $5,172,030.00. These transactions were effected in reliance on Rule 506 of Regulation D under the Securities Act.

On August 3, 2000, we issued and sold 128 shares of our Series E-1 preferred stock to Morris Dweck, an accredited investor, at a purchase price of $9.00 per share for an aggregate consideration of $1,152.00. This transaction was effected in reliance on Rule 506 of Regulation D under the Securities Act.

On August 8, 2000, we issued and sold 766 shares of our Series E-1 preferred stock to Daniel P. Molloy, an accredited investor, at a purchase price of $9.00 per share for an aggregate consideration of $6,894.00. This transaction was effected in reliance on Rule 506 of Regulation D under the Securities Act.

On December 28, 2001, we issued and sold 40,833 shares of our Series C Preferred Stock to Venture Lending & Leasing, Inc., an accredited investor, upon exercise of a warrant at an exercise price of $7.50 for an aggregate consideration of $306,247.50. This transaction was effected in reliance on Rule 506 of Regulation D under the Securities Act.

On April 24, 2003, we issued and sold 27,472 shares of our Series B Preferred Stock to Sanford Garrett, an accredited investor, upon the cashless net exercise of a warrant. This transaction was effected in reliance on Section 3(a)(9) of the Securities Act and Rule 506 of Regulation D promulgated under the Securities Act.

Warrants

On August 29, 2000, we issued warrants to purchase an aggregate of 240,000 shares of our common stock to Anthony B. Faraci and Thomas DiStefano, each an accredited investor, at an exercise price of $4.50 per share. These transactions were effected in reliance on Rule 506 of Regulation D under the Securities Act.

Item 16.    Exhibits and Financial Statement Schedules.

(a) The following exhibits are filed herewith:

Exhibit Number	Exhibit Title

1.1*	Form of Underwriting Agreement

3.1**	Restated Certificate of Incorporation

3.2**	Restated Certificate of Incorporation to be in effect upon completion of the offering

3.3**	Bylaws, as in effect prior to completion of the offering

3.4**	Bylaws to be in effect upon completion of the offering

4.1*	Specimen Common Stock Certificate

4.2**	Registration Rights Agreement, dated as of January 31, 2003, by and among registrant and the stockholders party thereto

4.3**	Warrant to purchase 6,698 shares of Common Stock, issued on October 27, 1993 to Lerner, David, Littenberg, Krumholz & Mentlik

4.4**	Warrant to purchase 21,588 shares of Series C 10% Cumulative Convertible Preferred Stock, issued on May 5, 1999 to LINC Capital, Inc.

4.5**	Warrant to purchase 6,666 shares of Series E 10% Cumulative Convertible Preferred Stock, issued on December 15, 1999 to Transamerica Business Credit Corp.

4.6**	Form of warrants to purchase an aggregate of 251,987 shares of Common Stock, issued on February 4, 2000 and July 1, 2000.

5.1*	Form of Opinion of Latham & Watkins LLP

10.1**	Form of Indemnification Agreement between registrant and each of its directors and executive officers

10.2**	1991 Stock Option Plan

10.3**	Amended and Restated 1996 Stock Plan

10.4**	1999 Stock Plan

10.5**	Amended and Restated 2003 Equity Incentive Plan

10.6**	2003 Employee Stock Purchase Plan

10.7†**	TCC Master License Agreement, dated as of July 7, 1994, by and between Tessera, Inc. and Hitachi, Ltd.

Exhibit Number	Exhibit Title

10.8†**	Addendum to TCC Master License Agreement, dated as of January 31, 1997, by and between Tessera, Inc. and Hitachi, Ltd.

10.9†**	Letter Amendment to TCC Master License Agreement, dated as of September 23, 2002, by and between Tessera, Inc. and Hitachi, Ltd.

10.10**	Letter Amendment to TCC Master License Agreement, dated as of February 18, 2003, by and between Tessera, Inc. and Hitachi, Ltd.

10.11†**	Limited TCC License Agreement, dated as of October 22, 1996, by and between Tessera, Inc. and Intel Corporation

10.12**	First Amendment to Limited TCC License Agreement, dated as of October 1, 2000, by and between Tessera, Inc. and Intel Corporation

10.13†**	Second Amendment to Limited TCC License Agreement, dated as of March 22, 2002, by and between Tessera, Inc. and Intel Corporation

10.14†**	TCC License Agreement, dated as of May 17, 1997, by and between Tessera, Inc. and Samsung Electronics Co., Ltd.

10.15†**	First Addendum to Limited TCC License Agreement, dated as of November 4, 1998, by and between Tessera, Inc. and Samsung Electronics Co., Ltd.

10.16**	Second Addendum to TCC License Agreement, dated as of June 1, 2001, by and between Tessera, Inc. and Samsung Electronics Co., Ltd.

10.17†**	TCC Patent License Agreement, dated as of January 22, 2003, by and between Tessera, Inc. and Seiko Epson Corporation

10.18†**	Patent License Agreement, dated as of October 12, 1998, by and between Tessera, Inc. and Sharp Corporation

10.19†**	Immunity Agreement, dated as of January 24, 2002, by and between Tessera, Inc., and Sharp Corporation

10.20†**	License Agreement, dated as of January 1, 2002, by and between Tessera, Inc. and Texas Instruments Incorporated

10.21+	Lease, dated as of April 1, 1995, by and between Tessera, Inc. and PNB Investors

10.22**	Agreement to Exercise Option to Renew, dated as of April 1, 2000, by and between Tessera, Inc. and PNB Investors

10.23**	Change of Control Agreement, dated as of November 19, 2001, by and between Tessera, Inc. and Bruce M. McWilliams

10.24**	Change of Control Agreement, dated as of November 19, 2001, by and between Tessera, Inc. and Nicholas J. Colella

10.25**	Change of Control Agreement, dated as of November 19, 2001, by and between Tessera, Inc. and Michael A. Forman

10.26**	Change of Control Agreement, dated as of November 19, 2001, by and between Tessera, Inc. and Christopher M. Pickett

10.27**	Employment Offer Letter, dated as of July 30, 2003, by and between registrant and R. Douglas Norby

Exhibit Number	Exhibit Title

10.28**	Employment Offer Letter, dated as of February 13, 2002, by and between Tessera, Inc. and Kirk E. Flatow

10.29**	Consulting Agreement, dated as of December 2, 1999, by and between Tessera, Inc. and Philip S. Dauber

10.30**	Amendment to Consulting Agreement, dated as of November 8, 2001, by and between Tessera, Inc. and Philip S. Dauber

10.31**	Amendment to Consulting Agreement, dated as of January 1, 2003, by and between Tessera, Inc. and Philip S. Dauber

10.32**	Consulting Agreement, dated as of October 31, 2001, by and between Tessera, Inc. and Al S. Joseph

10.33†**	Third Amendment to Limited TCC License Agreement, dated as of September 10, 2003, by and between Tessera, Inc. and Intel Corporation

21.1**	List of subsidiaries

23.1	Consent of PricewaterhouseCoopers LLP, Independent Accountants

23.2*	Consent of Latham & Watkins LLP (included in Exhibit 5.1)

24.1**	Power of Attorney

*	To be filed by amendment.
†	Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.
+	Incorporated by reference to exhibits filed with the Registration Statement on Form S-1 filed by Tessera, Inc. on September 5, 2000.
**	Previously filed

(b) Financial Statement Schedules.

All schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements or notes thereto.

Item 17.    Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification by the registrant for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 14 above or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this amendment to this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Jose, State of California, on October 24, 2003.

Tessera Technologies, Inc.

By:	/s/ R. DOUGLAS NORBY

R. Douglas Norby Chief Financial Officer and Senior Vice President

Pursuant to the requirements of the Securities Act of 1933, this amendment to this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

* Bruce M. McWilliams	Chairman of the Board of Directors, President and Chief Executive Officer (Principal Executive Officer)	October 24, 2003

/s/ R. DOUGLAS NORBY R. Douglas Norby	Chief Financial Officer and Senior Vice President (Principal Financial and Accounting Officer)	October 24, 2003

* Patricia M. Cloherty	Director	October 24, 2003

* Philip S. Dauber	Director	October 24, 2003

* Borje Ekholm	Director	October 24, 2003

* John B. Goodrich	Director	October 24, 2003

* D. James Guzy	Director	October 24, 2003

* Al S. Joseph	Director	October 24, 2003

* Robert A. Young	Director	October 24, 2003

*By:	/s/ R. DOUGLAS NORBY

R. Douglas Norby Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number	Exhibit Title

1.1*	Form of Underwriting Agreement

3.1**	Restated Certificate of Incorporation

3.2**	Restated Certificate of Incorporation to be in effect upon completion of the offering

3.3**	Bylaws, as in effect prior to completion of the offering

3.4**	Bylaws to be in effect upon completion of the offering

4.1*	Specimen Common Stock Certificate

4.2**	Registration Rights Agreement, dated as of January 31, 2003, by and among registrant and the stockholders party thereto

4.3**	Warrant to purchase 6,698 shares of Common Stock, issued on October 27, 1993 to Lerner, David, Littenberg, Krumholz & Mentlik

4.4**	Warrant to purchase 21,588 shares of Series C 10% Cumulative Convertible Preferred Stock, issued on May 5, 1999 to LINC Capital, Inc.

4.5**	Warrant to purchase 6,666 shares of Series E 10% Cumulative Convertible Preferred Stock, issued on December 15, 1999 to Transamerica Business Credit Corp.

4.6**	Form of warrants to purchase an aggregate of 251,987 shares of Common Stock, issued on February 4, 2000 and July 1, 2000.

5.1*	Form of Opinion of Latham & Watkins LLP

10.1**	Form of Indemnification Agreement between registrant and each of its directors and executive officers

10.2**	1991 Stock Option Plan

10.3**	Amended and Restated 1996 Stock Plan

10.4**	1999 Stock Plan

10.5**	Amended and Restated 2003 Equity Incentive Plan

10.6**	2003 Employee Stock Purchase Plan

10.7†**	TCC Master License Agreement, dated as of July 7, 1994, by and between Tessera, Inc. and Hitachi, Ltd.

10.8†**	Addendum to TCC Master License Agreement, dated as of January 31, 1997, by and between Tessera, Inc. and Hitachi, Ltd.

10.9†**	Letter Amendment to TCC Master License Agreement, dated as of September 23, 2002, by and between Tessera, Inc. and Hitachi, Ltd.

10.10**	Letter Amendment to TCC Master License Agreement, dated as of February 18, 2003, by and between Tessera, Inc. and Hitachi, Ltd.

10.11†**	Limited TCC License Agreement, dated as of October 22, 1996, by and between Tessera, Inc. and Intel Corporation

10.12**	First Amendment to Limited TCC License Agreement, dated as of October 1, 2000, by and between Tessera, Inc. and Intel Corporation

Exhibit Number	Exhibit Title

10.13†**	Second Amendment to Limited TCC License Agreement, dated as of March 22, 2002, by and between Tessera, Inc. and Intel Corporation

10.14†**	TCC License Agreement, dated as of May 17, 1997, by and between Tessera, Inc. and Samsung Electronics Co., Ltd.

10.15†**	First Addendum to Limited TCC License Agreement, dated as of November 4, 1998, by and between Tessera, Inc. and Samsung Electronics Co., Ltd.

10.16**	Second Addendum to TCC License Agreement, dated as of June 1, 2001, by and between Tessera, Inc. and Samsung Electronics Co., Ltd.

10.17†**	TCC Patent License Agreement, dated as of January 22, 2003, by and between Tessera, Inc. and Seiko Epson Corporation

10.18†**	Patent License Agreement, dated as of October 12, 1998, by and between Tessera, Inc. and Sharp Corporation

10.19†**	Immunity Agreement, dated as of January 24, 2002, by and between Tessera, Inc., and Sharp Corporation

10.20†**	License Agreement, dated as of January 1, 2002, by and between Tessera, Inc. and Texas Instruments Incorporated

10.21+	Lease, dated as of April 1, 1995, by and between Tessera, Inc. and PNB Investors

10.22**	Agreement to Exercise Option to Renew, dated as of April 1, 2000, by and between Tessera, Inc. and PNB Investors

10.23**	Change of Control Agreement, dated as of November 19, 2001, by and between Tessera, Inc. and Bruce M. McWilliams

10.24**	Change of Control Agreement, dated as of November 19, 2001, by and between Tessera, Inc. and Nicholas J. Colella

10.25**	Change of Control Agreement, dated as of November 19, 2001, by and between Tessera, Inc. and Michael A. Forman

10.26**	Change of Control Agreement, dated as of November 19, 2001, by and between Tessera, Inc. and Christopher M. Pickett

10.27**	Employment Offer Letter, dated as of July 30, 2003, by and between registrant and R. Douglas Norby

10.28**	Employment Offer Letter, dated as of February 13, 2002, by and between Tessera, Inc. and Kirk E. Flatow

10.29**	Consulting Agreement, dated as of December 2, 1999, by and between Tessera, Inc. and Philip S. Dauber

10.30**	Amendment to Consulting Agreement, dated as of November 8, 2001, by and between Tessera, Inc. and Philip S. Dauber

10.31**	Amendment to Consulting Agreement, dated as of January 1, 2003, by and between Tessera, Inc. and Philip S. Dauber

10.32**	Consulting Agreement, dated as of October 31, 2001, by and between Tessera, Inc. and Al S. Joseph

10.33†**	Third Amendment to Limited TCC License Agreement, dated as of September 10, 2003, by and between Tessera, Inc. and Intel Corporation

21.1**	List of subsidiaries

Exhibit Number	Exhibit Title

23.1	Consent of PricewaterhouseCoopers LLP, Independent Accountants

23.2*	Consent of Latham & Watkins LLP (included in Exhibit 5.1)

24.1**	Power of Attorney

*	To be filed by amendment.
†	Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.
+	Incorporated by reference to exhibits filed with the Registration Statement on Form S-1 filed by Tessera, Inc. on September 5, 2000.
**	Previously filed